Exhibit 10.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

VISTAPRINT N.V.,

VISTAPRINT USA, INCORPORATED,

WOODBRIDGE ACQUISITION CORP,

WEBS, INC.

AND

SHAREHOLDER REPRESENTATIVE SERVICES LLC

AS SECURITYHOLDER REPRESENTATIVE

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TABLE OF CONTENTS

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TABLE OF CONTENTS

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INDEX OF EXHIBITS AND SCHEDULES

Exhibit	Description

Exhibit A	Form of Written Consent of Stockholders
Exhibit B	Form of Joinder, Release and Waiver
Exhibit C	Form of Certificate of Merger
Exhibit D	Form of Letter of Transmittal
Exhibit E	Form of Warrant Termination Agreement
Exhibit F	Form of Escrow Agreement
Exhibit G	Form of Welcome Packet Documents
Exhibit H	Legal Opinion
Exhibit I	Sample Net Working Capital Amount Calculation
Exhibit J	Form of Restricted Share Award Agreement

Schedule	Description

Schedule of Exceptions
4.1	Exceptions to Pre-Closing Covenants
5.11(b)	Key Employees
6.2(e)	Mandatory Third-Party Consents
6.2(r)(ii)	Closing Employees
6.2(x)	Company Securityholders Executing a Joinder, Release and Waiver
7.2(a)(vi)	Other Indemnification Matters

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of December 16, 2011 by and among Vistaprint N.V., a company organized under the laws of the Netherlands (“Parent”), Vistaprint USA, Incorporated, a Delaware corporation and a directly or indirectly wholly-owned subsidiary of Parent (“Midco”), Woodbridge Acquisition Corporation, a Delaware corporation and a directly or indirectly wholly-owned subsidiary of Parent and Midco (such entity, or any other directly or indirectly wholly owned Parent and Midco subsidiary that Parent may elect to substitute therefor, “Sub”), Webs, Inc., a Delaware corporation (such corporation and any predecessor entity thereto, the “Company”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as Securityholder Representative (the “Securityholder Representative”). Certain capitalized terms used but not otherwise defined herein are defined in Article X of this Agreement.

RECITALS

A. Each of Parent, Midco, Sub and the Company believe it is in the best interests of each such company and its respective stockholders that Parent acquire the Company through the statutory merger of Sub with and into the Company (the “Merger”).

B. Pursuant to the Merger, among other things, (i) all of the issued and outstanding Company Capital Stock, Vested Options and Company Warrants shall be terminated and converted into the right to receive the consideration set forth herein and (ii) all Unvested Options and any other rights to acquire Company Capital Stock shall be automatically terminated for no consideration.

C. A portion of the consideration payable by Parent in connection with the Merger shall be withheld and placed in escrow by Parent as security for the indemnification obligations set forth in this Agreement.

D. The Company, on the one hand, and Parent, Midco and Sub, on the other hand, desire to make certain representations, warranties, covenants and other agreements in connection with the Merger.

E. As an inducement to the willingness of Parent, Midco and Sub to enter into this Agreement (but not pursuant to any prior agreement with the Company, Sub or Parent), (i) holders of at least ninety percent (90%) of the outstanding shares of Company Capital Stock voting together as a single class and on an as-converted basis, and (ii) holders of ninety-two percent (92%) of the outstanding shares of Company Preferred Stock, voting together as a single class and on an as-converted basis, have indicated that they expect to deliver, following the approval and adoption of this Agreement by the board of directors of the Company and within two (2) hours following the execution and delivery of this Agreement, (x) their irrevocable approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby and (y) specified undertakings, representations, warranties, releases and waivers, pursuant to a written consent in the form attached hereto as Exhibit A and a joinder, release and waiver in the form attached hereto as Exhibit B, respectively, signed and dated as of the date of this Agreement, pursuant to and in accordance with the applicable provisions of Delaware Law and the Company Charter Documents (such consents of such Stockholders in the form of Exhibit A and Exhibit B, collectively, the “Stockholder Consent”).

F. Prior to the execution of this Agreement, each of the Founders shall have executed an accredited investor questionnaire in a form acceptable to Parent in which each Founder represents and warrants that such Founder is an “accredited investor” within the meaning of Rule 501 of the Securities Act.

NOW, THEREFORE, in consideration of the mutual agreements, covenants and other promises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereby agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. At the Effective Time and subject to and upon the terms and conditions of this Agreement, and applicable provisions of the General Corporation Law of the State of Delaware (“Delaware Law”), Sub shall be merged with and into the Company, the separate corporate existence of Sub shall cease, and the Company shall continue as the surviving corporation and as a direct wholly-owned subsidiary of Midco and an indirect wholly-owned subsidiary of Parent. The surviving corporation after the Merger is sometimes referred to herein as the “Surviving Corporation.” Parent shall have the right to substitute, as “Sub” under this Agreement, any newly formed Delaware corporation that is directly or indirectly a wholly owned Parent subsidiary, in which case such substitute entity will sign a copy of the signature page of this Agreement and be deemed a party hereto as the “Sub” without further amendment or signature of any other party hereto.

1.2 Effective Time. Unless this Agreement is earlier terminated pursuant to Section 8.1 of this Agreement, the closing of the Merger (the “Closing”) will take place as promptly as practicable after the execution and delivery of this Agreement by the parties hereto, but no later than five (5) Business Days following satisfaction or waiver of the conditions set forth in Article VI of this Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions); provided however that in no event shall the Closing occur prior to December 28, 2011. The date upon which the Closing actually occurs shall be referred to herein as the “Closing Date”. On the Closing Date, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger, in substantially the form attached hereto as Exhibit C (the “Certificate of Merger”), with the Secretary of State of the State of Delaware, in accordance with the applicable provisions of Delaware Law (the time of filing of the Certificate of Merger with the Secretary of State of the State of Delaware (or such other time as agreed to in writing by Parent and the Company and specified in the Certificate of Merger) shall be referred to herein as the “Effective Time”).

1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, except as otherwise agreed pursuant to the terms of this Agreement, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.4 Certificate of Incorporation and Bylaws.

(a) Subject to Section 5.20, the certificate of incorporation of the Sub as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation at and as of the Effective Time, until thereafter amended in accordance with Delaware Law and as provided in such certificate of incorporation; provided, however, that at the Effective Time, Article I of such certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows: “The name of the corporation is Webs, Inc.”

(b) Subject to Section 5.20, immediately following the Effective Time, the board of directors of the Surviving Corporation shall adopt the bylaws of Sub, as in effect immediately prior to the Effective Time, to be its bylaws until amended in accordance with the provisions thereof and applicable Law. Notwithstanding the foregoing, the name of the Surviving Corporation shall still be Webs, Inc.

1.5 Directors and Officers.

(a) Directors. Unless otherwise determined by Parent prior to the Effective Time, the directors of Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately after the Effective Time, each to hold the office of a director of the Surviving Corporation in accordance with the provisions of Delaware Law, the Surviving Corporation’s Charter Documents until their successors are duly elected and qualified, or until their earlier resignation or removal.

(b) Officers. Unless otherwise determined by Parent prior to the Effective Time, the officers of Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the provisions of the bylaws of the Surviving Corporation.

1.6 Effect of Merger on the Securities of the Company.

(a) Effect on Capital Stock of the Company. At and as of the Effective Time, by virtue of the Merger and without any action on the part of Sub, the Company, the holders of shares of Company Capital Stock or any other Person, upon the terms and subject to the conditions set forth in this Section 1.6 and throughout this Agreement, including the escrow provisions set forth in Article VII of this Agreement:

(i) Cancelation of Treasury Stock and Parent-Owned Stock. Each outstanding share of Company Capital Stock held by Parent, the Company or any direct or indirect Subsidiary of Parent or the Company immediately prior to the Effective Time, if any, shall be cancelled and extinguished without payment of any consideration with respect thereto.

(ii) Conversion of Company Preferred Stock. Each outstanding share of Company Preferred Stock (other than any Dissenting Shares and those referred to in Section 1.6(a)(i) of this Agreement) shall be cancelled and extinguished and be converted automatically into the right to receive (following the surrender of the certificate representing such share of Company Preferred Stock in accordance with Section 1.8) an amount in cash (without interest) equal to: (A) the Series A Preference Amount; plus (B) the Per Share Purchase Price multiplied by the number of shares of Company Common Stock issuable upon conversion of such share of Company Preferred Stock; minus (C) the Capped Participation Spread multiplied by the number of shares of Company Common Stock issuable upon conversion of such share of Company Preferred Stock; minus (D) the cash amount with respect to such share of Company Preferred Stock withheld and contributed to the Escrow Fund pursuant to the Escrow Allocation Schedule; plus (E) any cash disbursements required to be made from the Escrow Fund with respect to such share to the former holder thereof in accordance with the terms of this Agreement and the Escrow Agreement, as and when such disbursements are required to be made.

(iii) Conversion of Company Common Stock Not Owned By Major Common Holders. Each outstanding share of Company Common Stock (other than any Dissenting Shares and those referred to in Section 1.6(a)(i) of this Agreement) owned by any Person other than a Major Common Holder shall be cancelled and extinguished and be converted automatically into the right to receive (following the surrender of the certificate representing such share of Company Common Stock in accordance with Section 1.8) an amount in cash (without interest) equal to: (A) the Per Share Purchase Price; minus (B) the cash amount with respect to such share of Company Common Stock withheld and contributed to the Escrow Fund pursuant to the Escrow Allocation Schedule; plus (B) any cash disbursements required to be made from the Escrow Fund with respect to such share to the former holder thereof in accordance with the terms of this Agreement and the Escrow Agreement, as and when such disbursements are required to be made.

(iv) Conversion of Company Common Stock Owned By Major Common Holders. Each outstanding share of Company Common Stock (other than any Dissenting Shares and those referred to in Section 1.6(a)(i) of this Agreement) held by a Major Common Holder shall be cancelled and extinguished and be converted automatically into the right to receive (following the surrender of the certificate representing such share of Company Common Stock in accordance with Section 1.8): (A) an amount in cash (without interest) equal to (1) sixty-three percent (63%) of the Per Share Purchase Price; minus (2) the cash amount with respect to such share of Company Common Stock withheld and contributed to the Escrow Fund pursuant to the Escrow Allocation Schedule; plus (3) any cash disbursements required to be made from the Escrow Fund with respect to such share to the former holder thereof in accordance with the terms of this Agreement and the Escrow Agreement, as and when such disbursements are required to be made; plus (B) such number of shares of Parent Restricted Stock equal to (1) (i) thirty-seven percent (37%) of the Per Share Purchase Price divided by (ii) the volume weighted average closing price per share of Parent’s ordinary shares during the last fifteen (15) trading days during which Parent’s ordinary shares were available for trading on the NASDAQ immediately up to and including the second such trading day prior to the Closing Date; minus (2) such number of shares of Parent Restricted Stock required to be withheld and contributed to the Escrow Fund pursuant to the Escrow Allocation Schedule; plus (3) such number of shares of Parent Restricted Stock required to be disbursed from the Escrow Fund with respect to such share to the former holder thereof in accordance with the terms of this Agreement and the Escrow Agreement, as and when such disbursements are required to be made.

(b) Treatment of Stock Options, Warrants and Company Bonus Amounts.

(i) Effect on Vested Options. At the Effective Time, each Vested Option shall, by virtue of the Merger and without the need for any further action on the part of the holder thereof, on the terms and subject to the conditions set forth in this Agreement, be cancelled and extinguished and automatically converted into the right to receive for each share of Company Common Stock subject to such Vested Option an amount in cash (without interest) equal to: (A) the Per Share Purchase Price; minus (B) the exercise price per share of Company Common Stock subject to such Vested Option; minus (C) the cash amount with respect to each share of Company Common Stock subject to such Vested Option withheld and contributed to the Escrow Fund pursuant the Escrow Allocation Schedule; plus (D) any cash disbursements required to be made from the Escrow Fund with respect to such share to the former holder thereof in accordance with the terms of this Agreement and the Escrow Agreement, as and when such disbursements are required to be made; provided, however, that the Surviving Corporation and Parent shall be entitled to deduct and withhold the amount of withholdings for Taxes required to be deducted and withheld as a result of the transactions contemplated by this Section 1.6(b)(i). The Parent shall cause the amount each holder of Vested Options is entitled to receive for the Vested Options held by such holder to be paid by the Surviving Corporation through its payroll processor to such holder as soon as practicable after the Effective Time. The amounts paid to the holders of Vested Options out of the Escrow Fund, if any, shall be made at the same times, and under the same conditions, as the amounts released from the Escrow Fund are paid to holders of Company Capital Stock. The Company shall take all actions necessary in order to effect the provisions of this Section 1.6(b)(i), including, without limitation, seeking all necessary approvals and providing any notice required under the terms of the applicable stock option plans or agreements.

(ii) Effect on Company Preferred Warrants. At the Effective Time, each Company Preferred Warrant (to the extent not already exercised) shall, by virtue of the Merger and without the need for any further action on the part of the holder thereof, on the terms and subject to the conditions set forth in this Agreement, be cancelled and extinguished and automatically converted into the right to receive (following the delivery of a Warrant Termination Agreement in accordance with Section 1.8) for each share of Company Preferred Stock subject to such Company Preferred Warrant an amount in cash (without interest) equal to: (A) the Series A Preference Amount; plus (B) the Per Share Purchase Price multiplied by the number of shares of Company Common Stock issuable upon conversion of such share of Company Preferred Stock; minus (C) of the Capped Participation Spread multiplied by the number of shares of Company Common Stock issuable upon conversion of such share of Company Preferred Stock; minus (D) the exercise price per share of Company Preferred Stock subject to such Company Preferred Warrant; minus (E) the cash amount with respect to each share of Company Preferred Stock subject to such Company Preferred Warrant withheld and contributed to the Escrow Fund pursuant to the Escrow Allocation Schedule; plus (F) any cash disbursements required to be made from the Escrow Fund with respect to such share to the former holder thereof in accordance with the terms of this Agreement and the Escrow Agreement, as and when such disbursements are required to be made. The amounts paid to the holders of Company Preferred Warrants out of the Escrow Fund, if any, shall be made at the same times, and under the same conditions, as the amounts released from the Escrow Fund are paid to holders of Company Preferred Stock. For the avoidance of doubt, if a Company Preferred Warrant is exercised for its underlying shares of Series A Preferred Stock prior to the Effective Time, then the holder of such Company Preferred Warrant shall receive, in respect of each such underlying share, the amount which it is entitled pursuant to Section 1.6(a)(ii) as a holder of Company Preferred Stock hereunder.

(iii) Effect on Company Common Warrants. At the Effective Time, each Company Common Warrant (to the extent not already exercised) shall, by virtue of the Merger and without the need for any further action on the part of the holder thereof, on the terms and subject to the conditions set forth in this Agreement, be cancelled and extinguished and automatically converted into the right to receive (following the delivery of a Warrant Termination Agreement in accordance with Section 1.8) for each share of Company Common Stock subject to such Company Common Warrant an amount in cash (without interest) equal to: (A) the Per Share Purchase Price; minus (C) the exercise price per share of Company Common Stock subject to such Company Common Warrant; minus (D) the cash amount with respect to each share of Company Common Stock subject to such Company Common Warrant withheld and contributed to the Escrow Fund pursuant to the Escrow Allocation Schedule; plus (E) any cash disbursements required to be made from the Escrow Fund with respect to such share to the former holder thereof in accordance with the terms of this Agreement and the Escrow Agreement, as and when such disbursements are required to be made. The amounts paid to the holders of Company Common Warrants out of the Escrow Fund, if any, shall be made at the same times, and under the same conditions, as the amounts released from the Escrow Fund are paid to holders of Company Common Stock. For the avoidance of doubt, if a Company Common Warrant is exercised for its underlying shares of Company Common Stock prior to the Effective Time, then the holder of such Company Common Warrant shall receive, in respect of each such underlying share, the amount which it is entitled pursuant to Section 1.6(a)(iii) or Section 1.6(a)(iv), as the case may be, as a holder of Company Common Stock hereunder.

(iv) Termination of Unvested Options. The Company shall provide for the cancellation and termination of the Unvested Options as of the Effective Time. Parent shall not assume, convert or substitute any Unvested Options into any other security or cash. At the Effective Time, all Unvested Options will, by virtue of the Merger, and without any further action on the part of any holder thereof, be cancelled and extinguished. The Company shall take all actions necessary in order to effect the provisions of this Section 1.6(b)(iv), including, without limitation, seeking all necessary approvals and providing any notice required under the terms of the applicable stock option plans or agreements.

(v) Payment of Company Bonus Amounts. The Parent shall cause the Company Bonus Amounts minus the cash amount with respect to each Company Bonus Amount withheld and contributed to the Escrow Fund pursuant the Escrow Allocation Schedule to be paid by the Surviving Corporation through its payroll processor to Company Bonus Recipients as soon as practicable after the Effective Time. The amounts paid to the Company Bonus Recipients out of the Escrow Fund, if any, shall be made at the same times, and under the same conditions, as the amounts released from the Escrow Fund are paid to holders of Company Capital Stock. The Company shall take all actions necessary in order to effect the provisions of this Section 1.6(b)(v), including, without limitation, seeking all necessary approvals and providing any notice required under the terms of the applicable stock option plans or agreements.

(c) Certain Matters. No share of Company Capital Stock (other than Dissenting Shares), Company Options or Company Warrants shall be deemed to be outstanding or to have any rights other than those set forth in Section 1.6 of this Agreement after the Effective Time. The amount of cash, if any, that each Company Securityholder is entitled to receive at any particular time for the securities held by such Company Securityholder shall be rounded to the nearest cent (with $0.005 being rounded upward) and computed after aggregating the cash amounts payable at such time for all securities held by such Company Securityholder. No fractional shares of Parent Restricted Stock shall be issued. In lieu of any fractional share to which a Company Securityholder would otherwise be entitled, such number of shares shall be rounded to the nearest whole share after aggregating the Parent Restricted Stock payable at such time for all securities held by such Company Securityholder. Parent and the Paying Agent shall be entitled to rely on the Spreadsheet in making distributions to Stockholders pursuant to Section 1.8(c).

(d) Withholding Taxes. The Company, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Capital Stock, Company Warrants or Vested Options, or in connection with any Company Bonus Amounts, such amounts as may be required to be deducted or withheld therefrom under the Code, or any provision of state, local or foreign Tax Law. To the extent that amounts are so deducted or withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Persons in respect of whom such deduction and withholding were made. The applicable information reporting and the timing and amounts subject to income and employment tax withholdings with respect to payments made to a holder of outstanding Vested Options, or in connection with any Company Bonus Amounts, that are contributed to the Escrow Fund shall be based upon the amounts that such holders actually receives out of the Escrow Fund and the timing of such holders’ receipt.

(e) Capital Stock of Sub. Each share of common stock of Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one (1) validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Each stock certificate of Sub evidencing ownership of any such shares of common stock of Sub shall thereafter evidence ownership of such shares of common stock of the Surviving Corporation.

(f) Adjustments to Per Share Purchase Price. The Per Share Purchase Price and any other applicable numbers or amounts shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Capital Stock), reorganization, recapitalization, reclassification or other like change with respect to Company Capital Stock occurring or having a record date on or after the date of this Agreement and prior to the Effective Time.

1.7 Dissenting Shares.

(a) Notwithstanding any other provisions of this Agreement to the contrary, any shares of Company Capital Stock held by a holder who has demanded and perfected appraisal rights for such holder’s shares under Delaware Law and who, as of the Effective Time, has not effectively withdrawn or lost such holder’s appraisal rights under Delaware Law (“Dissenting Shares”) shall not be converted into or represent a right to receive the consideration for Company Capital Stock set forth in Section 1.6(a) of this Agreement (and subject to the provisions of Article VII of this Agreement), but the holder thereof shall only be entitled to such rights as are provided by Delaware Law. Parent shall be entitled to retain any such consideration not paid on account of such Dissenting Shares pending resolution of the claims of the holders thereof, and the Non-Dissenting Stockholders shall not be entitled to any portion thereof.

(b) Notwithstanding the provisions of Section 1.7(a) of this Agreement, if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s appraisal rights under Delaware Law, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares shall automatically be converted into and represent only the right to receive the consideration for Company Capital Stock, as applicable, set forth in Section 1.6(a) of this Agreement, without interest thereon, and subject to the provisions of Section 1.8 and Article VII, upon surrender of the certificate representing such shares.

(c) The Company shall give Parent (i) prompt notice of any written notice of intent to demand appraisal under Delaware Law or demand for appraisal under Delaware Law received by the Company, and (ii) the opportunity to participate in all negotiations and proceedings with respect to such notices or demands. The Company shall not, except with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), voluntarily make any payment with respect to any such notices or demands or offer to settle or settle any such notices or demands and shall not use an estimate of fair value in an amount greater than the Per Share Purchase Price in any offer of payment without Parent’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, to the extent that Parent or the Company (A) makes any payment or payments in respect of any Dissenting Shares in excess of the consideration that otherwise would have been payable in respect of such shares in accordance with this Agreement (such amount, unless determined in a final, non-appealable judgment or a court, being subject to the written approval of the Securityholder Representative, which approval shall not be unreasonably withheld, conditioned or delayed), or (B) reasonably incurs any other costs or expenses in the course of addressing any Dissenting Shares (excluding payments for such shares) or the exercise by any Stockholder of any appraisal (the payments, costs and expenses referred to in clauses “(A)” and “(B)” being referred to as “Dissenting Share Payments”), Parent shall be entitled to recover under the terms of Article VII of this Agreement the amount of such Dissenting Share Payments.

1.8 Mechanics of Exchange.

(a) Paying Agent. JP Morgan Chase Bank, National Association shall serve as the paying agent (the “Paying Agent”) for the Merger.

(b) Parent to Provide Cash. As promptly as practicable after the Effective Time, Parent or any designated Affiliate of Parent shall make available to the Paying Agent for exchange in accordance with this Article I, cash and shares of Parent Restricted Stock sufficient to pay the consideration payable to the Non-Dissenting Stockholders and the holders of Company Warrants in exchange for their shares of Company Capital Stock and the cancellation of the Company Warrants pursuant to Sections 1.6(a), 1.6(b)(ii) and 1.6(iii) of this Agreement. The amount of cash deposited with the Paying Agent and shares of Parent Restricted Stock made available to the Paying Agent is referred to as the “Payment Fund.” The Paying Agent will be instructed to invest the funds included in the Payment Fund in the manner directed by Parent. Any interest or other income resulting from the investment of such funds shall be the property of, and will be paid to, Parent or any such designated Affiliate, as applicable.

(c) Exchange Procedures.

(i) Letter of Transmittal; Warrant Termination Agreement. Promptly after the Effective Time, the Paying Agent shall mail to each record holder of Company Capital Stock as of immediately prior to the Effective Time a letter of transmittal in the form attached as Exhibit D and mail to each record holder of Company Warrants as of immediately prior to the Effective Time a warrant termination agreement in the form attached as Exhibit E.

(ii) Surrender of Company Stock Certificates. Following the Effective Time, each Stockholder may surrender the certificate(s) representing such stockholder’s shares of Company Capital Stock (the “Company Stock Certificates”) to the Paying Agent for cancellation, together with a duly completed and validly executed letter of transmittal. Until a Company Stock Certificate so surrendered, each outstanding Company Stock Certificate will be deemed for all corporate purposes to evidence only the right to receive the amount of consideration into which such shares of Company Capital Stock shall be so exchanged. Upon the surrender of a Company Stock Certificate (or compliance with Section 1.10 of this Agreement) for cancellation to the Paying Agent, or such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Company Stock Certificate shall be entitled to receive from the Paying Agent in exchange therefor, the amount equal to the consideration to which such holder is then entitled pursuant to Section 1.6(a) of this Agreement, and the Company Stock Certificate so surrendered shall be cancelled.

(iii) Termination of Company Warrants. Following the Effective Time, each holder of a Company Warrant may surrender a duly completed and validly executed warrant termination agreement. Until a Company warrant termination agreement is so delivered, each outstanding Company Warrant will be deemed for all corporate purposes to evidence only the right to receive the amount of consideration into which such Company Warrants shall be so exchanged. Upon the delivery of a warrant termination agreement to the Paying Agent, or such other agent or agents as may be appointed by Parent, duly completed and validly executed in accordance with the instructions thereto, the holder of such Company Warrant shall be entitled to receive from the Paying Agent in exchange therefor, the amount equal to the consideration to which such holder is then entitled pursuant to Section 1.6(b)(ii) or 1.6(b)(iii) of this Agreement, as applicable, and the Company Warrant shall be terminated.

(d) Transfers of Ownership. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of Company Capital Stock that was outstanding prior to the Effective Time.

(e) No Liability. Notwithstanding anything to the contrary in this Section 1.8, none of the Paying Agent, the Surviving Corporation nor any party hereto shall be liable to a holder of shares of Company Capital Stock, Company Warrants or any other Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any merger consideration or other amounts remaining unclaimed by Company Securityholders three (3) years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity) shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any Liens.

(f) Undistributed Payment Funds. In addition, in the event that any portion of the Payment Fund shall not have been distributed by the Paying Agent within 180 days following the Effective Time, then the Paying Agent may, but only upon Parent’s written request, surrender such undistributed consideration to Parent. If the Payment Fund is returned to Parent, any Company Securityholders who has not theretofore delivered or surrendered such holder’s Company Stock Certificate(s) or Company Warrant(s) to the Paying Agent, subject to applicable Law, shall look as a general creditor only to Parent for payment of such holder’s entitlement to the consideration payable with respect to the shares of Company Capital Stock previously represented by such Company Stock Certificates or Company Warrants and shall be obligated to follow procedures equivalent to those set forth in Section 1.8(c) of this Agreement.

(g) Payments to Others. If payment of consideration in respect of shares of Company Capital Stock or Company Warrants converted pursuant to Section 1.6 of this Agreement is to be made to a Person other than the Person in whose name a surrendered Company Stock Certificate or Company Warrant is registered, it shall be a condition to such payment that the Company Stock Certificate or Company Warrant so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of such payment in a name other than that of the registered holder of the Company Stock Certificate or Company Warrant surrendered or shall have established to the satisfaction of Parent and the Paying Agent that such Tax either has been paid or is not payable.

1.9 No Further Ownership Rights. The amount of consideration payable for shares of Company Capital Stock and Company Warrants in accordance with the terms of this Agreement shall be deemed to be in full satisfaction of all rights pertaining to such shares of Company Capital Stock and Company Warrants. After the Effective Time, each Company Stock Certificate or Company Warrant presented to the Surviving Corporation for any reason shall be cancelled and exchanged as provided in this Article I. No interest shall accrue or be paid on any consideration payable upon the surrender of a Company Stock Certificate or Company Warrant which immediately before the Effective Time represented outstanding (or immediately exercisable for) shares of Company Capital Stock.

1.10 Lost, Stolen or Destroyed Instruments. In the event any Company Stock Certificates evidencing shares of Company Capital Stock shall have been lost, stolen or destroyed, Parent or the Paying Agent may, in its discretion and as a condition precedent to the payment of any consideration with respect to the shares of Company Capital Stock previously represented by such Company Stock Certificates, require the owner of such lost, stolen or destroyed Company Stock Certificates to provide an appropriate affidavit and to deliver a bond (in such customary amount, in such customary form and with such surety as Parent or the Paying Agent may reasonably direct) as indemnity against any claim that may be made against the Parent, the Paying Agent, the Surviving Corporation or any affiliated party with respect to such Company Stock Certificate.

1.11 Taking of Necessary Action; Further Action. If at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, then the officers and directors of the Surviving Corporation are hereby authorized, empowered and directed in the name of and on behalf of the Company to execute and deliver any and all things and to take such action as is necessary or desirable to vest or to perfect or confirm title to such property or rights in the Surviving Corporation, and otherwise to carry out the purposes and provisions of this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

As of the date of this Agreement and as of the Closing Date, the Company hereby represents and warrants to Parent, Midco and Sub, subject only to such exceptions as are specifically disclosed in the Schedule of Exceptions (each of which disclosures, in order to be effective, shall indicate the Section and, if applicable, the Subsection of this Article II to which it relates, unless and only to the extent the relevance to other representations and warranties is reasonably apparent from the actual text of the disclosures without reference to any underlying document or materials) delivered by the Company to Parent (the “Schedule of Exceptions”) concurrently with the execution and delivery of this Agreement as to the matters specified in this Article II:

2.1 Organization of the Company and its Subsidiaries. The Company and each of its Subsidiaries is a corporation duly organized, validly existing and in good standing under the Laws of the respective jurisdiction of its incorporation. The Company and each of its Subsidiaries has the corporate power to own its properties and to carry on its business as currently conducted. The Company and each of its Subsidiaries is duly qualified or licensed to do business and in good standing as a foreign corporation (if applicable) in each jurisdiction in which it conducts business, except in those jurisdictions where the failure to be so qualified would not have a Company Material Adverse Effect. The Company has made available to Parent (i) a true and correct copy of its certificate of incorporation and bylaws (collectively, the “Company Charter Documents”), (ii) a true and correct copy of the certificate of incorporation and bylaws, or like organizational documents (collectively, the “Subsidiary Charter Documents”), of each of its Subsidiaries, and (iii) a true and correct copy of the minutes of meetings and other actions of the board of directors (or other similar body), including any committees of the board of directors (or other similar body), and the stockholders of the Company and each of its Subsidiaries, and each such instrument reflects all actions of the stockholders, the board of directors and any committees of the board of directors and is in full force and effect. Section 2.1 of the Schedule of Exceptions lists the directors and officers of the Company and each of its Subsidiaries. The operations now being conducted by the Company and each of its Subsidiaries are not now and have never been conducted by the Company or any of its Subsidiaries under any other name. The Company is not in violation of any of the provisions of the Company Charter Documents, and no Subsidiary is in violation of any of its applicable Subsidiary Charter Documents.

2.2 Company Capital Structure.

(a) The authorized capital stock of the Company consists of 15,400,000 shares of Company Common Stock, 6,983,836 shares of which are issued and outstanding as of the date of this Agreement and owned of record as of the date of this Agreement by the holders and in the amounts set forth on Schedule 2.2(a)(1), and 4,900,000 shares of Company Preferred Stock, all of which are designated Series A Convertible Preferred Stock, 4,664,442 of which are issued and outstanding as of the date of this Agreement and owned of record as of the date of this Agreement by the holders and in the amounts set forth on Schedule 2.2(a)(2). All shares of Company Preferred Stock are convertible into shares of Company Common Stock on a 1:1 basis. All outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, the Company Charter Documents, or any Contract to which the Company is a party or by which it is bound, and have been issued in compliance with applicable federal, state and foreign Laws. The Company has not repurchased any shares of Company Capital Stock except in material compliance with all applicable federal, state, foreign and local Laws, including federal, state and foreign securities Laws, and any Contracts applicable thereto and the Company will not suffer or incur and Liability or Loss relating to or arising out of such repurchases. There are no declared or accrued but unpaid dividends with respect to any shares of Company Capital Stock other than as part of the Series A Preference Amount. Other than as disclosed in the Schedules referred to in this Section 2.2(a), the Company has no capital stock authorized, issued or outstanding. No vesting provisions applicable to any shares of Company Restricted Stock will accelerate as a result of the transactions contemplated by this Agreement.

(b) Except for the Plan, neither the Company nor any of its Subsidiaries has ever adopted or maintained any stock option plan or other plan providing for equity compensation of any Person. Neither the Company nor any of its Subsidiaries has granted any options to purchase Company Capital Stock or any other type of stock award other than pursuant to the Plan. The Company has reserved 3,121,200 shares of Company Common Stock for issuance to employees and directors of, and consultants to, the Company under the Plan, (i) 1,813,707 shares of which are issuable, as of the date of this Agreement, upon the exercise of outstanding, unexercised options granted under the Plan, (ii) 100,502 shares of which have been issued, as of the date of this Agreement, upon the exercise of options granted under the Plan, and (iii) none of which has been issued, as of the date of this Agreement, pursuant to stock restriction agreements under the Plan. For each outstanding Company Option, share of Company Restricted Stock or other stock award granted under the Plan or otherwise, Section 2.2(b)(i) of the Schedule of Exceptions sets forth, as of the date of this Agreement, the name of the holder of such Company Option or stock award, the domicile address of such holder, the grant date, the vesting commencement date (if different from the grant date), the number and type of shares of Company Capital Stock issuable upon the exercise of such Company Option or stock award, the exercise price of such Company Option or the value at which such stock award was granted, the vesting schedule for such Company Option or stock award, the type of Company Option or stock award (including, in the case of options, whether an option is intended to qualify as an incentive stock option as defined in Section 422 of the Code), the extent vested as of the date of this Agreement and expected to be vested as of the Effective Time (reflecting the passage of time and any acceleration of vesting for such option or stock award that would result upon the consummation of the transactions contemplated by this Agreement and an explanation of any acceleration feature) and special acceleration of vesting, if any, as disclosed in Section 2.2(b) of the Schedule of Exceptions. Except as set forth on Section 2.2(b)(ii) of the Schedule of Exceptions, no vesting provisions applicable to any Company Options will accelerate as a result of the transactions contemplated by this Agreement. For each outstanding Company Warrant, Section 2.2(b)(ii) of the Schedule of Exceptions sets forth, as of the date of this Agreement, the name of the holder of such Company Warrant, the domicile address of such holder, the grant date, the number and class of shares of Company Capital Stock subject to such Company Warrant and the exercise price of such Company Warrant. All such Company Options, shares of Company Restricted Stock, other stock awards and Company Warrants have been issued in material compliance with all applicable federal, state and foreign Laws and all applicable Contracts. The form(s) of agreement pursuant to which the Company Options have been issued are attached to the Schedule of Exceptions as Section 2.2(b)(iii).

(c) Except for the Company Options, the Company Warrants, shares of Company Restricted Stock and other stock awards identified in Section 2.2(b) of the Schedule of Exceptions and, with respect to the Company Preferred Stock, as set forth in the Charter, there are no options, warrants, calls, rights, resolutions, commitments or Contracts of any character, written or oral, to which the Company or any of its Subsidiaries is a party or by which it is bound, obligating the Company or any of its Subsidiaries to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of the Company or obligating the Company to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, commitment or Contract. There are no outstanding or authorized stock appreciation, stock unit, phantom stock, profit participation or other similar rights with respect to the Company or any of its Subsidiaries. As a result of the Merger, Parent will be the sole record and beneficial holder of all issued and outstanding Company Capital Stock and all rights to acquire or receive any shares of Company Capital Stock. As of the Effective Time, no former holder of a Company Option will have any rights with respect to such Company Option other than as contemplated by Section 1.6(b) of this Agreement. The Company is not a party to, and to the Knowledge of the Company, there are no other voting trusts, proxies, or other Contracts or understandings with respect to the voting stock of the Company.

2.3 Subsidiaries. Except as set forth in Section 2.3 of the Schedule of Exceptions, the Company does not have, and has never had, any Subsidiaries and does not otherwise own any shares of capital stock or any interest in, or control, directly or indirectly, any other corporation, partnership, association, joint venture or other business entity or have any ongoing obligation to purchase any shares of capital stock with respect thereto. All of the outstanding shares of capital stock of, or other equity or voting interests in, each such Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by the Company, free and clear of all Liens, including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests, except for restrictions imposed by applicable securities Laws. All required capital contributions to the Subsidiaries have been made and have not been reduced or impaired. All applicable provisions under applicable Law and the Subsidiary Charter Documents regarding the increase or the decrease of the share capital of the Subsidiaries have been duly observed. Any material facts and other documents required by applicable Law to be filed with the competent commercial register or other comparable authorities have been completed, duly and timely filed. Neither the Company nor any of its Subsidiaries have any permanent establishments, branches, agencies or similar affiliates.

2.4 Authority.

(a) The Company has all requisite corporate power and authority to enter into this Agreement, subject to the adoption of this Agreement by the Stockholders under Delaware Law and the Company Charter Documents, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, and, subject to the adoption of this Agreement by the Stockholders under Delaware Law and the Company Charter Documents prior to the Effective Time, no further action is required on the part of the Company to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be subject to the Laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of Law governing specific performance, injunctive relief or other equitable remedies.

(b) The board of directors of the Company has unanimously (i) adopted the plan of merger set forth in this Agreement and approved this Agreement, the Merger and the other transactions contemplated by this Agreement; (ii) declared that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of the Company and the Stockholders; and (iii) recommended adoption and approval of this Agreement, the Merger and the other transactions contemplated by this Agreement to the Stockholders.

2.5 No Conflict. The execution and delivery by the Company of this Agreement, and the consummation of the transactions contemplated hereby, subject to the adoption of this Agreement by the Stockholders under Delaware Law and the Company Charter Documents prior to the Effective Time, will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any obligation, payment of any benefit, or loss of any benefit (any such event, a “Conflict”) under: (a) any provision of the Company Charter Documents or the Subsidiary Charter Documents; (b) any written or oral mortgage, indenture, lease, contract, covenant or other agreement, arrangement, instrument or commitment, permit, concession, franchise or license (each a “Contract” and collectively the “Contracts”) to which the Company or any of its Subsidiaries or any of their properties or assets (whether tangible or intangible) is a party, bound by or, as the case may be, subject; or (c) any Law applicable to the Company or any of its Subsidiaries or any of their properties (whether tangible or intangible) or assets. As a result of the consummation of the transactions contemplated by this Agreement, neither the Surviving Corporation nor any of its Subsidiaries will be prohibited from exercising any of its rights under any Contract, and none of Parent, the Surviving Corporation or any of their respective Subsidiaries will be required to pay any additional amounts or consideration other than those amounts or payments, which the Company or any of its Subsidiaries would otherwise be required to pay pursuant to the terms of such Contracts had the transactions contemplated by this Agreement not occurred.

2.6 Governmental Consents. No consent, waiver, approval, order or authorization of, or registration, declaration or filing with any court, administrative agency or commission or other federal, state, county, local or foreign governmental authority, instrumentality, agency or commission (each, a “Governmental Entity”), is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware.

2.7 Company Financial Statements.

(a) Section 2.7(a) of the Schedule of Exceptions sets forth (i) the Company’s audited consolidated balance sheet as of December 31, 2010, and the related audited consolidated statements of income, cash flows and stockholders’ equity for the twelve month period then ended, and (ii) the Company’s unaudited consolidated balance sheet as of October 31, 2011, and the related unaudited consolidated statements of income, cash flows and stockholders’ equity for the ten month period then ended and (all of the foregoing financial statements of the Company and any footnotes thereto are hereinafter collectively referred to as the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP on a basis consistent throughout the periods indicated and consistent with each other (except that the unaudited Financial Statements do not contain footnotes thereto). The Financial Statements present fairly the Company’s (including any consolidated Subsidiaries) financial condition, operating results and cash flows as of the dates, and for the periods, indicated therein. The Company maintains a standard system of accounting established and administered in accordance with GAAP. The Company’s unaudited balance sheet as of October 31, 2011 is referred to hereinafter as the “Current Balance Sheet.”

(b) The Company and each Subsidiary of the Company maintains a system of internal accounting controls and procedures that are sufficient to provide reasonable assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s authorization, and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Neither the Company (including any Company Personnel) nor its independent accountants has identified or been made aware of (A) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company or any of its Subsidiaries, (B) any fraud, whether or not material, that involves the management of the Company or any of its Subsidiaries or any Company Personnel who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or any of its Subsidiaries or (C) any claim or allegation regarding any of the foregoing.

(c) Section 2.7(c) of the Schedule of Exceptions sets forth a complete and accurate list of all Indebtedness of the Company and its Subsidiaries and Third-Party Expenses incurred by the Company or any of its Subsidiaries as of the date of this Agreement.

2.8 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any Liability (whether or not required to be reflected in financial statements in accordance with GAAP), except Liabilities which (a) have been reflected in the Current Balance Sheet (to the extent of such reflection) or disclosed in Section 2.7(c) of the Schedule of Exceptions, (b) have arisen in the ordinary course of business consistent with past practices since the date of the Current Balance Sheet, (c) are executory obligations arising in the ordinary course of business under Contracts to which the Company or any of its Subsidiaries is a party that are expressly set forth in the text of such Contracts (and not as a result of the breach of any such Contract or otherwise), (d) are Third-Party Expenses incurred by the Company and its Subsidiaries after the date of this Agreement, or (e) are Liabilities that, if such Liabilities existed on the date of this Agreement, would be required to be disclosed in any of Section 2.1 through Section 2.7 and Section 2.9 through Section 2.35 of the Schedule of Exceptions in order to avoid a breach of the corresponding representations and warranties of the Company.

2.9 No Changes. Since the date of the Current Balance Sheet and except as otherwise not prohibited by Section 4.1 of this Agreement, there has or have not occurred or arisen any:

(a) Company Material Adverse Effect;

(b) amendments or changes to the Company Charter Documents or the Subsidiary Charter Documents;

(c) capital expenditure or commitment by the Company or any of its Subsidiaries exceeding $25,000 individually or $50,000 in the aggregate;

(d) payment, discharge or satisfaction, in any amount in excess of $25,000 in any one case, or $50,000 in the aggregate, of any claim or Liability, other than payment, discharge or satisfaction of claims, liabilities and obligations in the ordinary course of business or of liabilities reflected or reserved against in the Current Balance Sheet;

(e) destruction of, damage to, or loss of any assets (whether tangible or intangible) of the Company or any of its Subsidiaries with a book value in excess of $25,000 in any one case or $50,000 in the aggregate, whether or not covered by insurance;

(f) labor disputes or claim of wrongful discharge or other unlawful labor practice or action with respect to the Company or any of its Subsidiaries;

(g) change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by the Company or any of its Subsidiaries other than as required by GAAP;

(h) change by the Company or any of its Subsidiaries in any material election in respect of Taxes, adoption or change by the Company or any of its Subsidiaries of any accounting method which would materially alter the historic treatment of an item on a Tax Return, Contract or settlement by the Company or any of its Subsidiaries of any claim or assessment in respect of Taxes, or extension or waiver by the Company or any of its Subsidiaries of the limitation period applicable to any claim or assessment in respect of Taxes;

(i) revaluation by the Company of any of its or its Subsidiaries’ assets (whether tangible or intangible);

(j) declaration, setting aside or payment of a dividend or other distribution (whether in cash, stock or property) in respect of any Company Capital Stock or any stock or securities of its Subsidiaries, or any split, combination or reclassification in respect of any shares of Company Capital Stock or any stock or securities in its Subsidiaries, or any issuance or authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of Company Capital Stock or any stock or securities in its Subsidiaries, or any direct or indirect repurchase, redemption or other acquisition by the Company of any shares of Company Capital Stock or any stock or securities in its Subsidiaries (or options, warrants or other rights convertible into, exercisable or exchangeable therefor), except in accordance with the Contracts evidencing Company Options and Company Restricted Stock;

(k) increase in the base salary or other compensation payable or to become payable by the Company or any of its Subsidiaries to any Company Personnel, or the declaration, payment, commitment or obligation of any kind for the payment by the Company or any of its Subsidiaries of a severance payment, termination payment, bonus or other additional salary or compensation to any such Person;

(l) sale, lease, license or other disposition of any of the material assets (whether tangible or intangible) or material properties of the Company or any of its Subsidiaries taken as a whole, including the sale of any accounts receivable of the Company or any of its Subsidiaries, or any creation of any security interest in any such material assets or material properties;

(m) outstanding loan by the Company or any of its Subsidiaries to any Person, incurring by the Company or any of its Subsidiaries of any Indebtedness in an amount in excess of $25,000, guaranteeing by the Company or any of its Subsidiaries of any Indebtedness in an amount in excess of $25,000, issuance or sale of any debt securities of the Company or any of its Subsidiaries or guaranteeing of any debt securities of others, except for advances to Company Personnel for travel and business expenses in the ordinary course of business;

(n) granting of any waiver or release by the Company or any of its Subsidiaries of any right or claim material to the Company and its Subsidiaries taken as a whole, including any write-off or other compromise of any account receivable of the Company or any of its Subsidiaries;

(o) commencement, settlement, notice or, to the Knowledge of the Company, threat, of any lawsuit or proceeding or other investigation against the Company or any of its Subsidiaries;

(p) notice of any claim or potential claim of ownership by any Person other than the Company or any of its Subsidiaries of Owned Intellectual Property owned, developed or created by the Company or any of its Subsidiaries, or of any claim or potential claim of infringement or misappropriation by the Company or any of its Subsidiaries of any other Person’s Intellectual Property;

(q) issuance or sale, or contract to issue or sell, by the Company or any of its Subsidiaries of any shares of Company Capital Stock or any stock or securities in its Subsidiaries or securities convertible into, or exercisable or exchangeable for, shares of Company Capital Stock or any stock or securities in its Subsidiaries, or any securities, warrants, options or rights to purchase any of the foregoing, except for issuances of Company Capital Stock or any stock or securities in its Subsidiaries upon the exercise thereof;

(r) (i) sale or license by the Company or any of its Subsidiaries of any Company Intellectual Property, (ii) purchase or license by the Company or any of its Subsidiaries of any Intellectual Property, (iii) Contract by the Company or any of its Subsidiaries with respect to the development of any Intellectual Property with a third-party outside of the ordinary course of business, or (iv) material change in pricing or royalties set or charged by the Company or any of its Subsidiaries to their customers or licensees or in pricing or royalties set or charged by Persons who have licensed Intellectual Property to the Company or any of its Subsidiaries, except in the case of clause (i) or (ii), with respect to non-exclusive end user licenses of object code in the ordinary course of business;

(s) Contract or material modification to any Contract pursuant to which any other party was granted marketing, distribution, development or similar rights of any type or scope with respect to any products or technology of the Company or any of its Subsidiaries; or

(t) agreement by the Company or any of its Subsidiaries, or any officer or employee on behalf of the Company or any of its Subsidiaries, to do any of the things described in the preceding clauses (a) through (s) of this Section 2.9.

2.10 Tax Matters.

(a) Tax Returns and Audits.

(i) The Company and each of its Subsidiaries has prepared and timely filed all federal, state, local and foreign returns, statements, estimates, information statements, documents, forms and reports in respect of Taxes (“Returns”) required to be filed by it, and such Returns are true and correct in all material respects and have been completed in accordance with applicable Law.

(ii) The Company and each of its Subsidiaries has paid all Taxes it is required to pay and has withheld with respect to Company Personnel, stockholders, creditors and other Persons (and timely paid over to the appropriate Tax authority) all Taxes required to be withheld.

(iii) Neither the Company nor any of its Subsidiaries has been delinquent in the payment of any Tax, nor is there any Tax deficiency outstanding, assessed or proposed against the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(iv) The Company and its Subsidiaries have disclosed on their federal income Tax Returns all positions that could give rise to a substantial understatement penalty under Section 6662 of the Code.

(v) No audit or other examination of any Return of the Company or any of its Subsidiaries is presently in progress, nor has the Company or any of its Subsidiaries been notified by any Tax authority (orally or in writing, formally or informally) of any threat or plan to request such an audit or other examination.

(vi) Neither the Company nor any of its Subsidiaries has any liabilities for unpaid federal, state, local or foreign Taxes which have not been accrued or reserved on the Current Balance Sheet, whether asserted or unasserted, contingent or otherwise, and neither the Company nor any of its Subsidiaries has incurred any Liability for Taxes since the date of the Current Balance Sheet other than in the ordinary course of business. The Company has no Liability for Taxes for any period or portion of a period prior to the Closing Date that has not been included in the calculation of Working Capital Adjustment Amount.

(vii) The Company has made available to Parent copies of all Returns for the Company and each of its Subsidiaries filed for all taxable periods beginning after December 31, 2006, together with all related workpapers and analysis created by or on behalf of the Company or any of its Subsidiaries.

(viii) There are (and, immediately following the Effective Time, there will be) no liens, pledges, charges, claims, restrictions on transfer, mortgages, security interests or other encumbrances of any sort (collectively, “Liens”) on the assets of the Company or any of its Subsidiaries relating to or attributable to Taxes other than customary Liens for Taxes not yet due and payable.

(ix) Neither the Company nor any of its Subsidiaries has (A) ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company), (B) ever been a party to any Tax sharing, indemnification or allocation agreement, except for (i) commercially reasonable agreements providing for the allocation or payment of real property Taxes attributable to real property leased or occupied by the Company or any Company Subsidiary and (ii) commercially reasonable agreements for the allocation or payment of personal property Taxes, sales or use Taxes or value added Taxes with respect to personal property leased, used, owned or sold in the ordinary course of business consistent with past practice (C) any Liability for the Taxes of any Person (other than Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by Contract or otherwise, or (D) ever been a party to any joint venture, partnership or other arrangement that could be treated as a partnership for Tax purposes.

(x) Neither the Company nor any of its Subsidiaries has been, at any time, a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.

(xi) There are no Tax rulings, requests for rulings, or “closing agreements” (as described in Section 7121 of the Code or any corresponding provision of state, local or foreign Tax Law) relating to the Company or any of its Subsidiaries which could affect the Company’s or any Company Subsidiary’s Liability for Taxes for any period after the Closing Date. Neither the Company nor any Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing as a result of any: (i) adjustment pursuant to Section 481 of the Code (or any corresponding provision of state, local or foreign Tax Law); (ii) installment sale or open transaction disposition made on or prior to the Closing; (iii) prepaid amount received on or prior to the Closing; (iv) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code; (v) election with respect to income from the discharge of indebtedness under Section 108(i) of the Code; or (vi) any similar election, action or agreement that would have the effect of deferring Liability for Taxes of the Company or any of its Subsidiaries from any period ending on or before the Closing Date to any period ending after the Closing Date.

(xii) Neither the Company nor any of its Subsidiaries has participated in an international boycott within the meaning of Section 999 of the Code.

(xiii) With respect to any stock or other property transferred in connection with the performance of services for the Company or any of its Subsidiaries, a valid 83(b) election in accordance with the requirements of the Code has been made.

(xiv) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code.

(xv) Neither the Company nor any of its Subsidiaries has engaged in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(xvi) Each of the Company and its Subsidiaries is and has at all times been resident for Tax purposes in its place of incorporation or formation and is not and has not at any time been treated as a resident in any other jurisdiction for any Tax purpose. Neither the Company nor any of its Subsidiaries is subject to Tax in any jurisdiction other than its place of incorporation or formation.

(xvii) The Company has provided to Parent all analyses, whether formal or informal, prepared by or on behalf of the Company in respect of the application of Section 382 of the Code to the net operating loss carry forwards of the Company.

(xviii) Neither the Company nor any of its Subsidiaries has been a party to any cost sharing agreement subject to the provisions of Treasury Regulations Section 1.482-7A or 1.482-7T, and the Company and its Subsidiaries have documentation (which was in existence as of the time an affected Tax Return was filed) meeting the requirement of Section 6662(e)(3)(B) of the Code with respect to all material transactions with related parties subject to the provisions of Section 482 of the Code.

(xix) No foreign Subsidiary of the Company (i) has invested in “United States Property” within the meaning of Section 956 of the Code; (ii) is a “passive foreign investment company” within the meaning of Section 1297 of the Code; or (iii) is a foreign corporation that is expected to have a material amount of “subpart F income” as defined in Section 952 of the Code during a taxable year of such Subsidiary that includes but does not end on the Closing Date or any subsequent year. The Company and each of its Subsidiaries has filed all reports and has created and retained all records required under Section 6038 and 6038A of the Code.

(xx) Notwithstanding anything herein to the contrary, the Company Securityholders shall not indemnify or be responsible for Parent’s ability to utilize or otherwise benefit from in the period after the Closing Date, any particular Tax attribute of the Company or any of its Subsidiaries, including without limitation, the Tax basis of assets, net operating losses, capital losses, Tax credits and other similar items of the Company or any of its Subsidiaries.

(b) Executive Compensation Tax.

(i) There is no Contract, plan or arrangement to which the Company or any of its Subsidiaries is a party, including the provisions of this Agreement which, individually or collectively, (A) could give rise to the payment of any amount that would not be deductible pursuant to Sections 280G or 404 of the Code, or (B) could require Parent or any Subsidiary or Affiliate of Parent to gross up a payment to any Company Personnel for Tax related payments or cause a penalty under Sections 280G or 4999 of the Code.

(ii) Except as set forth in Section 2.10(b) of the Schedule of Exceptions, the Company is not party to any Contract that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code and the regulations and other guidance promulgated thereunder. The Company is not a party to, or otherwise obligated under, any Contract that provides for a gross up of any Tax imposed by Section 409A of the Code. Each such nonqualified deferred compensation plan has been operated in material compliance with Section 409A of the Code. No Company Option or other right to acquire Company Common Stock or other equity of the Company (A) has an exercise price that has ever been less than the fair market value of the underlying equity as of the date such option or right was granted, (B) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or rights (within the meaning of Section 409A of the Code), (C) has been granted after December 31, 2004, with respect to any class of stock of the Company that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A of the Code) or (D) has failed to be properly accounted for in accordance with GAAP in the Financial Statements.

2.11 Restrictions on Business Activities. There is no Contract (non-competition agreement or otherwise), commitment, judgment, injunction, order or decree to which the Company or any of its Subsidiaries is a party or otherwise binding upon the Company or any of its Subsidiaries, which has or may reasonably be expected to have the effect of prohibiting or impairing any present business practice of the Company or any of its Subsidiaries, any acquisition of property (tangible or intangible) by the Company or any of its Subsidiaries, the conduct of business by the Company or any of its Subsidiaries, or otherwise limiting the freedom of the Company or any of its Subsidiaries to engage in any line of business or to compete with any Person. Without limiting the generality of the foregoing, neither the Company nor any of its Subsidiaries has entered into any Contract under which the Company or any of its Subsidiaries is restricted from selling, licensing or otherwise distributing any of its technology or products or from providing services to customers or potential customers in any geographic area, during any period of time or in any segment of the market.

2.12 Title to Properties; Absence of Liens and Encumbrances; Condition of Equipment.

(a) Neither the Company nor any of its Subsidiaries owns any real property, nor has the Company or any of its Subsidiaries ever owned any real property. Section 2.12(a) of the Schedule of Exceptions sets forth a list of all real property currently leased by the Company or any of its Subsidiaries or otherwise used or occupied by the Company or any of its Subsidiaries for the operation of the Company’s or its Subsidiaries’ businesses (the “Leased Real Property”), together with the name of the lessor, the date of the lease and each amendment thereto. All Lease Agreements are in full force and effect, are valid and binding agreements of the Company and, to the Company’s Knowledge, any other party thereto, in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default) by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto.

(b) The Company has made available to Parent true, correct and complete copies of all leases, lease guaranties, subleases, Contracts for the leasing, use or occupancy of, or otherwise granting a material right in the Leased Real Property, including all amendments, terminations and modifications thereof (the “Lease Agreements”); and there are no other Lease Agreements affecting the real property or to which the Company or any of its Subsidiaries is bound, other than those identified in Section 2.12(a) of the Schedule of Exceptions. Neither the Company nor any of its Subsidiaries has received any written notice of a default, alleged failure to perform, or any offset or counterclaim with respect to any Lease Agreement, which has not been fully remedied and withdrawn. The consummation of the transactions contemplated by this Agreement will not affect the enforceability against any Person of any such Lease Agreement or the rights of the Company, any of its Subsidiaries or the Surviving Corporation to the continued use and possession of the Leased Real Property for the conduct of business as presently conducted.

(c) The Leased Real Property and any improvements thereon are: (i) in good operating condition and repair, reasonable wear and tear excepted, and otherwise suitable for the conduct of the business as presently conducted; (ii) to the Knowledge of the Company, structurally sufficient and free from structural, physical and mechanical defects; and (iii) to the Knowledge of the Company, maintained in a manner consistent with standards generally followed with respect to similar properties.

(d) The Company and each of its Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any judgments or Liens, except (i) as reflected in the Current Balance Sheet, (ii) Liens securing debt that is reflected on the Current Balance Sheet, (iii) Liens for Taxes, assessments and similar charges which are not yet due and payable, or are being contested in good faith and have been disclosed in Section 2.12(d) of the Schedule of Exceptions, and (iv) such imperfections of title and encumbrances, if any, that do not materially detract from the value or materially interfere with the present use of the property subject thereto or affected thereby (collectively, “Permitted Liens”).

(e) Section 2.12(e) of the Schedule of Exceptions lists all items of equipment (the “Equipment”) with a book value in excess of $10,000 and owned or leased by the Company or any of its Subsidiaries, and such Equipment is (i) adequate for the conduct of the business of the Company and each of its Subsidiaries as currently conducted, and (ii) in good operating condition, regularly and properly maintained, subject to normal wear and tear.

(f) The Company and its Subsidiaries have either (i) sole and exclusive ownership, free and clear of any judgments or Liens, or (ii) the valid right to use unrestricted by Contract or applicable Law, all customer lists, customer contact information, customer correspondence and customer licensing and purchasing histories relating to their current and former customers (the “Customer Information”). No Person other than the Company and its Subsidiaries possesses any licenses, Liens, claims or rights with respect to the use of the Customer Information owned by the Company or any of its Subsidiaries.

(g) All improvements on the Leased Real Property (i) substantially conform to all applicable Laws, including zoning and building ordinances and health and safety ordinances, and such Leased Real Property is zoned for the various purposes for which the Leased Real Property and improvements thereon are presently being used, and (ii) are adequate and sufficient for the operation of the business of the Company and its Subsidiaries as currently conducted. Neither the Company nor any of its Subsidiaries has received written notice from any Governmental Entity or lessor requiring material work to be done or material improvements to be made upon any of the Leased Real Property and to the Knowledge of the Company no such work or improvements has been or will be requested by any Person.

2.13 Intellectual Property.

(a) Section 2.13(a) of the Schedule of Exceptions contains, a complete and accurate list and description of all products and services marketed, distributed, provided, licensed, or sold by the Company or any of its Subsidiaries at any time up through the date of this Agreement (such products and services together with the Site Builder Product, the “Company Products”).

(b) Section 2.13(b) of the Schedule of Exceptions contains a complete and accurate list of the following Owned Company Intellectual Property: (i) all registered Trademarks and material unregistered Trademarks; (ii) all Patents and (iii) all registered Copyrights and applications therefor, in each case listing, as applicable, (A) the name of the applicant/registrant and current owner, (B) the jurisdiction where the application/registration is located, (C) the application or registration number, and (D) any other Person that has an ownership interest in such item of Owned Company Intellectual Property. All filings, payments, and other actions required to be taken to maintain each item of Owned Company Intellectual Property in full force and effect and has been taken by the applicable deadline. All of the Owned Company Intellectual Property is valid, enforceable and subsisting. All documents and certificates in connection with Owned Company Intellectual Property have been executed and filed with the relevant patent, copyright, trademark or other authorities or Governmental Entities in the United States or elsewhere in the world, as the case may be, as required for the purposes of perfecting, prosecuting and maintaining in full force and effect Owned Company Intellectual Property. Except as set forth on Section 2.13(b) of the Schedule of Exceptions, there are no actions that must be taken by the Company or any of its Subsidiaries within 90 days of the date of this Agreement, including the payment of any registration, maintenance or renewal fees or the filing of any responses to Governmental Entity office actions, documents, applications or certificates for the purposes of obtaining, maintaining, perfecting or preserving or renewing any Owned Company Intellectual Property.

(c) Section 2.13(c) of the Schedule of Exceptions contains a complete and accurate list of the Domain Name registrations of the Company and its Subsidiaries. Section 2.13(c) of the Schedule of Exceptions identifies, for each Domain Name registration, the named owner, and the registrar or equivalent Person with whom that Domain Name is registered. The Company’s use and registration of its Domain Name registrations does not infringe any third-party’s Intellectual Property Rights. In the case in which the Company or any of its Subsidiaries has acquired ownership of a Domain Name registration from another party, the Company or such Subsidiary has made or procured a transfer of the Domain Name in accordance with the procedure of the registrar.

(d) For each item of Owned Company Intellectual Property, the Company or one of its Subsidiaries has obtained a valid and enforceable assignment sufficient to transfer all rights, title, and interests in and to all such Intellectual Property, and Intellectual Property Rights therein, to the Company and the Company or such Subsidiary and has, in the case of a Patent, Trademark or registered Copyright, timely recorded or had timely recorded each such assignment with the United States Patent and Trademark Office, the United States Copyright Office, or their respective equivalents in each applicable jurisdiction, in each case in accordance with applicable Laws.

(e) Section 2.13(e)(1) of the Schedule of Exceptions contains a complete and accurate list of all Contracts (such agreements, the “Company Inbound Intellectual Property Agreements”) under which the Company or any of its Subsidiaries is licensed or otherwise uses or has the right to use any Licensed Company Intellectual Property, and such list also identifies all Intellectual Property and Intellectual Property Rights licensed under such Contracts. Other than non-exclusive, outbound, binary code, internal-use “shrink-wrap” licenses granted to end-user customers in the ordinary course of business under the forms set forth in Section 2.13(e)(3) of the Schedule of Exceptions, Section 2.13(e)(2) of the Schedule of Exceptions contains a complete and accurate list of all Contracts (such agreements, the “Company Outbound Intellectual Property Agreements”) under which any Person has been granted any license under, or has otherwise received or acquired any right (whether or not currently exercisable) or interest in any of the Company Intellectual Property, in each case specifying the parties to the Contract. The Company Inbound Intellectual Property Agreements and Company Outbound Intellectual Property Agreements are collectively referred to herein as the “Company Intellectual Property Agreements.” Neither the Company nor any of its Subsidiaries is a party to or bound by, and no Company Intellectual Property is subject to, any Contract containing any provision that in any way limits or restricts the right or ability of the Company or any of its Subsidiaries to use, exploit, assert or enforce Company Intellectual Property anywhere in the world, including any exclusive license, preferential pricing agreements or most favored customer provisions. Except as set forth in Section 2.13(e)(4) of the Schedule of Exceptions, neither the Company nor any of its Subsidiaries has granted any licenses to use any Company Source Code (whether present, contingent, or otherwise), and neither the Company nor any of its Subsidiaries has any duty or obligation (whether present, contingent, or otherwise) to deliver, make available or license any Company Source Code to any escrow agent or other Person. Except as set forth in Section 2.13(e)(5) there are no pending disputes regarding the scope of any Company Intellectual Property Agreements, performance under any Company Intellectual Property Agreements, or with respect to payments made or received under any Company Intellectual Property Agreements.

(f) The Company Intellectual Property is sufficient for the conduct of the business of the Company and its Subsidiaries as it is currently conducted and as it is currently planned by the Company and its Subsidiaries to be conducted. Without limiting the foregoing, the Company or its Subsidiaries have the right to use all Company Intellectual Property (including Company Source Code, software development tools, library functions, and compilers) that the Company or its Subsidiaries (i) use to create, modify, compile, market or support any Company Product, or (ii) use to provide any services provided by the Company and its Subsidiaries.

(g) The Company and its Subsidiaries exclusively own all right, title and interest in the Owned Company Intellectual Property and Company Source Code, free and clear of all Liens (other than the licenses granted under the Company Outbound Intellectual Property Agreements identified in Section 2.13(e)(2) of the Schedule of Exceptions and licenses granted to end-user customers in the ordinary course of business under the forms set forth in Section 2.13(e)(3) of the Schedule of Exceptions). All Owned Company Intellectual Property and Company Source Code was written and created solely by either (i) employees of the Company or its Subsidiaries acting within the scope of their employment and done so as work for hire, or (ii) by third parties who have validly and irrevocably assigned all of their rights therein to the Company, and no third-party owns or has any claim, right or interest (whether or not currently exercisable) in or to any of the Owned Company Intellectual Property or Company Source Code. No Company Personnel owns or has any claim, right, interest or license (whether or not currently exercisable) in or to any Company Intellectual Property or Company Source Code.

(h) The Company and each of its Subsidiaries has taken all reasonable and appropriate steps to protect and preserve the confidentiality of all materials and information, including but not limited to Company Source Code that the Company or its Subsidiaries holds, or purports to hold, as a Trade Secret, and to the Knowledge of the Company, there have not occurred any unauthorized uses, disclosures, misappropriations, or infringements of any such Trade Secrets by any person. All use and disclosure by the Company or any of its Subsidiaries of Trade Secrets owned by another person have been pursuant to the terms of a written agreement with such person or was otherwise lawful. Without limiting the foregoing, the Company and its Subsidiaries have a valid and enforceable confidentiality and assignment agreement, substantially in the Company’s standard form previously made available to Parent and identified in Section 2.13(h) of the Schedule of Exceptions, in place with each employee and contractor who has ever created Company Intellectual Property. The Company and its Subsidiaries have enforced such agreements and their rights in the Intellectual Property that they hold, or purport to hold, as a Trade Secret.

(i) None of the Company or any of its Subsidiaries, or any of the Company Products, or the operation of the Company’s or its Subsidiaries’ business has infringed upon or misappropriated, or is infringing or misappropriating, in any respect the Intellectual Property Rights of any other Person. To the Knowledge of the Company, no Person or any of such Person’s products or services or other operation of such Person’s business has infringed upon or misappropriated any Owned Company Intellectual Property, and no Person or any of such Person’s products or services or other operation of such Person’s business is infringing upon or misappropriating any Owned Company Intellectual Property. Neither the Company nor any of its Subsidiaries is bound by any Contract to indemnify, defend, hold harmless or reimburse any other Person with respect to, or has otherwise assumed or agreed to discharge or otherwise take responsibility for, any existing or potential claim of infringement, violation, or misappropriation of any Intellectual Property Rights, except for the express infringement indemnities included in the forms set forth on Section 2.13(e)(3) of the Schedule of Exceptions.

(j) There is no suit, claim, action, investigation or proceeding made, conducted or brought by a third-party that has been served with respect to, filed, or, to the Knowledge of the Company, threatened with respect to, and the Company and its Subsidiaries have not been notified in writing of, any alleged infringement or other violation or alleged misappropriation, by the Company or any of its Subsidiaries, any Company Product or other operation of the Company’s or its Subsidiaries’ business of the Intellectual Property Rights of any Person, nor, to the Knowledge of the Company, is there any basis for any of the foregoing. To the Knowledge of the Company, there is no pending or threatened claim, action or proceeding challenging the scope, validity or enforceability of, or contesting the Company’s or any of its Subsidiaries’ rights with respect to, any of the Owned Company Intellectual Property or Company Source Code. Neither the Company nor any of its Subsidiaries has received any written opinion of counsel regarding: (i) any allegation of infringement, (ii) the application of any Patent to the Company Products, or (iii) the operation of the Company’s and its Subsidiaries’ business with respect to the foregoing. The Company and its Subsidiaries are not subject to any order of any Governmental Entity that restricts or impairs the use, transfer or licensing of any Owned Company Intellectual Property or Company Source Code. To the Knowledge of the Company, there is no basis for a claim that any of the Company Owned Intellectual Property is invalid or unenforceable as a result of patent or copyright misuse or on any other grounds.

(k) None of the execution, delivery or performance of this Agreement or the consummation of any of the transactions contemplated hereby (including the Merger) will result in (i) the Company or any of its Subsidiaries granting, assigning or transferring to any Person any rights or licenses to any Company Intellectual Property or any Intellectual Property Rights therein, or the release, disclosure or required delivery to any Person of any Company Intellectual Property, (ii) any breach of, or the right of termination or cancellation under, any Company Intellectual Property Agreement, (iii) the imposition of any Lien or license on, or the loss of, any Owned Company Intellectual Property or Company Source Code, or (iv) after the Merger, Parent or any of its Subsidiaries being required, under the terms of any Contract to which the Company or any of its Subsidiaries is a party or is bound, to grant, assign or transfer to any Person any rights or licenses to any Intellectual Property or Intellectual Property Rights, to impose any restrictions not otherwise applicable to the Company absent the transactions contemplated by this Agreement, or to pay any royalties or other amounts in excess of those that would have, in any event, been payable by the Company or any of its Subsidiaries had the transactions contemplated by this Agreement not occurred.

(l) Section 2.13(l) of the Schedule of Exceptions contains a complete and accurate list of all software that is distributed as “open source software” or under a similar licensing or distribution model (including the GNU General Public License) (“Open Source Materials”) used by the Company or any of its Subsidiaries in connection with their respective business or incorporated in or used in connection with any Company Product or Company Source Code, including a description of the manner in which such Open Source Materials are used, including whether the Open Source Materials were modified and whether such Open Source Materials were distributed by the Company or any of its Subsidiaries. Except as expressly set forth in Section 2.13(l) of the Schedule of Exceptions, neither the Company nor any of its Subsidiaries has (i) incorporated Open Source Materials into, or combined Open Source Materials with, any Company Product or any Company Source Code, (ii) distributed Open Source Materials in conjunction with any Company Product, or (iii) used, incorporated or distributed Open Source Materials that require or could require, or condition or could condition, the use or distribution of such Open Source Materials on, the Company’s or any Subsidiaries’ granting to any Person any right or immunity with respect to any Company Intellectual Property (including any requirement or condition that other software incorporated into, derived from, or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) licensed for the purpose of making derivative works, or (C) redistributable at no charge). The Company and its Subsidiaries are in material compliance with all license terms and conditions with respect to any Open Source Materials (i) incorporated into or combined with any Company Product or Company Source Code, or (ii) distributed or downloaded in conjunction with any Company Product or Company Source Code. The Company has not used any Open Source Materials in such a way as to require the licensing of any Company Intellectual Property pursuant to the terms of an open source license.

(m) None of the Company Source Code or Trade Secrets of the Company or any of its Subsidiaries have been published or disclosed, except to the employees of the Company and its Subsidiaries or to other Persons with contractual obligations to keep the Company Source Code or Trade Secrets (as applicable) confidential. No condition has occurred or circumstance exists that would be sufficient to entitle the beneficiary under any escrow arrangement under which the Company or any of its Subsidiaries has deposited any Company Source Code for any Company Product or Trade Secret to require release of such Company Source Code. Section 2.13(m) of the Schedule of Exceptions identifies each Contract pursuant to which the Company or any of its Subsidiaries has deposited, or is or may be required to deposit, with an escrow agent or any other Person, any Company Source Code. The consummation of the transactions contemplated hereby (including the Merger) will not constitute a condition sufficient to entitle the beneficiary under any escrow arrangement under which the Company or any of its Subsidiaries has deposited any Company Source Code for any Company Product or Trade Secret to require release of such Company Source Code or Trade Secret.

(n) No funding, facilities, or personnel of any Governmental Entity or university, college, other educational institution or research center or funding from any other third parties was used directly or indirectly in the development of any Owned Company Intellectual Property. To the Knowledge of the Company, no Company Personnel who was involved in, or who contributed to, the creation or development of any Owned Company Intellectual Property, has performed services for any Government Entity, university, college or other educational institution or research center with respect to technology or inventions that have been or may be incorporated into a Company Product or related Company Intellectual Property during a period of time during which such Company Personnel was also performing services for the Company or any of its Subsidiaries.

(o) Neither the Company nor any of its Subsidiaries is or ever was a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate the Company or any of its Subsidiaries to disclose, or to grant or to offer a license or right to, any Owned Company Intellectual Property, and neither Company nor any of its Subsidiaries has any commitment to any standards body or similar organization to grant or offer a license or right to any Owned Company Intellectual Property to any Person. The Company Products are not required to be compliant with any standards promulgated or administered by, or with any operating systems offered by, any Person.

2.14 Contracts. As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to, nor are they bound by:

(a) (i) any employment or consulting Contract with an employee or individual consultant or salesperson, or consulting or sales Contract with a firm or other organization to provide services to the Company or any of its Subsidiaries other than the Company or any of its Subsidiaries standard form of employee offer letter, which is attached in Section 2.14(a) of the Schedule of Exceptions, (ii) any Contract to grant any severance or termination pay (in cash or otherwise) to any employee, individual consultant or any contractor, or (iii) any consulting or sales Contract with a firm or other organization;

(b) any Contract or plan, including any stock option plan, stock appreciation rights plan, phantom stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(c) any fidelity or surety bond or completion bond or any Contract providing for indemnification by or of the Company (other than as disclosed pursuant to Section 2.25 of the Schedule of Exceptions);

(d) any lease of personal property having a value in excess of $25,000 individually or $50,000 in the aggregate;

(e) any Contract relating to capital expenditures and involving future payments in excess of $25,000 individually or $50,000 in the aggregate;

(f) any Contract relating to the disposition or acquisition of assets or any interest in any business enterprise outside the ordinary course of the Company’s or any of its Subsidiaries’ businesses (including any Liability related to or arising out of any acquisition or other business combination such as any earn-out, performance, bonus or other contingent payment arrangement or arising out of any related indemnification provisions);

(g) any mortgage, indenture, guarantee, loan or credit agreement, security agreement or other Contract relating to the borrowing of money or extension of credit, any currency exchange, commodities or other hedging arrangement, or a leasing transaction of a type required to be capitalized in accordance with GAAP;

(h) any purchase order or Contract for the purchase of materials involving in excess of $25,000 individually or $50,000 in the aggregate;

(i) any dealer, distribution, joint marketing or development Contract;

(j) any agency/sales representative, original equipment manufacturer, value added reseller, joint sales, joint marketing, affiliate, remarketer, independent software vendor, commission, or other Contract for use or distribution of the Company’s or any of its Subsidiaries’ products, technology or services that the Company or any of its Subsidiaries does not have the right to terminate without penalty within thirty (30) days notice;

(k) any license agreement granting an enterprise-wide license to another Person;

(l) any Contract permitting the other party thereto to convert a term license into a perpetual license;

(m) any Contract with payment terms of greater than 90 days, other than for maintenance or service;

(n) any Government Contract or other Contract that is subject to government cost accounting;

(o) any Contract containing penalties for any violation of service level requirements or failure to achieve specified performance levels or under which the Company has any obligations to create or maintain interoperability or compatibility of any of the Company’s technology, products or services with any technology, products or services of any other Person;

(p) any Contract containing a most-favored nations provision or any similar provision requiring that a third-party be offered terms or concessions at least as favorable as those offered to one or more other parties;

(q) any Contract relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of its capital stock or other securities or any options, warrants or other rights to purchase or otherwise acquire any such shares of capital stock, other securities or options, warrants or other rights therefor, except for those Contracts conforming to the standard agreement under the Company Option Plan;

(r) any Contract under which the Company’s entering into this Agreement or the consummation of the Merger or the transactions contemplated thereby shall give rise to, or trigger the application of, any additional rights of any third-party or any additional obligations of the Company or any Company Subsidiary that would come into effect upon the consummation of the Merger; or

(s) any other Contract that involves (i) $25,000 individually or $50,000 in the aggregate or more and is not cancelable without penalty within thirty (30) days, (ii) minimum purchase commitments by the Company or any of its Subsidiaries, (iii) ongoing service or support obligations and that are not cancelable without penalty or refund within thirty (30) days, or (iv) the development or delivery of any customer-specified product enhancements or upgrades.

Neither the Company nor any of its Subsidiaries has any cash or other obligations to any Person under or with respect to a Contract in connection with returns, rebates, co-marketing arrangements, service level agreements, most-favored nations undertakings, price protection mechanisms or warranties.

2.15 No Defaults. The Company and each of its Subsidiaries is in material compliance with and has not materially breached, violated or defaulted under, or received notice that it has materially breached, violated or defaulted under, any of the terms or conditions of any Contract to which it is a party or by which it is bound, nor is the Company aware of any event that has occurred or circumstance or condition that exists that would or would reasonably be expected to constitute such a material breach, violation or default with the lapse of time, giving of notice or both. Each Contract of the type described in, or required to be disclosed under, Sections 2.13 or 2.14 of this Agreement (each, a “Specified Contract”) is in full force and effect, and neither the Company nor any of its Subsidiaries is in material default thereunder, nor to the Knowledge of the Company is any other party to any such Contract in material default thereunder. Except as set forth in Section 2.15 of the Schedule of Exceptions, the consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination or suspension (with the lapse of time, giving of notice or both) of any Specified Contract. Except as set forth in Section 2.15 of the Schedule of Exceptions, transactions contemplated by this Agreement will not require the consent of any party to such Contracts. Following the Closing Date, the Surviving Corporation will be permitted to exercise all of the Company’s rights under the Specified Contracts to the same extent the Company would have been able to had the transactions contemplated by this Agreement not occurred and without being required to pay any additional amounts or consideration other than fees, royalties or payments which the Company would otherwise be required to pay had such transactions contemplated hereby not occurred.

2.16 Government Contracts. The Company and each of its Subsidiaries is in material compliance with all terms and conditions of each Contract with any branch, division, agency or entity that is part of the United States or any state or local government (“Government Contracts”) and the Company and each of its Subsidiaries has maintained sufficient records, which records have been made available to Parent, to demonstrate compliance with such Contract terms and conditions. All material representations and certifications executed, acknowledged or set forth in or pertaining to such Government Contracts were current, accurate and complete as of their effective date and the Company and each of its Subsidiaries has complied in all material respects with all such representations and certifications. The Company and its Subsidiaries possess all necessary security clearances for the execution of their obligations under any Government Contract. The Company and its Subsidiaries have the proper procedures to conduct business of a classified nature up to the level of any current Company security clearances. The Company and its Subsidiaries are in compliance in all material respects with applicable agency security requirements, as appropriate, and have in place proper procedures, practices and records to maintain security clearances necessary to perform their current Government Contracts.

2.17 Interested Person Transactions.

(a) No officer or director of the Company or any of its Subsidiaries or, to the Knowledge of the Company, holder of more than five percent (5%) of the outstanding shares of Company Capital Stock (nor to the Knowledge of the Company. any ancestor, sibling, descendant or spouse of any of such Persons, or any trust, partnership, corporation or other Person in which any of such Persons has or has had an interest), (an “Interested Person”), has or has had, directly or indirectly, (i) an economic interest in any entity which furnished or sold, or furnishes or sells, services, products or technology that the Company or its Subsidiaries furnishes or sells, or proposes to furnish or sell, or (ii) any economic interest in any entity that purchases from or sells or furnishes to the Company or its Subsidiaries, any services, products or technology, or (iii) a beneficial interest in any Contract to which the Company or its Subsidiaries is a party, except in the case of clause (iii) in any such Person’s capacity as an officer, director or stockholder of the Company or its Subsidiaries; provided, however, that ownership of no more than five percent (5%) of the outstanding voting stock of a private corporation, or one percent (1%) of the outstanding voting stock of a publicly traded corporation, shall not be deemed to be an “interest in any entity” for purposes of this Section 2.17.

(b) All transactions pursuant to which any officer, director or stockholder of the Company or any of its Subsidiaries or any Interested Person has purchased any services, products or technology from, or sold or furnished any services, products or technology to, the Company or any of its Subsidiaries, have been on an arms’ length basis on terms no less favorable to the Company or such Subsidiary than would be available from an unaffiliated party.

(c) To the Knowledge of the Company, there are no Contracts with regard to contribution or indemnification between or among any of the Stockholders.

2.18 Governmental Authorization. Each material consent, license, permit, grant or other authorization from any Governmental Entity (i) pursuant to which the Company and each of its Subsidiaries currently operates or holds any interest in any of its properties, or (ii) which is required for the operation of the Company’s or any of its Subsidiaries’ business as currently conducted has been issued or granted to the Company or such Subsidiary and is in full force and effect and is not and will not be adversely affected by the transactions contemplated hereby.

2.19 Litigation. There is no action, suit, claim or proceeding of any nature pending or, to the Knowledge of the Company, threatened or reasonably anticipated against or involving the Company, any of its Subsidiaries, any of their properties (tangible or intangible) or any of their officers or directors in their respective capacities as such, nor, to the Knowledge of the Company, is there any basis for any of the foregoing. There is no investigation, inquiry or other proceeding pending or, to the Knowledge of the Company, threatened or reasonably anticipated against or involving the Company, any of its Subsidiaries, any of their properties (tangible or intangible) or any of their officers or directors in their respective capacities as such by or before any Governmental Entity, nor, to the Knowledge of the Company, is there any basis for any of the foregoing. No Governmental Entity has provided the Company or any of its Subsidiaries with written notice challenging or questioning the legal right of the Company or any of its Subsidiaries to conduct its operations as conducted at that time or as presently conducted.

2.20 Accounts Receivable.

(a) The Company has made available to Parent a list of all accounts receivable of the Company and its Subsidiaries as of the date of the Current Balance Sheet, together with the respective range of days elapsed since each invoice as of the date of the Current Balance Sheet.

(b) All of the Company’s and its Subsidiaries’ accounts receivable arose from bona fide transactions in the ordinary course of business and are carried at values determined in accordance with GAAP on a basis consistent with the basis on which the Financial Statements were prepared, less any reserves for doubtful accounts set forth on the Current Balance Sheet. No Person has any Lien (other than Permitted Liens) on any of the Company’s or its Subsidiaries’ accounts receivable, and no request or agreement for deduction or discount has been made with respect to any of the Company’s or its Subsidiaries’ accounts receivable.

2.21 Minute Books. The minutes of the proceedings of meetings and written actions of the board of directors (or similar body) and Stockholders of the Company and each of its Subsidiaries made available to Parent are the only minutes of the Company and its Subsidiaries as of the date of this Agreement and contain accurate summaries of all meetings and actions by written consent of the board of directors (or similar body) (or committees thereof) of the Company and its Subsidiaries and of all meetings and actions by written consent of the stockholders of the Company and its Subsidiaries, since the time of incorporation of the Company or such Subsidiary.

2.22 Environmental Matters. Each of the Company and its Subsidiaries is not in violation of any applicable statute, law, or regulation relating to the environment or occupational health and safety, and to the Knowledge of the Company, no material expenditures are or will be required in order to comply with any such existing statute, law or regulation.

2.23 Fees and Expenses. Neither the Company nor any of its Subsidiaries has incurred, nor will any of them incur, directly or indirectly, any Liability for investment banking fees or for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

2.24 Employee Benefit Plans and Compensation.

(a) Schedule. Section 2.24(a)(i)(1) of the Schedule of Exceptions contains an accurate and complete list of each Company Employee Plan and each Employee Agreement (whether or not under a Company Employee Plan). Neither the Company nor any of its Subsidiaries or ERISA Affiliates has made any plan or commitment to establish, adopt or enter into any new Company Employee Plan or Employee Agreement, or to modify any Company Employee Plan or Employee Agreement (except to the extent required by Law) in a manner that may result in additional Liability to the Company or its Subsidiaries. Section 2.24(a)(ii)(2) of the Schedule of Exceptions sets forth a table listing the name and salary of each exempt employee and/or consultant of the Company and/or each of its Subsidiaries.

(b) Documents. The Company has made available to Parent (i) correct and complete copies of all documents embodying each Company Employee Plan and each Employee Agreement, including all amendments, summary plan descriptions, and trust documents, (ii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA for any Company Employee Plan, (iii) if any Company Employee Plan is funded, the most recent annual and periodic accounting of such Company Employee Plan’s assets, (iv) all material written Contracts relating to each Company Employee Plan, including administrative service agreements, trust agreements and group insurance contracts, (v) all material communications relating to any established or proposed Company Employee Plan that relates to any material amendments, terminations, increases or decreases in benefits, acceleration of payments or vesting schedules or other events that would result in any Liability to the Company or any of its Subsidiaries or ERISA Affiliates, (vi) all material correspondence to or from any Governmental Entity relating to any Company Employee Plan, (vii) all policies pertaining to fiduciary liability insurance covering the fiduciaries for each Company Employee Plan, (viii) discrimination test results for each Company Employee Plan for the three (3) most recent plan years, (ix) the most recent IRS determination letter (or opinion letter in the case of a prototype plan) issued with respect to each Company Employee Plan, and (x) visa and work permit information with respect to current Company Personnel. With respect to any International Plan, the Company has made available to Parent correct and complete copies of, to the extent applicable, (i) copies of such International Plan, including all amendments, supplements and modifications to such International Plan, (ii) the most recent annual report or similar compliance documents required to be filed with any Governmental Entity with respect to such International Plan, and (iii) any document with respect to such International Plan comparable to the IRS determination letter referenced above.

(c) Employee Plan Compliance. Each Company Employee Plan has been established and maintained in accordance with its terms and in material compliance with all applicable Laws. The Company and each of its Subsidiaries and ERISA Affiliates has performed all material obligations required to be performed by them under each Company Employee Plan. Each Company Employee Plan intended to be qualified under Section 401(a) of the Code has timely obtained a favorable determination letter from the IRS or is entitled to rely on an opinion letter issued to the Plan’s prototype sponsor, and nothing has occurred since the date of that determination letter that could reasonably be expected to cause any such Company Employee Plan to fail to qualify under Section 401(a) of the Code. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan. There are no actions, suits or claims pending or, to the Knowledge of the Company, threatened or reasonably anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan. Each Company Employee Plan that is not an Employee Agreement can be amended, terminated or otherwise discontinued prior to the Effective Time in accordance with its terms, without Liability to Parent, the Company, any Subsidiary of the Company or any ERISA Affiliate (other than ordinary administration expenses). There are no audits, inquiries or proceedings pending or to the Knowledge of the Company or any of its Subsidiaries or ERISA Affiliates, threatened by the IRS, United States Department of Labor or any other Governmental Entity with respect to any Company Employee Plan. The Company and its Subsidiaries and ERISA Affiliates are not subject to any penalty or Tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code, nor is any employee or former employee of the Company subject to penalty under Section 409A of the Code. The Company and each of its Subsidiaries and ERISA Affiliates has timely made all contributions and other payments required by and due under the terms of each Company Employee Plan. Where applicable, each International Plan has been approved by the relevant Governmental Entity so as to enable the Company and/or its Subsidiaries or ERISA Affiliates to enjoy the most favorable taxation status possible, and the Company is not aware of any basis on which such approval may cease to apply.

(d) No Pension Plans or Welfare Plans. The Company, its Subsidiaries and ERISA Affiliates have not ever maintained, established, sponsored, participated in, or contributed to, and do not otherwise have any Liability with respect to or under any (i) employee benefit plan subject to Section 412 of the Code or Title IV of ERISA (ii) “multiemployer plan” within the meaning of Section (3)(37) of ERISA, (iii) “multiple employer plans” for purposes of ERISA, (iv) a “funded welfare plan” within the meaning of Section 419 of the Code, or (v) an International Plan that is a defined benefit pension plan. No Company Employee Plan provides health or disability benefits that are not fully insured through an insurance contract other than the provision of benefits under Section 125 of the Code. No International Plan has any unfunded liabilities that, as of the Effective Time, will not be offset by insurance or fully accrued.

(e) No Post-Employment Obligations. No Company Employee Plan provides, or reflects or represents any Liability to provide, post-termination or retiree life insurance, health or other retiree employee welfare benefits to any Person for any reason, except as may be required by COBRA or other applicable statute, and neither the Company nor any of its Subsidiaries or ERISA Affiliates has any current representation, promise or contract (whether in oral or written form) with any Company Personnel

(either individually or to Company Personnel as a group) or any other Person that such Company Personnel or other Person would be provided with post-termination or retiree life insurance, health or other employee welfare benefit, except to the extent required by statute other than the provision of severance pay or benefits pursuant to Employee Agreements set forth on Section 2.24(e) of the Schedule of Exceptions.

(f) COBRA; FMLA; HIPAA. The Company, each of its Subsidiaries and ERISA Affiliates has, prior to the Effective Time, complied in all material respects with the health care continuation requirements of COBRA, Family Medical Leave Act of 1993, HIPAA, the Women’s Health and Cancer Rights Act of 1998, the Newborns’ and Mothers’ Health Protection Act of 1996 and any similar provisions of state or foreign Law applicable to Company Personnel. Neither the Company nor any of its Subsidiaries or ERISA Affiliates has any material unsatisfied obligations to any Company Personnel or qualified beneficiaries pursuant to COBRA, HIPAA or any state or foreign Law governing health care coverage or extension.

(g) Effect of Transaction. The execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events reasonably anticipated to occur at the time of this Agreement) constitute an event under any Company Employee Plan, Employee Agreement, trust or loan that will or may result in (i) any payment (whether of severance pay or otherwise), acceleration, forgiveness of Indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits, (ii) the payment of any amount that may be deemed a “parachute payment” under Section 280G of the Code with respect to any Company Personnel (a “Section 280G Payment”), or (iii) a penalty Tax under Section 409A of the Code with respect to any Company Personnel.

(h) Employment Matters. Section 2.24(h) of the Schedule of Exceptions contains a complete and accurate list of all of the Company Personnel who performed services for the Company over the twelve (12) months preceding the date of this Agreement describing for each such Person the position, whether classified as exempt or non-exempt for wage and hour purposes, date of hire, date of termination (if applicable), business location, annual base salary, whether paid on a salary, hourly or commission basis and the actual rates of compensation, average scheduled hours per week, bonus potential, status (i.e., active or inactive and if inactive, the type of leave and estimated duration) and the total amount of bonus, severance and other amounts to be paid to such Person at the Closing or otherwise in connection with the transactions contemplated hereby. The Company and each of its Subsidiaries and ERISA Affiliates: (i) has at all times complied with all applicable foreign, federal, state and local Laws, collective agreements, works agreements, rules and practices respecting employment, employment practices, terms and conditions of employment and wages and hours, including orders and awards relevant to terms and conditions of service, health and safety, labor leasing, use of fixed-term contracts, supply of temporary staff, social security filings and payments, secondment and expiration rules, applicable requirements in respect of staff representation and paid vacations, in each case, with respect to Company Personnel, (ii) has withheld and reported all amounts required by Law or Contract to be withheld and reported with respect to wages, salaries and other payments to Company Personnel, (iii) is not liable for any arrears of wages, taxes or penalties for failure to comply with any of the foregoing, (iv) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for Company Personnel (other than routine payments to be made in the normal course of business and consistent with past practice), (v) there are no, and within the last three (3) years there have been no formal or informal grievances, complaints or charges with respect to employment or labor matters (including, without limitation, allegations of employment discrimination, retaliation or unfair labor practices) pending or threatened against the Company in any judicial, regulatory or administrative forum, under any private dispute resolution procedure or internally; (vi) none of the employment policies or practices of the Company are currently being audited or investigated, or to the Knowledge of the Company, subject to imminent audit or investigation by any Governmental Entity; (vii) the Company is not, and within the last three (3) years the Company has not been, subject to any order, decree, injunction or judgment by any Governmental Entity or private settlement contract in respect of any labor or employment matters; and (viii) all Employees are employed at-will. There are no pending or, to the Knowledge of the Company, threatened or reasonably anticipated claims or actions against the Company or any of its Subsidiaries or ERISA Affiliates under any worker’s compensation policy or long-term disability policy. Neither the Company nor any of its Subsidiaries or ERISA Affiliates has or reasonably anticipates any direct or indirect Liability of the Company or any of its Subsidiaries with respect to any misclassification of any Person as an independent contractor rather than as an employee or as an exempt employee rather than a non-exempt employee, or with respect to any employee leased from another employer. As of the date of this Agreement, no representative of the Company has made any representation, promise or guarantee, express or implied, to any Employee or other Company Personnel regarding (i) whether the Person shall be retained after the Merger, or (ii) to terms and conditions on which the Person would be retained after the Merger. To the Knowledge of the Company, the Company is not aware of any Continuing Employee who intends to terminate his employment with the Company after the Closing.

(i) Labor. No work stoppage, slowdown or labor strike against the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened or reasonably anticipated. The Company does not know of any activities or proceedings of any labor union to organize any Company Personnel. Neither the Company nor any of its Subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act or other applicable similar Laws. The Company and each of its Subsidiaries presently is not, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Company Personnel, and no collective bargaining agreement is being negotiated by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries are or have been a party to any redundancy agreements (including social plans or job protection plans). No event has occurred, and no condition or circumstance exists, that would reasonably be expected to give rise to or provide a basis for the commencement of any strike, slowdown, work stoppage, lockout, job action, labor dispute or union organizing activity or any similar activity or dispute. The Company is not subject to any affirmative action obligations under any law, including without limitation, Executive Order 11246, and is not a government contractor or subcontractor for purposes of any law with respect to the terms and conditions of employment, including without limitation, the Service Contracts Act or prevailing wage laws.

(j) No Interference or Conflict. To the Knowledge of the Company, no Company Personnel is obligated under any Contract or subject to any judgment, decree or order of any court or administrative agency that would interfere with such Person’s efforts to promote the interests of the Company or any of its Subsidiaries, or that would, in the case of any Employee or officer, interfere with the Company’s or any of its Subsidiaries’ businesses as presently conducted, or that would, in the case of any director, interfere in the discharge of such director’s fiduciary duties. Neither the execution nor delivery of this Agreement, nor the carrying on of the Company’s or any of its Subsidiaries’ businesses as presently conducted, nor any activity of such Company Personnel in connection with the carrying on of the Company’s or any of its Subsidiaries’ businesses as presently conducted, will, to the Knowledge of the Company, conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any Contract under which any of such Company Personnel is now bound.

(k) Certain Compensation Arrangements. There are no variable compensation plans or practices (including bonus plans or practices) with respect to Company Personnel. Neither the

Company nor any of its Subsidiaries has made any promises or other undertakings, oral or in writing, to any Company Personnel or any third-party with respect to any such variable compensation plans or practices. The Company and each of its Subsidiaries have paid in full all wages, salary, severance payments, termination payments, bonuses or other compensation payable to any Company Personnel, except to the extent accrued in full on the Current Balance Sheet with respect to current Employees of the Company and its Subsidiaries in compliance with Law.

2.25 Insurance and Bonds. Section 2.25 of the Schedule of Exceptions lists all insurance policies and bonds (whether denominated as bid, litigation, performance, fidelity, AD&D, or otherwise) covering the assets, business, equipment, properties, operations, employees, officers and directors (in their respective capacities as such) of the Company or its Subsidiaries. There is no claim by the Company or any of its Subsidiaries or Affiliates pending under any of such policies or bonds as of the date of this Agreement. All claims that the Company reasonably believes are insurable as of the date of this Agreement have been properly tendered to the appropriate insurance carrier in compliance with any applicable insurance policy notice provisions. All premiums due and payable under all such policies and bonds have been paid, and the Company and its Subsidiaries and Affiliates are otherwise in material compliance with the terms of such policies and bonds (or other policies and bonds providing substantially similar insurance coverage). All such insurance policies are valid and binding in accordance with their terms, except to the extent such enforceability may be limited by the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar Law affecting creditors’ rights generally and general principles of equity or public policy (regardless of whether such enforceability is considered in a proceeding in equity or at law), and are in full force and effect. To the Knowledge of the Company, there is no threat of termination of, or premium increase with respect to, any of such policies. The bonds listed in such Section 2.25 of the Schedule of Exceptions satisfy all requirements for such bonds set forth in (A) any Law applicable to the Company or any of its Subsidiaries or its respective businesses and (B) any Contract of the Company or any of its Subsidiaries or by which any of them is bound.

2.26 Compliance with Laws. Other than with respect to laws referenced in the Section 2.6 (Governmental Consents), 2.10 (Tax Matters), 2.13 (Intellectual Property), 2.16 (Government Contracts), 2.18 (Governmental Authorizations), 2.22 (Environmental Matters), 2.24 (Employment Benefit Plans and Compensation), 2.27 (Foreign Corrupt Practices Act), 2.30 (Privacy), 2.33 (Export Control Law) and 2.34 (Compliance with Immigration Reform and Control Act), which Sections shall govern the Company’s representations and warranties as to compliance with laws that are the subject matter of such Sections, (i) the Company and each of its Subsidiaries has complied in all material respects with, is not in violation of, and has not received any notices of violation with respect to, foreign, federal, state or local Laws, (ii) event has occurred, and no condition or circumstance exists, that will or would reasonably be expected to (with or without notice or lapse of time) constitute or result in a material violation by the Company or any of its Subsidiaries of, or a failure on the part of the Company or any of its Subsidiaries to comply with, any applicable Law and (iii) each of the Company Products does materially comply with and has materially complied with all applicable Laws of each jurisdiction in which such Company Product is or has been sold directly or indirectly by or on behalf of the Company or any of its Subsidiaries.

2.27 Foreign Corrupt Practices Act. Neither the Company nor any of its predecessors or current or former Subsidiaries (including any of their respective employees, officers or directors) has taken or failed to take any action which would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), or any rules or regulations thereunder if such Law, rules and regulations were applicable thereto. Neither the Company nor any of its Subsidiaries (including any of their respective employees, officers or directors) or any third-party acting on behalf of the Company or any of its Subsidiaries, has offered, paid, promised to pay, or authorized, or will offer, pay, promise to pay, or authorize, directly or indirectly, the giving of money or anything of value to any Official, or to any other Person while knowing or being aware of a high probability that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any Official, for the purpose of: (a) influencing any act or decision of such Official in his, her or its official capacity, including a decision to fail to perform his, her or its official duties or functions; or (b) inducing such Official to use his, her or its influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity, or to obtain an improper advantage in order to assist the Company, any of its Subsidiaries or any third-party in obtaining or retaining business for or with, or directing business to, Company or any of its Subsidiaries. For purposes of this Agreement, an “Official” shall include any appointed or elected official, any government employee, any political party, party official, or candidate for political office, or any officer, director or employee of any Governmental Entity. The Company and each of its Subsidiaries have in place adequate controls and systems to ensure compliance with applicable Laws pertaining to anticorruption, including the FCPA, in each of the jurisdictions in which the Company or any of its Subsidiaries currently does or in the past has done business, either directly or indirectly. Neither the Company nor any of its Subsidiaries is aware of any event, fact or circumstance that has occurred or exists that is reasonably likely to result in a finding of noncompliance with any applicable anticorruption Law. Neither the Company nor any of its Subsidiaries (nor, to the Knowledge of the Company, any of their respective directors, executives, representatives, agents or employees) (i) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees or any other person, (iii) has violated or is violating any provision of the FCPA, (iv) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (v) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

2.28 Complete Copies of Materials. The Company has delivered or made available true and complete copies of each document that is referenced in the Schedule of Exceptions or any schedule to this Agreement.

2.29 Suppliers and Customers. No material licensor, vendor, supplier, licensee or customer of the Company or any of its Subsidiaries has cancelled or otherwise modified its relationship with the Company or any of its Subsidiaries in a manner adverse to the Company and its Subsidiaries, taken as a whole, and (i) no such Person has communicated (orally or in writing) to the officers, directors or other senior managers of the Company or any of its Subsidiaries any intention to do so, and (ii) to the Knowledge of the Company, the consummation of the transactions contemplated hereby will not adversely affect any of such relationships.

2.30 Privacy. The Company has made available to Parent correct and complete copies of all written policies maintained by the Company or any of its Subsidiaries since their respective dates of formation with respect to privacy and personal data protection relating to their respective employees, customers, suppliers, service providers or any other third parties (“Company Privacy Policies”). The Company and each of its Subsidiaries has complied in all material respects with, is not in violation of, and has not received any notices of violation with respect to, any applicable Laws, Contracts, Company Privacy Policies or any other commitments, obligations or representations, concerning privacy and personal data protection relating to their employees, customers, suppliers, service providers or any other third parties from or about whom the Company or any of its Subsidiaries has obtained personal data (“Company Privacy Obligations”). The Company and its Subsidiaries have full right and authority to transfer to Parent all personal data in the possession of the

Company or any of its Subsidiaries, including any such data relating to users of the Company’s website. Except as set forth in Section 2.30 of the Schedule of Exceptions, the consummation of the transactions contemplated by this Agreement will not violate any Company Privacy Obligation, nor require the Company or any of its Subsidiaries to provide any notice to, or seek any consent from, any employee, customer, supplier, service provider or other third-party under any Company Privacy Policy. To the Knowledge of the Company, no Company Privacy Obligation will impose any restrictions upon Parent’s ability to use, possess, disclose or transfer such personal data in the manner the Company and its Subsidiaries have used, possessed, disclosed or transferred such or similar personal data prior to Closing. Neither the Company nor any of its Subsidiaries has any notice of any claims that the Company or any of its Subsidiaries have violated Company Privacy Obligations and no governmental agency is investigating to determine whether the Company or any of its Subsidiaries has violated any Company Privacy Obligations. Neither the Company nor any of its Subsidiaries are aware of any breaches of any Company Privacy Obligations of any of the Company’s or Subsidiaries’ customers that arise from or are related to any act or omission of the Company or any of its Subsidiaries.

2.31 Company Products and Company Source Code. To the Knowledge of the Company, there are no design or other defects or errors in the Company Products that permit unauthorized access to computers, systems, databases or networks of users through those Company Products. The Company and its Subsidiaries have implemented and maintain procedures consistent with standard industry practices to ensure that the Company Products are free from viruses, disabling codes, other malicious code or any other code designed or intended to have, or capable of performing, any of the following functions: (i) disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to computers, systems, or networks of users, or (ii) damaging or destroying any data or file without the user’s consent, and the Company Products are free from such code.

2.32 Software and Hardware. The Company and its Subsidiaries have used commercially reasonable efforts consistent with standard industry practices to fully resolve any defects, errors, or bugs in the software or hardware used in their business or incorporated into any Company Product that have not been fully resolved, including any error or omission in the processing of any data or in the analysis of any database. The Company has made available to Parent a complete and accurate list of all known defects, errors and bugs in each version of the Company Products as of the date of this Agreement.

2.33 Export Controls and Economic Sanctions.

(a) The Company, its predecessors, and its current and former Subsidiaries have at all times been in compliance with all applicable trade laws, including import and export control laws, trade embargoes, and anti-boycott laws, and, except as specifically authorized by a Governmental Contract, license exception, or other permit or applicable authorization of a Governmental Entity, or except as set forth as an exception on Section 2.33 of the Schedule of Exceptions, have not:

(i) exported, reexported, transferred, or brokered the sale of any goods, services, technology, or technical data to any destination to which, or individual for whom, a license or other authorization is required under the U.S. Export Administration Regulations (the “EAR,” 15 C.F.R. § 730 et seq.), the International Traffic in Arms Regulations (the “ITAR,” 22 C.F.R. § 120 et seq.), or the U.S. economic sanctions administered by the Office of Foreign Assets Control (“OFAC,” 31 C.F.R. Part 500 et seq.);

(ii) exported, reexported, or transferred any goods, services, technology, or technical data to, on behalf of, or for the benefit of any person or entity (A) designated as a Specially Designated National by OFAC, or (B) on the Denied Persons, Entity, or Unverified Lists of the Bureau of Industry and Security, or (C) on the Debarred List of the Directorate of Defense Trade Controls (if applicable);

(iii) exported any goods, services, technology, or technical data that have been or will be used for any purposes associated with nuclear activities, missiles, chemical or biological weapons, or terrorist activities, or that have been or will be used, transshipped or diverted contrary to applicable U.S. trade controls;

(iv) exported, reexported, transferred, or imported any goods, services, technology, or technical data to or from Cuba, Iran, Libya, North Korea, Syria, Sudan, or any other country, during a time at which such country and/or its government was subject to U.S. trade embargoes under OFAC regulations, the EAR, or any other applicable statute or Executive Order;

(v) manufactured any defense article as defined in the ITAR, including within the United States and without regard to whether such defense article was subsequently exported, without being registered and in good standing with the Directorate of Defense Trade Controls, U.S. Department of State;

(vi) imported any goods except in full compliance with the import and Customs laws of the United States, including but not limited to Title 19 of the United States Code, Title 19 of the Code of Federal Regulations, and all other regulations administered or enforced by the Bureau of Customs and Border Protection; or

(vii) violated the antiboycott prohibitions, or failed to comply with the reporting requirements, of the EAR (15 C.F.R. § 760) and the Tax Reform Act of 1976 (26 U.S.C. § 999).

(b) The Company and its Subsidiaries have in place adequate controls to ensure compliance with any applicable Laws pertaining the export and import of goods, services, and technology, including without limitation the EAR, the ITAR, the U.S. economic sanctions administered by OFAC, and the import and Customs laws. Neither the Company, its predecessors, nor any of its Subsidiaries has undergone or is undergoing, any audit, review, inspection, investigation, survey or examination by a Governmental Entity relating to export, import, or other trade-related activity. To the Knowledge of the Company, there are no threatened claims, nor presently existing facts or circumstances that would constitute a reasonable basis for any future claims, with respect to exports, imports, or other trade-related activity by the Company, its predecessors, or its current or former Subsidiaries.

(c) No authorization from any Governmental Entity for the transfer to Parent of any Governmental Contract material to the Company’s business is required, or such authorization can be obtained expeditiously without material cost.

2.34 Compliance with the Immigration Reform and Control Act. The Company and each of its Subsidiaries is in compliance with and have not violated the terms and provisions of applicable Laws relating to immigration, including the Immigration Reform and Control Act of 1986, and all related regulations promulgated thereunder (collectively, the “Immigration Laws”). Neither the Company nor any of its Subsidiaries has been the subject of any inspection or investigation relating to its compliance with or violation of the Immigration Laws. With respect to any employee of the Company or any of its

Subsidiaries for whom compliance with the Immigration Laws is required, the Company and each of its Subsidiaries will deliver to Parent, promptly after the date of this Agreement, such employee’s Form I-9 (Employment Eligibility Verification Form) and all other records, documents or other papers which are retained with the Form I-9 by the Company and its Subsidiaries pursuant to the Immigration Laws.

2.35 Representations Complete. None of the representations or warranties made by the Company (as modified by the Schedule of Exceptions) in this Agreement contains any untrue statement of a material fact, or to the Knowledge of the Company omits to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT, MIDCO AND SUB.

As of the date of this Agreement and as of the Closing Date Parent, Midco and Sub hereby represent and warrant to the Company:

3.1 Organization and Standing. Parent is a company duly organized, validly existing and in good standing under the laws of the Netherlands. Midco and Sub are each corporations duly organized, validly existing and in good standing under Delaware Law. Each of Parent, Midco and Sub has the corporate power to own its properties and to carry on its business as currently being conducted. Each of Parent, Midco and Sub is duly qualified or licensed to do business and in good standing as a foreign corporation in each jurisdiction in which it conducts business, except in those jurisdictions where the failure to be so qualified would not have a Parent Material Adverse Effect.

3.2 Authority. Each of Parent, Midco and Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent, Midco and Sub, and no further action is required on the part of Parent, Midco or Sub to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent, Midco and Sub and constitutes the valid and binding obligations of Parent, Midco and Sub, enforceable against Parent, Midco and Sub in accordance with its terms, except as such enforceability may be subject to the Laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of Law governing specific performance, injunctive relief or other equitable remedies.

3.3 No Conflict. The execution and delivery of this Agreement by Parent, Midco and Sub does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a Conflict under (i) any provision of the certificate of incorporation and bylaws of Parent, Midco or Sub, (ii) any Contract to which Parent, Midco or Sub or any of their respective properties or assets (whether tangible or intangible) is a party, bound by or, as the case may be, subject or (iii) any Law applicable to Parent, Midco or Sub or their respective properties or assets (whether tangible or intangible), except in each case where such Conflict would not be reasonably expected to have a Parent Material Adverse Effect or will not have a material adverse affect on the legality, validity or enforceability of this Agreement.

3.4 Consents. No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent, Midco or Sub in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware.

3.5 Interim Operations of Sub. Sub is wholly-owned by Parent, was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

ARTICLE IV

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1 Conduct of Business of the Company and its Subsidiaries. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company agrees to use commercially reasonable efforts to operate the business of the Company and each of its Subsidiaries in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, except as expressly contemplated by this Agreement or otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned). In addition, without limiting the generality of the foregoing, except as expressly set forth in Section 4.1 of the Schedule of Exceptions, the Company shall not, and the Company shall ensure that none of its Subsidiaries shall, without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(a) make any expenditures or enter into any commitment or transaction not in the ordinary course of business consistent with past practice that exceeds $25,000 individually or $50,000 in the aggregate;

(b) (i) sell, license or otherwise assign or convey to any Person any rights to any Company Intellectual Property or enter into any Contract with respect to any of the foregoing with any Person (other than the sale of certain Patents on the terms identified on Schedule 4.1), (ii) buy or license any Intellectual Property or enter into any Contract with respect to the Intellectual Property of any Person (other than the sale of certain Patents on the terms identified on Schedule 4.1), (iii) enter into any Contract with respect to the development of any Intellectual Property with a third-party except in the ordinary course of business, or (iv) materially change pricing or royalties charged by the Company to its existing customers or licensees, or the pricing or royalties set or charged by Persons who have licensed Intellectual Property to the Company or any of its Subsidiaries, except in the case of clauses (i) and (ii), with respect to non-exclusive end user licenses of object code in the ordinary course of business;

(c) enter into or materially amend any Contract pursuant to which any other party is granted marketing, distribution, development or similar rights of any type or scope with respect to any products, technology or services of the Company or any of its Subsidiaries;

(d) enter into any other Contract that would have been required to have been disclosed on Section 2.14 of the Schedule of Exceptions had such Contract been entered into prior to the date of this Agreement;

(e) amend or otherwise modify (or agree to do so) any material Contract required to be set forth or described in the Schedule of Exceptions (or that would have been required to be set forth or described in the Schedule of Exceptions if it had existed prior to the date of this Agreement);

(f) commence or settle any litigation, action, suit or proceeding other than (i) for the routine collection of bills, (ii) in such cases where it in good faith determines that failure to commence an action, suit or proceeding would result in the material impairment of a valuable aspect of its business; (provided that the Company shall consult with Parent prior to the commencing of such action, suit or proceeding) and (iii) to enforce its rights under this Agreement;

(g) declare, set aside, or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any shares of capital stock of the Company or any of its Subsidiaries;

(h) split, combine or reclassify any Company Capital Stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of Company Capital Stock, or repurchase, redeem or otherwise acquire, directly or indirectly, any shares of Company Capital Stock (or options, warrants or other rights exercisable therefor) except in accordance with this Agreement and the agreements evidencing Company Options, Company Warrants and shares of Company Restricted Stock outstanding as of the date of this Agreement;

(i) issue, grant, deliver or sell or authorize or propose the issuance, grant, delivery or sale of, or purchase or propose the purchase of, any shares of capital stock of the Company or any of its Subsidiaries or any securities convertible into such shares, or subscriptions, rights, warrants or options to acquire, or other Contracts or commitments of any character obligating it to issue or purchase any such shares or other convertible securities, other than (i) issuances of Company Capital Stock pursuant to exercises of Company Options currently outstanding, (ii) issuance of Company Capital Stock pursuant to exercises of Company Warrants currently outstanding and (iii) the repurchase by the Company of shares of Company Restricted Stock or Company Capital Stock issued upon exercise of a Company Option upon the termination of employment or other relationship triggering a right of repurchase by the Company or of forfeiture pursuant to the agreement relating to such Company Restricted Stock or Company Option;

(j) cause or permit any amendments to any Charter Documents or any organizational documents of any of the Company Subsidiaries, including without limitation certificates of incorporation, certificates of formation, articles of organization, bylaws and other documents of the like (other than to amend its Certificate of Incorporation solely to (i) waive any notice or similar requirements triggered by the Merger and/or (ii) provide that, notwithstanding anything to the contrary in the Company’s Certificate of Incorporation, the Merger consideration will be distributed as set forth in this Agreement and the indemnity and escrow obligations will be as set forth in the Merger Agreement);

(k) (i) acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or (ii) otherwise acquire or agree to acquire any assets other than in the ordinary course of business consistent with past practice;

(l) sell, lease, license or otherwise dispose of any of its properties or assets, including the sale of any accounts receivable of the Company or any of its Subsidiaries, other than (i) the sale or license of Company Products in the ordinary course of business consistent with past practice or (ii) the sale of certain Patents on the terms identified on Schedule 4.1;

(m) incur any Indebtedness, guarantee any Indebtedness, issue or sell any debt securities or guarantee any debt securities of others;

(n) grant any loans to others or purchase debt securities of others or amend the terms of any outstanding loan or similar agreement other than the advance of reasonable business expenses incurred in the ordinary course of business consistent with past practices;

(o) grant any severance or termination pay (in cash or otherwise) to any Company Personnel, including any officer, except pursuant to a Contract disclosed in Section 2.14 of the Schedule of Exceptions and except as required by Section 5.18 of this Agreement;

(p) except as required by Section 5.5 of this Agreement or as otherwise set forth on Schedule 4.1(p), adopt, amend or modify any Company Employee Plan (including any underlying Contracts), enter into, materially amend or modify any employment contract or equity award agreement, pay or agree to pay any bonus or special remuneration (including payment of Taxes or Tax gross up) to any Company Personnel or other service provider, or increase the salaries, wage rates, or other compensation of Company Personnel;

(q) except as required by GAAP, revalue any of its assets (whether tangible or intangible), including writing down the value of inventory or writing off notes or accounts receivable, other than in the ordinary course of business consistent with past practice;

(r) pay, discharge or satisfy, in an amount in excess of $25,000 in any one case, or $50,000 in the aggregate, any claim, Indebtedness or other Liability, other than in the ordinary course of business consistent with past practice other than the repayment of Indebtedness identified on Schedule 4.1;

(s) make or change any material election in respect of Taxes, adopt or change any accounting method, amend any Tax Return, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(t) enter into joint venture, strategic alliance or joint marketing or any similar arrangement or Contract;

(u) take any action to accelerate the vesting schedule of any of the outstanding Company Options or shares of Company Restricted Stock other than the acceleration of the vesting of certain Company Options as set forth on Schedule 4.1;

(v) hire or terminate any Company Personnel (other than the termination of any Company Personnel for cause), or encourage any Company Personnel to resign from the Company or any of its Subsidiaries; or

(w) take, or agree in writing or otherwise to take, any of the actions described in Sections 4.1(a) through 4.1(v).

4.2 No Solicitation. Until the earlier of (a) the Effective Time or (b) the date of termination of this Agreement pursuant to the provisions of Section 8.1 hereof, the Company shall not, nor shall the Company permit, encourage, authorize or direct, as applicable, any of its officers, directors, employees, agents, representatives or controlled Affiliates (any of such Persons a “Representative”) (or knowingly encourage, authorize or direct any Stockholder who is not a Representative), to, directly or indirectly, take any of the following actions with any party other than Parent and its designees (“Acquisition Activities”): (i) solicit, encourage, initiate or participate in any inquiry, negotiations or discussions, or enter into any Contract, in each case with respect to any offer or proposal to acquire or license all, substantially all, or a significant portion of the Company’s or its Subsidiaries’ businesses, assets, technologies or properties, or any amount of capital stock or other securities of the Company or any of its Subsidiaries (whether or not outstanding), whether by merger, purchase of assets, equity purchase (including convertible securities), license, tender offer or otherwise (including any option or right with respect to any of the foregoing), or enter into any Contract providing for, or effect any such transaction; (ii) disclose any information not customarily disclosed in the ordinary course of business to any Person concerning the Company’s or any of its Subsidiaries’ businesses, assets, technologies or properties, or afford to any Person access to its properties, technologies, books or records or other information, not customarily afforded such access in the ordinary course of business; (iii) assist or cooperate with any Person to make any proposal to (x) purchase all or any part of the capital stock or other securities, or all, substantially all or a significant portion of the businesses, assets, technologies or properties, of the Company or any of its Subsidiaries, other than inventory of products of the Company and any of its Subsidiaries in the ordinary course of business, or (y) license all or any material portion of the Company’s or its Subsidiaries’ assets or technologies other than non-exclusive licenses entered into in the ordinary course of business; or (iv) enter into any Contract with any Person providing for the acquisition of the Company or any of its Subsidiaries, whether by merger, purchase of all, substantially all or a significant portion of the businesses, assets, technologies or properties, license, tender offer or otherwise. In the event that the Company or any of its Subsidiaries or Affiliates shall receive or become aware of, prior to the Effective Time or the termination of this Agreement in accordance with Section 8.1 of this Agreement, any offer, proposal or request, directly or indirectly, of the type referenced in clause (i), (iii) or (iv) above, or any request for disclosure or access as referenced in clause (ii) above, the Company shall immediately (A) suspend any discussions with such offeror or party with regard to such offers, proposals or requests (including any of the foregoing undertaken by Representatives), and (B) notify Parent thereof, including information as to the identity of the offeror or the party making any such offers, proposals or requests, the specific terms of such offers, proposals or requests and copies of any written offers, proposals or requests, as the case may be, and such other information related thereto as Parent may reasonably request. The Company shall be deemed to have breached the terms of this Section 4.2 if any Representative or Subsidiary shall take any action, whether in his or its capacity as such or in any other capacity, that is prohibited by this Section 4.2 or that would be a breach of this Section 4.2 if taken by the Company directly. The parties hereto agree that irreparable damage would occur in the event that the provisions of this Section 4.2 were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed by the parties hereto that Parent shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Section 4.2 and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Parent may be entitled at law or in equity.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Stockholder Notice.

(a) Within two (2) hours following the execution of this Agreement, the Company shall deliver to Parent the duly and validly executed Stockholder Consent.

(b) The Company shall promptly, but in no event later than five (5) Business Days after the date of this Agreement:

(i) deliver notice to each stockholder who failed to execute the Stockholder Consent of action taken pursuant to the Stockholder Consent and the availability of appraisal rights, pursuant to and in accordance with the applicable provisions of Delaware Law and the Company Charter Documents (the “Stockholder Notice”); and

(ii) submit to the Stockholders for approval (in a manner reasonably satisfactory to Parent), by such number of Stockholders as is required by the terms of Section 280G(b)(5)(B) of the Code, any payments and/or benefits with respect to which the affected individuals have executed waivers of those payments or benefits and that may separately or in the aggregate, constitute Section 280G Payments (which determination shall be made by the Company and shall be subject to review and reasonable approval by Parent, which approval shall not be unreasonably withheld, conditioned or delayed), such that such payments and benefits shall not be deemed to be Section 280G Payments if approved by the requisite Stockholders, and, prior to the Closing, the Company shall deliver to Parent evidence reasonably satisfactory to Parent that (A) a stockholder vote was solicited and adequate disclosure was provided to all Stockholders in conformance with Section 280G and the regulations promulgated thereunder and the requisite stockholder approval was obtained with respect to any Section 280G Payments that were subject to the stockholder vote, or (B) that the 280G Stockholder approval was not obtained and, as a consequence, that such payments and/or benefits shall not be made or provided to the extent they would cause any amounts to constitute Section 280G Payments, pursuant to the waivers of those payments and/or benefits, which were executed by the affected individuals prior to the stockholder vote.

(c) The Company shall promptly, but in no event later than five (5) Business Days after the date of this Agreement, provide such notice to the holders of Company Options as reasonably required by the terms of the Plan, Company Warrant or other applicable agreement in connection with the Merger, including any such notice as may be required to cause each Company Option and Company Warrant (to the extent not exercised or converted) to terminate as of the Effective Time.

(d) Each of the Stockholder Notice, any materials to be submitted to the Stockholders in connection with the solicitation of their approval of any Section 280G Payment or any of the other matters set forth in Section 5.1(b) of this Agreement and any of the materials to be submitted to the holders of Company Options pursuant to Section 5.1(c) of this Agreement (collectively, the “Soliciting Materials”) shall be pursuant to and in accordance with all applicable provisions of Delaware Law, the Company Charter Documents and the terms of the Plan, Company Warrant or other applicable agreement, as appropriate. The Soliciting Materials shall be subject to prior review and reasonable approval by Parent (which approval shall not be unreasonably withheld, conditioned or delayed). Anything to the contrary contained herein notwithstanding, the Company shall not include in the Soliciting Materials any information with respect to Parent or its Affiliates or associates, the form and content of which shall not have been consented to in writing by Parent prior to such inclusion.

(e) The board of directors of the Company shall not revoke or modify its unanimous approval of this Agreement, the Merger the other transactions contemplated by this Agreement and any Section 280G Payment, including its unanimous recommendation in favor of this Agreement, the Merger, the other transactions contemplated by this Agreement and any Section 280G Payment.

5.2 Access to Information. The Company shall afford Parent and its accountants, counsel and other representatives, reasonable access during the period from the date hereof and prior to the Effective Time to (i) all of the Company’s and its Subsidiaries’

properties, books, Contracts, commitments and records, including the Company’s and its Subsidiaries’ source code, (ii) other information concerning the business, properties and personnel (subject to restrictions imposed by applicable Law) of the Company and its Subsidiaries as Parent may reasonably request, and (iii) all Company Personnel identified by Parent; provided, however, that the Company may restrict the foregoing access to the extent that in its good faith judgment (after consultation with outside legal counsel) any applicable Law or agreement with a third party requires the Company to restrict or prohibit access to any such properties or information, (iii) in exercising access rights under this Section 5.2, Parent shall not be permitted to interfere unreasonably and Parent shall ensure that none of its Representatives interferes unreasonably with the conduct of the business of Company. The Company agrees to provide to Parent and its accountants, counsel and other representatives copies of internal financial statements (including Tax Returns and supporting documentation) promptly upon request. Parent may make inquiries of Persons having business relationships with the Company or its Subsidiaries (including suppliers, licensors and customers) and the Company shall cause each of its Subsidiaries to help facilitate (and shall cooperate fully with Parent in connection with) such inquiries. Without limiting the generality of any of the foregoing, the Company shall provide Parent with reasonable access to all information relating to, and cooperate with Parent in its due diligence investigation regarding, the FCPA and other anti-corruption matters. No information or knowledge obtained in any investigation pursuant to this Section 5.2 shall affect or be deemed to modify any representation or warranty contained herein, any conditions to the obligations of the parties to consummate the Merger in accordance with the terms and provisions of this Agreement or any rights or remedies of the parties hereunder.

5.3 Confidentiality. Each of the parties hereto hereby agrees that this Agreement, the exhibits and schedules hereto, and any information obtained in any investigation pursuant to Section 5.2 of this Agreement, or pursuant to the negotiation and execution of this Agreement or the effectuation of the transactions contemplated hereby, shall be governed by the terms of the Mutual Confidentiality Agreement dated as of February 1, 2011 (the “Confidential Disclosure Agreement”), between the Company and Parent.

5.4 Expenses. Whether or not the Merger is consummated, all fees and expenses incurred in connection with the Merger, including all legal, accounting, investment banking, financial advisory, consulting and all other fees and expenses of third parties (“Third-Party Expenses”) incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, shall be the obligation of the respective party incurring such fees and expenses. Any Third-Party Expenses incurred by the Company or any of its Subsidiaries not paid prior to the Closing or included in the calculation of the Adjusted Purchase Price may, at the discretion of Parent, be paid out of the Escrow Fund and, if so paid, shall be deemed authorized by the Securityholder Representative for purposes of Article VII. Prior to the Closing, the Company shall pay all Third-Party Expenses that it has incurred.

5.5 Termination of Certain Company Employee Plans. Effective no later than the day immediately preceding the Closing Date, the Company shall terminate if requested by Parent, any Company Employee Plan intended to include a Code Section 401(k) arrangement (each such plan, a “Company 401(k) Plan”). The Company shall provide Parent with evidence that all Company 401(k) Plans have been terminated (effective no later than the day immediately preceding the Closing Date) and shall take such other actions in furtherance of terminating any Company 401(k) Plans as Parent may reasonably require.

5.6 Public Disclosure. The Company shall not, and the Company shall ensure that none of its Subsidiaries shall, issue or make any statement or communication to any third-party (other than to its respective agents) regarding the terms or subject matter of this Agreement or the transactions contemplated hereby, including, if applicable, the termination of this Agreement and the reasons therefor, without the prior written consent of Parent.

5.7 Consents. The Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to obtain the consents, waivers and approvals, and to timely provide the notices, under any of the Contracts to which it is a party that are required by such Contracts and deemed appropriate or necessary by Parent in connection with the Merger, including all consents, waivers, approvals and notices set forth in the Schedule of Exceptions, so as to preserve all rights of, and benefits to, the Company thereunder from and after the Effective Time.

5.8 FIRPTA Compliance. On the Closing Date, the Company shall deliver to Parent a properly executed statement in a form reasonably acceptable to Parent for purposes of satisfying Parent’s obligations under, and in form and substance as required under, Section 1445 of the Code and Treasury Regulation Section 1.1445-2(c)(3) (a “FIRPTA Compliance Certificate”).

5.9 Commercially Reasonable Efforts. Each of Parent, Midco, Sub and the Company shall use commercially reasonable efforts to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated hereby.

5.10 Notification of Certain Matters. Each party hereto shall give prompt notice to the other party hereto (either Parent or the Company, as appropriate) of: (a) the occurrence or non-occurrence of any event which is reasonably likely to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate at or prior to the Effective Time in a manner that would, if not cured, cause the failure of the condition set forth in Section 6.2(a) or Section 6.3(a), as applicable and (b) any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder in a manner that would, if not cured, cause the failure of the condition set forth in Section 6.2(a) or Section 6.3(a), as applicable; provided, however, that the delivery of any notice pursuant to this Section 5.10 shall not (i) limit or otherwise affect any rights of or remedies available to the party receiving such notice, or (ii) constitute an acknowledgment or admission of a breach of this Agreement. No disclosure pursuant to this Section 5.10, however, shall be deemed to amend or supplement the Schedule of Exceptions or prevent or cure any misrepresentations, breach of warranty or breach of covenant.

5.11 New Employment Arrangements.

(a) Parent, in its sole discretion, may offer “at will” employment by Parent or a Subsidiary of Parent (including the Surviving Corporation or its Subsidiaries) to selected individuals who were Employees of the Company or its Subsidiaries immediately prior to the Closing Date. Such “at-will” employment arrangements (each, an “Offer Letter”) will state the terms and conditions, including the salary of such Employee, which will be determined by Parent, and supersede any prior employment agreements and other arrangements with such employee in effect prior to the Closing Date (other than any proprietary rights, confidentiality, non-competition and assignment of inventions agreements). Each employee of the Company or its Subsidiaries who (x) executes and delivers his or her acceptance of an (i) Offer Letter in the United States, (ii) the Parent’s Invention and Non-Disclosure Agreement, (iii) the Parent’s Non-Competition and Non-Solicitation Agreement, (iv) Parent’s Code of Business Conduct and Ethics, (v) Parent’s External Communications Policy, (vi) Parent’s Social Media Policy, and the (vii) Parent’s Insider Trading Policy (the documents and agreements in (i) through (vii)

shall be collectively referred to as the “Welcome Packet Documents”) within the reasonable deadline set by the Offer Letter and becomes an employee of Parent or a Subsidiary of Parent (including the Surviving Corporation or its Subsidiaries) or (y) continues as an employee of Parent or a Subsidiary of Parent (including the Surviving Corporation or its Subsidiaries) as required by Law outside the United States shall be referred to herein as a “Continuing Employee.” Notwithstanding anything in this Agreement to the contrary, no Continuing Employee, and no other Company Employee or Company Personnel, shall be deemed to be a third-party beneficiary of this Agreement and nothing in this Agreement shall purport to amend or modify the terms of any employee benefit plans of Parent or its Subsidiaries or provide any Continuing Employee, Company Employee or Company Personnel with any right to employment or continued employment for any specified period of any nature or kind.

(b) At least one (1) Business Day prior to Closing, the Company shall deliver to Parent validly executed Welcome Packet Documents in substantially the form attached hereto as Exhibit G each individual listed on Schedule 5.11(b) (the “Key Employees”) and all other Continuing Employees which shall be effective as of the Effective Time.

5.12 [Intentionally Omitted]

5.13 [Intentionally Omitted]

5.14 Information Technology Security. Prior to the Closing, the Company will promptly notify Parent of any material security incident relating to its information technology systems, including, any incidents involving loss or potential loss of Intellectual Property or personally identifiable information. The Company shall cooperate and work with Parent to (i) mitigate any identified network, operating system, and application security vulnerabilities, (ii) apply and validate security patches, (iii) deploy and validate security tools, and (iv) migrate non-supported versions of operating systems to supported versions with patches.

5.15 Closing Balance Sheet; Spreadsheet. The Company shall prepare, and deliver to Parent at least three (3) Business Days prior to the Closing Date, (x) an unaudited consolidated balance sheet of the Company and its Subsidiaries as of the Effective Time (the “Closing Balance Sheet”), in form and substance reasonably acceptable to Parent, prepared in accordance with GAAP on a basis consistent with the basis on which the Financial Statements were prepared, together with documentation, reasonably satisfactory to Parent, in support of the amounts set forth in the Closing Balance Sheet; and (y) a spreadsheet in form and substance reasonably acceptable to the Paying Agent and Parent, which spreadsheet shall be certified by the Chief Executive Officer of the Company as true, complete, correct and in accordance with this Agreement and the Company Charter Documents as of the Closing, and which separately lists (the spreadsheet containing the information set forth, and otherwise in form and substance as referred to, in this Section 5.15 being referred to as the “Spreadsheet”):

(a) the Closing Indebtedness Amount, itemized and detailed to Parent’s reasonable satisfaction, together with all necessary wire transfer information for each Person to whom the Closing Indebtedness Amount is owed;

(b) all unpaid Third-Party Expenses incurred by the Company and its Subsidiaries, itemized and detailed to Parent’s reasonable satisfaction, together with all necessary wire transfer information for each Person to whom such Third-Party Expenses are owed;

(c) each of: (i) the Closing Indebtedness Amount, (ii) the Net Working Capital Amount; (iii) the Working Capital Adjustment Amount, (iv) the Cash and Cash Equivalents, (v)

the Cash Adjustment Amount, (vi) the Adjusted Purchase Price, (vii) the Total Fully Diluted Shares, (viii) the Per Share Purchase Price, (ix) the Escrow Allocation Schedule, (x) the aggregate amount of Third-Party Expenses incurred by the Company and its Subsidiaries; and (xi) the aggregate amount of unpaid Third-Party Expenses incurred by the Company and its Subsidiaries;

(d) with respect to each holder of Company Capital Stock, Vested Options and Company Warrants as of immediately prior to the Effective Time (after giving effect to the exercise of Vested Options and Company Warrants at or prior to the Effective Time): (i) the name and address of such holder; (ii) the number, class and series of shares of Company Capital Stock held by such holder immediately prior to the Effective Time (broken out on a certificate by certificate basis, including the respective certificate numbers); (iii) the number of shares of Restricted Company Stock held by such holder immediately prior to the Effective Time, and the vesting schedule of each such share of Restricted Company Stock; (iv) the amount of cash payable to each holder pursuant to Section 1.6 of this Agreement; (v) the amount of cash to be contributed to the Escrow Fund on behalf of each holder pursuant to Section 7.4 of this Agreement; and (vii) whether such holder is subject to withholding;

(e) with respect to the Company Bonus Amounts, (i) the amount of cash payable to each participant; (ii) the amount of cash to be contributed to the Escrow Fund on behalf of each participant; and (vii) whether each such participant is subject to withholding.

5.16 Consideration Adjustment.

(a) Not later than 5:00 p.m. local time at Parent’s corporate headquarters on the seventy-fifth (75th) calendar day following the Closing Date, Parent shall deliver to the Securityholder Representative a statement (the “Parent Statement”), certified as true and correct by a representative of Parent, setting forth in reasonable detail and accompanied by reasonably detailed back-up documentation, as of the Closing Date, each of (i) the Net Working Capital Amount, the (ii) the calculation of the Working Capital Adjustment Amount (the “Proposed Final WC Adjustment Amount”), (iii) the amount, if any, by which the Working Capital Adjustment Amount determined by the Company as of the Closing Date differs from the Proposed Final WC Adjustment Amount, (iv) the Cash and Cash Equivalents, (v) the calculation of the Cash Adjustment Amount (the “Proposed Final Cash Adjustment Amount”) and (vi) the amount, if any, by which the Cash Adjustment Amount determined by the Company as of the Closing Date differs from the Proposed Final Cash Adjustment Amount. Upon reasonable request and with reasonable advance notice, Parent will provide the Securityholder Representative and its accountants reasonable access (including electronic access, to the extent available) to the relevant historical financial records of the Surviving Corporation and reasonable access to the individuals responsible for preparing the Parent Statement throughout the periods during which the Parent Statement is being evaluated by the Securityholder Representative. If the Securityholder Representative disagrees with the determination of the Parent Statement, the Securityholder Representative shall notify Parent of such disagreement by 5:00 p.m. local time at Parent’s corporate headquarters on the thirtieth (30th) calendar day following delivery of the Parent Statement, which written notice shall set forth any such disagreement in reasonable detail (“Disagreement Notice”). If the Securityholder Representative fails to deliver a Disagreement Notice by such time, the Securityholder Representative and the Company Securityholders shall be deemed to have accepted the Parent Statement as delivered by Parent, the Proposed Final WC Adjustment Amount shall become the Final WC Adjustment Amount and the Proposed Final Cash Adjustment Amount shall become the Final Cash Adjustment Amount. Matters included in the calculations in the Parent Statement to which the Securityholder Representative does not object in the Disagreement Notice shall be deemed accepted by the Securityholder Representative and the Company Securityholders and shall not be subject to further dispute or review by the Securityholder Representative or any Company Securityholders;

provided that the Proposed Final WC Adjustment Amount and the Proposed Final Cash Adjustment Amount shall not be deemed accepted if a Disagreement Notice is delivered with respect to such calculation. Parent and the Securityholder Representative shall negotiate in good faith to resolve any such disagreement, and any resolution agreed to in writing by Parent and the Securityholder Representative shall be final and binding upon Parent, the Securityholder Representative and all the Company Securityholders. If the Proposed Final WC Adjustment Amount has not previously become the Final WC Adjustment Amount, and Parent and the Securityholder Representative agree in writing to the calculation of the Working Capital Adjustment Amount, then such agreed upon calculation shall become the Final WC Adjustment Amount. If the Proposed Final Cash Adjustment Amount has not previously become the Final Cash Adjustment Amount, and Parent and the Securityholder Representative agree in writing to the calculation of the Cash Adjustment Amount, then such agreed upon calculation shall become the Final Cash Adjustment Amount. The date of any express or deemed acceptance of the Parent Statement (including the Final WC Adjustment Amount and the Final Cash Adjustment Amount) or the final resolution of all disputes in regard thereto pursuant to this Section 5.16 shall be the “Determination Date.”

(b) If Parent and the Securityholder Representative are unable to resolve any disagreement as contemplated by this Section 5.16 by 5:00 p.m. local time at Parent’s corporate headquarters on the thirtieth (30th) calendar day following delivery by the Securityholder Representative of a Disagreement Notice, Parent and the Securityholder Representative shall jointly select a mutually acceptable third-party firm with expertise in accounting matters, the retention of which will not give rise to present or potential future auditor independence problems for Parent or any of its affiliates, as determined by the reasonable discretion of Parent, to resolve such disagreement (the firm so selected shall be referred to herein as the “Accounting Arbitrator”). The parties shall instruct the Accounting Arbitrator to consider only those items and amounts set forth in the Parent Statement as to which the Securityholder Representative has disagreed pursuant to a Disagreement Notice and Parent and the Securityholder Representative have not resolved their disagreement, and the resolution of such disagreement shall be (i) made in accordance with GAAP consistently applied on a basis consistent with the Company’s past practices (to the extent that such past practices were in accordance with GAAP) and (ii) with respect to any specific disagreement, no greater than the higher amount calculated by Parent or the Securityholder Representative, as the case may be, and no lower than the lower amount calculated by Parent or the Securityholder Representative as the case may be. Parent and the Securityholder Representative shall use commercially reasonable efforts to cause the Accounting Arbitrator to deliver to Parent and the Securityholder Representative, as promptly as practicable, a written report setting forth the resolution of any such disagreement determined in accordance with the terms of this Agreement, including a calculation of the Working Capital Adjustment Amount as of the Closing Date and the Cash Adjustment Amount as of the Closing Date. Such report shall be final and binding upon the parties and the calculation of the Working Capital Adjustment Amount and the Cash Adjustment Amount provided by the Accounting Arbitrator shall become the Final WC Adjustment Amount and Final Cash Adjustment Amount, respectively. The fees, expenses and costs of the Accounting Arbitrator shall be borne by the party whose positions on the issues submitted to the Accounting Arbitrator varies the greatest amount from the amounts as finally determined by the Accounting Arbitrator, in the aggregate, hereunder with respect to such issues. If it is determined that such fees, expenses and costs are owned by the Company Securityholders, then such fees, expenses and costs shall be deemed, for all purposes of this Agreement, to be additional Third-Party Expenses incurred by the Company and its Subsidiaries.

(c) Payment of Adjustment Amount.

(i) If the Post-Closing Purchase Price Adjustment is less than the Working Capital Escrow Portion of the Escrow Fund but greater than zero (0), then Parent and the Securityholder Representative shall issue joint instructions to the Escrow Agent to (A) transfer to Parent the amount of the Post-Closing Purchase Price Adjustment and (B) transfer to the Paying Agent from the Working Capital Escrow Portion of the Escrow Fund an amount in cash equal to the difference between the Post-Closing Purchase Price Adjustment and the Working Capital Escrow Portion of the Escrow Fund, and Parent shall cause the Paying Agent to distribute such cash to the Company Securityholders based on their respective Pro Rata Share.

(ii) If the Post-Closing Purchase Price Adjustment is greater than the Working Capital Escrow Portion of the Escrow Fund (such amount, a “Working Capital Escrow Portion Shortfall”), then Parent and the Securityholder Representative shall issue joint instructions to the Escrow Agent to (A) transfer to Parent an amount in cash equal to the Working Capital Escrow Portion of the Escrow Fund and (B) transfer to Parent an amount in cash equal to the Working Capital Escrow Portion Shortfall.

(iii) If the Post-Closing Purchase Price Adjustment is equal to zero (0), then Parent and the Securityholder Representative shall issue joint instructions to the Escrow Agent to transfer to the Paying Agent the Working Capital Escrow Portion of the Escrow Fund and Parent shall cause the Paying Agent to distribute the Working Capital Escrow Portion of the Escrow Fund to the Company Securityholders based on their respective Pro Rata Share.

(iv) Any amounts payable under Sections 5.16(c)(i), 5.16(c)(ii), or 5.16(c)(iii) shall be paid no later than fifteen (15) Business Days after the Determination Date.

(v) Amounts paid under this Section 5.16(c) shall be treated as an adjustment to the purchase price for Tax purposes.

5.17 Resignation of Officers and Directors. The Company shall cooperate with Parent to effect the replacement of all the officers and directors of the Company and each of its Subsidiaries with directors and officers appointed by Parent, to the extent possible under local laws, as of the Effective Time. The Company shall obtain the written resignations of all officers and directors of the Company and each of its Subsidiaries effective as of the date of their effective replacement by officers and directors appointed by Parent.

5.18 Severance Agreement and Release. Prior to the Closing Date, the Company and its Subsidiaries shall terminate the employment of those Employees who are not Continuing Employees; provided, however, that any Employee who either rejects an Offer Letter or fails to timely accept an Offer Letter shall be deemed to have resigned their employment from the Company and its Subsidiaries effective upon the date upon which such Offer Letter was to be accepted. The Company and its Subsidiaries shall use commercially reasonable efforts to obtain from such Employees a severance agreement and release dated the date of such employee’s termination of employment with the Company or such Subsidiary in form and substance reasonably satisfactory to Parent (which shall include a general release of any claims in favor of Parent and related persons and entities and shall include, without limitation, a release with respect to any claim arising out of the termination of such Employee’s Unvested Options) (a “Severance Agreement and Release”); provided, however, that the Company and its Subsidiaries shall not pay any severance to any Employee who is terminated and does not sign a Severance Agreement and Release (except as may otherwise be required by Law or by the express terms of agreements identified in the Schedule of Exceptions as containing severance arrangements).

5.19 Destruction of Confidential Information. No later than two (2) Business Days after the date of this Agreement, the

Company shall distribute a written notice, in form and substance acceptable to Parent, to all third parties who received confidential information relating to the Company and its Subsidiaries in connection with discussions about any potential Acquisition Activity instructing such parties to: (a) promptly return to the Company or destroy all copies of written confidential information relating to the Company and its Subsidiaries (including any confidential information stored on a computer, word processor or similar device) furnished to such third parties by or on behalf of the Company or any of its Subsidiaries in their possession or custody or in the possession or custody of their respective representatives, officers, directors, and employees; and (b) confirm in writing that all such confidential information has been either returned or destroyed. Upon receipt of all such confirmations, the Company shall provide notice to Parent that all such confirmations have been received.

5.20 D&O Tail Insurance; Indemnification. Prior to the Closing, the Company shall purchase an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance coverage (the “D&O Tail Policy”) for the Company’s directors and officers in a form mutually acceptable to the Company and Parent, which shall provide such directors and officers with coverage for six years following the Effective Time of not less than the existing coverage under, and have other terms not materially less favorable to, the insured persons than the directors’ and officers’ liability insurance coverage presently maintained by the Company. For a period of six (6) years after the Effective Time, the Surviving Corporation shall not amend, terminate or repeal any provision in the Surviving Corporation’s Charter Documents relating to the exculpation or indemnification of former officers and directors of the Company (unless required by applicable Law) in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of the Company, unless such amendment, termination or repeal is required by applicable Law after the Effective Time, it being the intent of the parties hereto that the officers and directors of the Company prior to the Closing shall continue to be entitled to such exculpation and indemnification to the fullest extent permitted under applicable Law. For the avoidance of doubt, nothing in this Section 5.20 shall prevent the Surviving Corporation from combining with any other entity (including Parent), or the taking of any other action by Parent or the Surviving Corporation that may result in the amendment, repeal or modification of the Surviving Corporation’s Charter Documents, or any provision thereof relating to the exculpation or indemnification of former officers and directors, as long as Parent provides, or causes the Surviving Corporation to provide, the officers and directors of the Company prior to the Closing with rights that in the reasonable good faith judgment of Parent are no less favorable than the rights afforded, as of the Effective Time, to such individuals in the Surviving Corporation’s Charter Documents.

5.21 Changes to Company Capital Structure. The Company shall notify Parent in writing promptly upon becoming aware of any changes arising after the date of this Agreement in the holders of Company Capital Stock, the number and class or series of shares of Company Capital Stock held by any such holder, and any change in the domicile addresses of any such holder.

5.22 Tax Matters.

(a) Parent shall prepare, or cause to be prepared, and file, or cause to be filed, on a timely basis, and on a basis reasonably consistent with past practice, all Tax Returns with respect to the Company for taxable periods (or portions thereof) ending on or prior to the Closing Date and required to be filed thereafter (the “Prior Period Returns”), provided that Parent shall not be required to take a position on a Tax Return that is not permitted by law or that would require a reserve to be recorded on a financial statement of the Company. Parent shall provide a draft copy of such Prior Period Returns to the Securityholder Representative for its review at least twenty (20) Business Days prior to the due date thereof. The Securityholder Representative shall provide its comments to Parent at least ten (10) Business Days prior to the due date of such returns and Parent shall make all changes to such Prior Period Returns reasonably requested by the Securityholder Representative if such changes (i) are reasonably consistent with past practice or (ii) do not adversely affect Parent.

(b) All transfer, documentary, sales, use, stamp, registration and all other Taxes, fees and duties, if any, incurred in connection with the transactions contemplated by this Agreement, and all expenses associated therewith, will be borne and paid 50% by Parent and 50% by the Company Securityholders. Parent will prepare and file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable Law, the other parties will join in the execution of any such Tax Returns and other documentation.

(c) For purposes of this Agreement, (i) in the case of any gross receipts, income, sales, use, payroll, withholding, or similar Taxes that are payable with respect to a period that includes but does not end on the Closing Date (a “Straddle Period”), the portion of such Taxes allocable to the period ending on the Closing Date shall be determined on the basis of a deemed closing at the end of the Closing Date of the books and records of the Company; and (ii) in the case of any Taxes other than those described in clause (i) that are payable with respect to a Straddle Period, the portion of such Taxes allocable to the period ending on the Closing Date shall be equal to the product of (A) all such Taxes and (B) the percentage, expressed as a fraction, the numerator of which is the number of days in the portion of such period ending on and including the Closing Date, and the denominator of which is the number of days in the entire Straddle Period.

ARTICLE VI

CONDITIONS TO THE MERGER

6.1 Conditions to the Obligations of Each Party to Effect the Merger. The respective obligations of the Company, Parent, Midco and Sub to effect the Merger shall be subject to the satisfaction, at or prior to the Closing, of the following conditions (it being understood that by proceeding with the Closing, the Company, Parent, Midco and Sub will be deemed to have waived any of such conditions that remain unsatisfied):

(a) No Injunctions or Restraints; Illegality. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting the consummation of the Merger.

(b) Stockholder Consent. The Stockholder Consent shall have been obtained and shall not have been withdrawn, rescinded or revoked.

(c) Escrow Agreement. The Escrow Agent shall have executed and delivered to Parent, the Securityholder Representative, the Escrow Agreement, or another mutually-agreeable escrow arrangement shall have been established by the parties.

6.2 Additional Conditions to the Obligations of Parent, Midco and Sub. The obligation of Parent, Midco and Sub to effect the Merger also shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Parent (it being understood that by proceeding with the Closing, Parent, Midco and Sub will be deemed to have waived any of such conditions that remain unsatisfied):

(a) Representations, Warranties and Covenants. (i) The representations and warranties of the Company contained in this Agreement (A) shall have been true and correct on and as of the date of this Agreement and (B) shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (except for those representations and warranties which address matters only as of a particular date, which shall have been true and correct in all material respects as of such particular date) (it being understood that, for purposes of determining the accuracy of representations and warranties on and as of the Closing Date, all “Material Adverse Effect” qualifications and other qualifications based on the word “material” or similar phrases limiting the scope of such representations and warranties shall be disregarded; and (ii) the Company shall have performed and complied in all respects with all covenants and obligations under this Agreement required to be performed and complied with by the Company prior to the Closing.

(b) Governmental Approvals. All filings with and approvals of any Governmental Entity required to be made or obtained by the Company in connection with the Merger and the other transactions contemplated by this Agreement shall have been made or obtained and shall be in full force and effect.

(c) No Orders. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (i) prohibiting Parent’s ownership or operation of any portion of the business of the Company or any of its Subsidiaries, or (ii) compelling Parent, Midco, Sub or the Company to dispose of or hold separate all or any material portion of the business or assets of Parent, the Company or any of their respective Subsidiaries or Affiliates as a result of the Merger; or (iii) imposing any other antitrust restraint as a result of the Merger, shall be in effect (including as a condition to any Governmental approval referred to in Section 6.2(b) hereof), nor shall any action, suit, claim or proceeding brought by an administrative agency or commission or other Governmental Entity seeking any of the foregoing be threatened or pending.

(d) Governmental Litigation. There shall be no action, suit, claim or proceeding of any nature pending by a U.S. federal or state Governmental Entity, against Parent, Midco, Sub or the Company, their respective Subsidiaries or properties or any of their respective officers or directors, that (i) is likely to result in a judgment in favor of such Governmental Entity and that challenges or seeks to restrain or prohibit the consummation of the Merger or (ii) relates to the Merger and seeks to obtain from Parent any damages or other relief that, if awarded, would have a Parent Material Adverse Effect.

(e) Mandatory Third-Party Consents. The Company and its Subsidiaries shall have obtained all necessary consents to assignment, waivers and approvals, and timely provided all notifications, with respect to the transactions contemplated by this Agreement under those Contracts listed on Schedule 6.2(e).

(f) [Intentionally Omitted]

(g) [Intentionally Omitted]

(h) Resignation of Officers and Directors. Parent shall have received a written resignation from each of the officers and directors of the Company and each of its Subsidiaries effective as of the Closing.

(i) Legal Opinion. Parent shall have received a legal opinion from outside legal counsel to the Company, substantially in the form attached hereto as Exhibit H.

(j) No Material Adverse Effect. There shall not have occurred any Company Material Adverse Effect that has not been cured.

(k) Termination of 401(k) Plans and Severance Plans. All applicable Company 401(k) Plans and Severance Plans shall have been terminated in accordance with Section 5.5, and Parent shall have received from the Company evidence satisfactory to Parent to that effect.

(l) Certificate of the Company. Parent shall have received a certificate, validly executed by the Chief Executive Officer of the Company for and on its behalf, to the effect that, as of the Closing, (i) the condition to the obligations of Parent, Midco and Sub set forth in Section 6.2 of this Agreement has been duly satisfied.

(m) Certificate of Secretary of Company. Parent shall have received a certificate, validly executed by the Secretary of the Company, certifying as to (i) the terms and effectiveness of the Company Charter Documents, (ii) the valid adoption of resolutions of the board of directors of the Company (whereby the Merger and the other transactions contemplated by this Agreement were unanimously approved by the Board of Directors of the Company), (iii) the Stockholder Consent by the Stockholders and the approval or disapproval of any Section 280G Payments, and (iv) the incumbency of the executive officers of the Company.

(n) Certificate of Good Standing. Parent shall have received a certificate of good standing for the Company and each of its Subsidiaries from each jurisdiction in which such entity is formed or is required to be qualified as a foreign corporation, dated within twenty (20) Business Days prior to the Closing Date.

(o) FIRPTA Certificate. Parent shall have received the FIRPTA Compliance Certificate, validly executed by a duly authorized officer of the Company under penalty of perjury.

(p) Spreadsheet. Parent shall have received the Spreadsheet at least three (3) Business Days prior to the Closing Date, which shall have been certified as true, complete, correct and in accordance with this Agreement and the Company Charter Documents as of the Closing by the Chief Executive Officer of the Company.

(q) Key Employee Offer Letters. Each of the Key Employees shall have executed and delivered to Parent the Welcome Packet Documents.

(r) New Employment Arrangements. The following employees of the Company and its Subsidiaries shall be Closing Employees:

(i) one hundred percent (100%) of the Key Employees; and

(ii) at least eighty percent (80%) of the employees of the Company or its Subsidiaries listed on Schedule 6.2(r)(ii) who have received the Welcome Packet Documents.

(s) Terminated Employees. The Company and its Subsidiaries shall have terminated the employment of those Employees who are not Continuing Employees, effective at least one day prior to the Closing.

(t) Escrow Agreement. The Securityholder Representative shall have executed and delivered to Parent the Escrow Agreement, and the Escrow Agreement shall be in full force and effect.

(u) Unanimous Board Approval. The board of directors of the Company shall have unanimously approved the Merger and the other transactions contemplated by this Agreement.

(v) Payoff Letters. The Company shall have provided to Parent Payoff Letters, in form and substance reasonably satisfactory to Parent, from each party that is owed Third-Party Expenses incurred by the Company or any of its Subsidiaries and Indebtedness, including, without limitation, a Payoff Letter evidencing the repayment of all amounts outstanding under that certain Loan and Security Agreement, by and between the Company and Comerica Bank, dated as of February 8, 2008, as amended, and evidencing the termination of such agreement.

(w) Letter of Credit. The Company shall have delivered to Comerica Bank cash sufficient to collateralize that certain Bank of America Merchant Services Letter of Credit with Comerica Bank.

(x) Joinder, Release and Waiver. Each of the Company Securityholders listed on Schedule 6.2(x) shall have duly executed and delivered to Parent a joinder, release and waiver in the form attached hereto as Exhibit B to the extent such Persons have not executed the Stockholder Consent.

(y) D&O Tail Policy. The Company shall have purchased the D&O Tail Policy in accordance with Section 5.20 of this Agreement and provided Parent with evidence reasonably satisfactory to Parent to that effect.

(z) Certificate of Merger. The Company shall have duly executed and delivered the Certificate of Merger to Parent.

(aa) Restricted Share Award Agreement. Each of the Major Common Holders shall have executed their applicable Restricted Share Award Agreement and the power of attorney attached as an exhibit thereto.

6.3 Additional Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger also shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Company (it being understood that by proceeding with the Closing, the Company will be deemed to have waived any of such conditions that remain unsatisfied):

(a) Representations and Warranties. The representations and warranties of Parent, Midco and Sub contained in this Agreement (i) shall have been true and correct on and as of the date of this Agreement, (ii) shall be true and correct in all material respects on and as of the Closing Date as if made on and as of the Closing Date (except for those representations and warranties which address matters only as of a particular date, which shall have been true and correct in all material respects as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties on and as of the Closing Date, all “Material Adverse Effect” qualifications and other qualifications based on the word “material” or similar phrases limiting the scope of such representations and warranties shall be disregarded) and (iii) Parent, Midco and Sub shall have performed and complied in all respects with all covenants and obligations under this Agreement required to be performed and complied with by Parent, Midco or Sub prior to the Closing.

(b) Certificate of Parent. The Company shall have received a certificate, validly executed on behalf of Parent by a duly authorized officer of Parent to the effect that, as of the Closing, the conditions to the obligations of the Company set forth in Section 6.3(a) have been satisfied.

(c) Governmental Litigation. There shall be no action, suit, claim or proceeding of any nature commenced, pending, or overtly threatened by a U.S. federal or state Governmental Entity, against Parent, Midco, Sub or the Company, their respective Subsidiaries or properties or any of their respective officers or directors, that (i) is likely to result in a judgment in favor of such Governmental Entity and that challenges or seeks to restrain or prohibit the consummation of the Merger or (ii) relates to the Merger and seeks to obtain from Company any damages or other relief that, if awarded, would have a Company Material Adverse Effect.

ARTICLE VII

INDEMNIFICATION AND ESCROW

7.1 Survival of Representations and Warranties.

(a) By the Company. The representations and warranties of the Company contained in this Agreement, or in any certificate or instrument delivered pursuant to this Agreement, shall survive for a period of one (1) year following the Closing Date (the day after such one (1) year anniversary of the Closing Date, the “Survival Date”); provided, however, that (i) the Indefinite Representations shall survive indefinitely, (ii) the Statute of Limitations Representations shall survive until ninety (90) days after the expiration of the applicable statute of limitations and (ii) the Intellectual Property Representations shall survive for a period of two (2) years following the Closing Date. Notwithstanding the foregoing, if an indemnification claim is properly asserted in writing pursuant to Section 7.3 prior to the applicable expiration date (as provided in this Section 7.1(a)) of a representation or warranty that is the basis for such claim, then such representation or warranty shall survive beyond such expiration date until, but only for the purpose of, the resolution of such claim. It is the express intent of the parties that, if the applicable survival period for an item as contemplated by this Section 7.1(a) is shorter than the statute of limitations that would otherwise have been applicable to such item, then, by contract, the applicable statute of limitations with respect to such item shall be reduced to the shortened survival period contemplated hereby. The parties further acknowledge that the time periods set forth in this Section 7.1(a) for the assertion of claims under this Agreement are the result of arms’-length negotiation among the parties and that they intend for the time periods to be enforced as agreed by the parties.

(b) By Parent and Sub. The representations and warranties of Parent and Sub contained in this Agreement, or in any certificate or other instrument delivered pursuant to this Agreement, shall terminate at the Closing.

(c) Fraud; Intentional Misrepresentation; Willful Breach. Notwithstanding anything to the contrary contained in Section 7.1(a) of this Agreement, the limitations set forth in Section 7.1(a) of this Agreement shall not apply in the event of any fraud, intentional misrepresentation or willful breach (whether on the part of any Company Securityholder against whom liability is being asserted, on the part of the Company or any of its Subsidiaries or on the part of any Representative of the Company or any of its Subsidiaries). Notwithstanding anything to the contrary contained in Section 7.1(b) of this Agreement, the limitations set forth in Section 7.1(b) of this Agreement shall not apply in the event of any fraud, intentional misrepresentation or willful breach (whether on the part of Parent or Sub, or on the part of any Representative of Parent or Sub).

(d) Schedule of Exceptions. For purposes of this Agreement, each statement or other item of information set forth in the Schedule of Exceptions shall be deemed to be a representation and warranty made by the Company in this Agreement.

7.2 Indemnification by the Company Securityholders.

(a) Indemnification. Subject to the terms and conditions of this Article VII, from and after the Closing, the Company Securityholders shall severally and not jointly (based on such Company Securityholder’s Pro Rata Share of each Loss) indemnify Parent and its officers, directors and Affiliates, including the Surviving Corporation (each, an “Indemnified Party” and collectively, the “Indemnified Parties”) for Losses incurred by such Indemnified Parties, or any of them (including the Surviving Corporation), as a result of:

(i) any breach of or inaccuracy in a representation or warranty of the Company contained in this Agreement as of the date of this Agreement or as of the Closing Date as if made on and as of the Closing Date (except for those representations and warranties which address matters only as of a particular date, which representations and warranties shall be made only as of such particular date), or in any certificate or other instruments delivered pursuant to this Agreement;

(ii) any failure by the Company to perform or comply with any covenant contained in this Agreement prior to the Effective Time;

(iii) regardless of any disclosure made or information contained in the Schedule of Exceptions, any inaccuracy in any information set forth in the Spreadsheet (including any failure to properly calculate any of the amounts set forth therein) or breach of or inaccuracy in any representation, warranty or certification regarding the Spreadsheet contained in the certificate delivered to Parent pursuant to this Agreement;

(iv) any Dissenting Share Payments;

(v) any Working Capital Escrow Portion Shortfall;

(vi) any amounts reasonably incurred by an Indemnified Party in the defense of a Third-Party Claim that, if adversely determined, would give rise to a right of recovery for Losses, regardless of the outcome of such Third Party Claim; or

(vii) any Taxes (A) imposed on the Company or any of its Subsidiaries for any Tax period (or portion thereof) ending on or before the Closing Date (determined in the manner set forth in Section 5.22(c)), except to the extent such Taxes were taken into account in the Net Working Capital Amount, and (B) together with applicable reasonable expenses, for which the Company Securityholders are responsible pursuant to Section 5.22(b).

(b) Exclusive Remedy.

(i) This Article VII shall constitute the exclusive remedy for recovery of Losses by the Indemnified Parties as a result of breaches of representations and warranties or covenants by the Company contained in this Agreement, or in any certificate or other instrument delivered pursuant to this Agreement. Recovery against the Indemnity Escrow Amount of the Escrow Fund shall be the Indemnified Parties’ sole and exclusive remedy for any claim for indemnification under or pursuant to Section 7.2(a) of this Agreement, except for (A) any claims for indemnification under or pursuant to clauses (ii) through 7.2(a)(v), clause 7.2(a)(vi) (to the extent such claims relate to Intellectual Property Representations), and clause 7.2(a)(vii) of Section 7.2(a) of this Agreement, inclusive; (B) any claims for indemnification arising from any breach of or inaccuracy in a Special Representation; or (C) any claims for indemnification arising from any breach of or inaccuracy in the Intellectual Property Representations; provided, however, that to the extent that Parent or any other Indemnified Party is entitled to receive any indemnification for the matters described in clause (A), clause (B) or clause (C) of this sentence, Parent or such other Indemnified Party shall be required to first exhaust the Indemnity Escrow Amount of the Escrow Fund as their sole source of recovery prior to pursuing any other remedies or sources of recovery, to the extent available under this Agreement. Notwithstanding anything herein to the contrary, nothing herein shall limit the rights or remedies of Parent or any other Indemnified Party against the Company or a Company Securityholder (A) with respect to fraud, intentional misrepresentation or willful breach by the Company or such Company Securityholder, as applicable or (B) with respect to specific performance, injunctive and other equitable relief.

(ii) The parties acknowledge that (A) except as expressly provided in Article II of this Agreement, the Company, the Company Securityholders or any director, officer, employee, affiliate or advisor of the Company has not made and is not making any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, and (B) except as expressly provided in Article II of this Agreement, Parent is not relying and has not relied on, any representations or warranties whatsoever regarding the subject matter of this Agreement.

(iii) The parties acknowledge that (A) except as expressly provided in Article III of this Agreement, Parent, Midco, Sub or any director, officer, employee, affiliate or advisor of the Parent, Midco or Sub has not made and is not making any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, and (B) except as expressly provided in Article III of this Agreement, the Company is not relying and has not relied on, any representations or warranties whatsoever regarding the subject matter of this Agreement.

(c) Limitations of Liability.

(i) The maximum amount that the Indemnified Parties may recover from each Company Securityholder for claims for indemnification under or pursuant to clauses (i) of Section 7.2(a) (other than claims for indemnification arising from any breach of or inaccuracy in a Special Representation or the Intellectual Property Representations) and (vi) of Section 7.2(a) (other than Losses related to Intellectual Property Representations) shall be limited to such Company Securityholder’s Pro Rata Share of the Indemnity Escrow Amount of the Escrow Fund and the sole source of such recovery shall be the Indemnity Escrow Amount of the Escrow Fund. The maximum amount that the Indemnified Parties may recover from each Company Securityholder for (A) claims for indemnification under or pursuant to clauses (ii) through (v), and clause (vii) of Section 7.2(a) of this Agreement, inclusive; or (B) any claims for indemnification arising from any breach of or inaccuracy in a Special Representation shall be limited to such Company Securityholder’s Pro Rata Share of the Adjusted Purchase Price (including any amounts withheld and deposited into the Escrow Fund on such Company Securityholder’s behalf). The maximum amount that the Indemnified Parties may recover from each Company Securityholder for (A) claims for indemnification related to Intellectual Property Representations under or pursuant to clause (vi) of Section 7.2(a) of this Agreement; or (B) any claims for indemnification arising from any breach of or inaccuracy in the Intellectual Property Representations shall be limited to such Company Securityholder’s Pro Rata Share of the Intellectual Property Indemnification Amount.

(ii) The Indemnified Parties shall not be entitled to any indemnification payment pursuant to Section 7.2(a)(i) or Section 7.2(a)(vi) of this Agreement (other than claims for indemnification arising from any breach of or inaccuracy in a Special Representation or the Intellectual Property Representations), until such time as the total amount of all Losses incurred by the Indemnified Parties from the matters described in Section 7.2(a)(i) or Section 7.2(a)(vi) (other than claims for indemnification arising from any breach of or inaccuracy in a Special Representation or the Intellectual Property Representations) exceeds $150,000 in the aggregate (the “Threshold Amount”); provided that at such time as the cumulative amount of such Losses exceeds the Threshold Amount, the Indemnified Parties, subject to the limitations set forth herein, shall be entitled to be indemnified against the entire amount of such Losses, and not merely the portion of such Losses exceeding the Threshold Amount.

(d) Losses; Knowledge; No Right of Contribution. For all purposes of and under this Agreement, “Loss” shall mean: (i) any loss, claim, Tax, demand, damage, lost profits, Liability, judgment, fine, penalty, fee, cost or expense (including reasonable attorneys’, consultants’ and experts’ fees and expenses) or consequential or incidental damages or punitive damages (in connection with claims brought by a third party) (ii) any and all reasonable fees and costs of enforcing an Indemnified Party’s rights under this Agreement, and (iii) any and all reasonable fees and costs defending any Third-Party Claims. There shall be no right of contribution from the Surviving Corporation, Parent or any of their respective Subsidiaries with respect to any Loss claimed by an Indemnified Party; provided, however, that for purposes of computing the amount of any Losses incurred by an Indemnified Party, the amount of Losses shall be (i) reduced by any insurance proceeds received from any third parties by the Indemnified Parties with respect to the claim for which indemnification is sought (net of any deductible amounts, and reduced by any related increase in premiums) and (ii) reduced by any amounts, when and as, actually recovered from any third parties, by way of indemnification or otherwise, with respect to the claim for which indemnification is sought, net of costs of collection. For the purpose of quantifying an Indemnified Party’s Losses under this Article VII only (but not for the purpose of determining whether or not a breach has occurred), any representation or warranty given or made by the Company in this Agreement that is qualified in scope as to materiality (including Company Material Adverse Effect) shall be deemed to be made or given without such qualification, and such qualification will not have any effect with respect to the calculation of the amount of any Losses attributable to a breach of such representation or warranty. There shall be no right of contribution from the Surviving Corporation, Parent or any of their respective Subsidiaries with respect to any Loss claimed by an Indemnified Party.

(e) Knowledge of Indemnified Parties. The Company and the Securityholder Representative (on behalf of Company Securityholders) agree that the Indemnified Parties’ rights to indemnification contained in this Article VII relating to the representations, warranties and covenants of the Company contained in this Agreement are part of the basis of the bargain contemplated by this Agreement; and such representations, warranties and covenants, and the rights and remedies that may be exercised by the Indemnified Parties with respect thereto, shall not be waived, limited, qualified, or otherwise affected by or as a result of (and the Indemnified Parties shall be deemed to have relied upon such representations, warranties or covenants notwithstanding) any knowledge on the part of any of the Indemnified Parties or any of their Representatives, regardless of whether obtained (or should have been obtained) through any due diligence review, audit or other investigation by any Indemnified Party or any Representative of any Indemnified Party or through disclosure by the Company or any other Person, and regardless of whether such knowledge was obtained before or after the execution and delivery of this Agreement, other than as disclosed in the Schedule of Exceptions; provided, however, that regardless of any disclosure made or information contained in the Schedule of Exceptions, each Indemnified Party shall be entitled to recover for any Losses related to Sections 7.2(a)(iii), (vii) and (viii) above.

(f) Treatment of Indemnification Payments. All indemnification payments under this Agreement shall be treated as an adjustment to the purchase price for all Tax purposes.

7.3 Claims for Indemnification.

(a) Procedure for Claims. An Indemnified Party wishing to assert a claim for indemnification under this Article VII shall deliver to the Securityholder Representative a certificate (an “Officer’s Certificate”) signed by any officer of Parent (or another Indemnified Party) no later than fifteen (15) days after the applicable survival date (if any): (i) stating that Parent (or such other Indemnified Party) has paid, sustained, incurred or accrued Losses, (ii) specifying in reasonable detail the facts pertinent to such claim(s) and the nature of the basis for indemnification with respect thereto, and (iii) if practicable, containing a non-binding, preliminary, good faith estimate of the amount of Losses to which the Indemnified Party in good faith believes it is entitled (the aggregate amount of such Losses, the “Claimed Amount”). Within thirty (30) days after delivery of such Officer’s Certificate, the Securityholder Representative shall deliver to the Indemnified Party a written response in which the Securityholder Representative shall: (A) agree that the Indemnified Party is entitled to receive all of the Claimed Amount (in which case the Securityholder Representative and the Indemnified Party shall deliver to the Escrow Agent, within three (3) Business Days following delivery of the response, a written notice executed by both such parties instructing the Escrow Agent to distribute to the Indemnified Party, out of the Escrow Fund, an amount equal to the Claimed Amount), (B) agree that the Indemnified Party is entitled to receive part, but not all, of the Claimed Amount (the “Agreed Amount”) (in which case the Securityholder Representative and the Indemnified Party shall deliver to the Escrow Agent, within three (3) Business Days following delivery of the response, a written notice executed by both such parties instructing the Escrow Agent to distribute to the Indemnified Party, out of the Indemnity Escrow Amount of the Escrow Fund, an amount equal to the Agreed Amount), or (C) contest that the Indemnified Party is entitled to receive all or part of the Claimed Amount. If the Securityholder Representative in such response contests the payment of all or part of the Claimed Amount, then the Securityholder Representative and the Indemnified Party shall use good faith efforts to resolve such dispute in accordance with Section 7.3(c) below. Failure of the Securityholder Representative to respond in writing to an Officer’s Certificate within the thirty (30) day period specified above shall be treated as agreement by the Securityholder Representative that the Indemnified Party is entitled to the Claimed Amount, which Indemnified Party may then recover unilaterally from the Indemnity Escrow Amount of the Escrow Fund.

(b) Defense of Third-Party Claims. In the event an Indemnified Party becomes aware of the commencement by a third-party of any action, suit or proceeding which such Indemnified Party reasonably believes may result in a Loss for which the Company Securityholders would become obligated to indemnify such Indemnified Party (a “Third-Party Claim”), such Indemnified Party shall promptly deliver written notice to the Securityholder Representative of such Third-Party Claim. Any delay or failure in so notifying the Securityholder Representative of such Third-Party Claim shall not limit or relieve the Company Securityholders of their obligations under this Article VII (except to the extent, if at all, that the defense of such Third-Party Claim is materially prejudiced by reason of such delay or failure). Within thirty (30) days after the Indemnified Party delivers written notice to the Securityholder Representative of such Third-Party Claim, the Securityholder Representative may, upon written notice thereof to the Indemnified Party, assume control of the defense of such action, suit or proceeding if (1) the Securityholder Representative provides written notice to such Indemnified Party that the Securityholder Representative intends to undertake such defense and that the Company Securityholders will indemnify the Indemnified Parties against all Losses resulting from or relating to such Third-Party Claim; (2) the Securityholder Representative provides Parent and such Indemnified Party with evidence reasonably acceptable to Parent and such Indemnified Party that the Company Securityholders will have the financial resources to defend against the third-party claimant and fulfill their indemnification obligations hereunder; (3) the Third-Party Claim involves only monetary damages that will be fully covered by the Indemnity Escrow Amount of the Escrow Fund (taking into account all other pending claims against the Indemnity Escrow Amount of the Escrow Fund) and does not seek an injunction or other equitable relief; (4) settlement of or an adverse judgment with respect to the action, suit or proceeding is not, in the good faith judgment of Parent, likely to establish a precedent adverse to the continuing business of Parent; (5) the Third-Party Claim does not involve any Intellectual Property or Intellectual Property Rights of Parent or any of its Subsidiaries; and (6) the defense of the action, suit or proceeding is conducted actively and diligently by legal counsel reasonably acceptable to Parent and such Indemnified Party. If the Securityholder Representative does not assume control of such defense, the Indemnified Party may control such defense. The party not controlling such defense may participate therein at its own expense; provided, however, that if the Securityholder Representative assumes control of such defense and the Indemnified Party reasonably concludes, based on advice of counsel, that the Securityholder Representative and the Indemnified Party have an actual conflict of interest with respect to such action, suit or proceeding, the reasonable fees and expenses of counsel to the Indemnified Party solely in connection therewith shall be considered “Losses” that may be recovered by the Indemnified Party under this Article VII; provided, further, that in no event shall the Securityholder Representative or the Company Securityholders be responsible for the fees and expenses of more than one counsel per jurisdiction for all Indemnified Parties. The party controlling such defense shall keep the other party reasonably advised of the status of such action, suit or proceeding and the defense thereof and shall consider recommendations made by the other party with respect thereto. The Securityholder Representative shall not agree to any settlement of such action, suit or proceeding that does not include a complete release of all potential Indemnified Parties from all Liability with respect thereto or that imposes any Liability on any potential Indemnified Party without the prior written consent of such Indemnified Party. The Indemnified Party shall not consent to the entry of any judgment or enter into any settlement with respect to any Third-Party Claim without the prior written consent of the Securityholder Representative, such consent not to be unreasonably withheld, conditioned or delayed.

(c) Resolution of Conflicts. In case the Securityholder Representative shall object in writing to any claim or claims made in any Officer’s Certificate, the Securityholder Representative and Indemnified Party shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims within forty-five (45) days following the delivery by the Securityholder Representative of its response to such Officer’s Certificate. If the Securityholder Representative and Indemnified Party should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and, in the case of a claim against the Indemnity Escrow Amount of the Escrow Fund, shall be furnished to the Escrow Agent. The Escrow Agent shall be entitled to rely on any such memorandum and make distributions from the Indemnity Escrow Amount of the Escrow Fund in accordance with the terms thereof. If the Securityholder Representative and the Indemnified Party are unable to agree upon the rights of the respective parties with respect to such claims within forty-five (45) days, then such conflict or dispute will be resolved in accordance with Section 9.7 of this Agreement.

7.4 Escrow Fund . Prior to the Closing, Parent, JP Morgan Chase Bank, National Association (the “Escrow Agent”), and the Securityholder Representative shall execute and deliver the Escrow Agreement in substantially the form attached hereto as Exhibit F (the “Escrow Agreement”), and, as promptly as practicable after the Effective Time, Parent or Sub shall deposit with the Escrow Agent, as a withholding from each Company Securityholder immediately prior to the Effective Time, the Indemnity Escrow Amount and the Working Capital Escrow Portion to be held as a trust fund (the “Escrow Fund”). The Indemnity Escrow Amount of the Escrow Fund shall be held in escrow by the Escrow Agent for the purpose of securing the indemnification obligations set forth in Article VII. The Working Capital Escrow Portion of the Escrow Fund shall be held in escrow by the Escrow Agent for the purpose of securing the working capital adjustments (including adjustments based on a Cash Deficiency), if any, to the Adjusted Purchase Price as set forth in Section 5.16. The Company has delivered a schedule that sets forth the estimated Pro Rata Share of each Company Securityholder (the “Escrow Allocation Schedule”). The Company will amend the Escrow Allocation Schedule as of the

Effective Time to reflect any actual adjustments to the Adjusted Purchase Price as required by, and in accordance with, this Agreement, it being understood that the maximum value of the shares of Parent Restricted Stock to be withheld and contributed to the Escrow Fund shall be no greater than 18.5% of the combined value of the cash and Parent Restricted Stock withheld and contributed by the Major Common Holders to the Escrow Fund. The value of the shares of Parent Restricted Stock to be contributed to the Escrow Fund shall be determined as provided in Section 1.6(a)(iv).

The Escrow Fund shall be held by the Escrow Agent under the Escrow Agreement pursuant to the terms thereof. The Escrow Fund shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party, and shall be held and disbursed solely for the purposes and in accordance with the terms of the Escrow Agreement. A portion of the Escrow Fund will be treated as imputed interest as required under the Code.

7.5 Securityholder Representative.

(a) The Company Securityholders, by the approval and adoption of this Agreement and the execution of the Stockholder Consent and the letters of transmittal, shall be deemed to have designated Shareholder Representative Services LLC (together with its permitted successors) as his, her or its representative and true and lawful agent and attorney-in-fact for purposes of (i) taking all action necessary to consummate the transactions contemplated hereby, or the defense and/or settlement of any claims for which the Company Securityholders may be required to indemnify Parent or any other Indemnified Party pursuant to Article VII of this Agreement, (ii) giving and receiving all notices required to be given under this Agreement or the Escrow Agreement, and (iii) taking any and all additional action as is contemplated to be taken by or on behalf of the Company Securityholders by the terms of this Agreement.

(b) All decisions and actions by the Securityholder Representative, including any agreement between the Securityholder Representative and Parent relating to the defense or settlement of any claims for which the Company Securityholders may be required to indemnify Parent pursuant to Article VII of this Agreement, shall be binding upon all of the Company Securityholders, and no Company Securityholder shall have the right to object, dissent, protest or otherwise contest the same.

(c) The Securityholder Representative shall not have any Liability to any of the parties hereto or to the Company Securityholders for any act done or omitted hereunder as Securityholder Representative while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Company Securityholders shall severally and not jointly (based on each Company Securityholder’s Pro Rata Share) indemnify the Securityholder Representative and hold it harmless against any loss, Liability or expense incurred without gross negligence or bad faith on the part of the Securityholder Representative and arising out of or in connection with the acceptance or administration of his duties hereunder, including any out-of-pocket costs and expenses and legal fees and other legal costs incurred by the Securityholder Representative. If not paid directly to the Securityholder Representative by the Company Securityholders, such losses, liabilities or expenses may be distributed to the Securityholder Representative, on behalf of the Company Securityholders, from the cash deposited in the Indemnity Escrow Amount of the Escrow Fund that is otherwise distributable to Company Securityholders after the Survival Date (and not distributed or distributable to Parent or subject to a pending indemnification claim of Parent) pursuant to the terms hereof and of the Escrow Agreement, at the time of distribution; provided that while this section allows the Securityholder Representative to be paid from the Indemnity Escrow Amount of the Escrow Fund, this does not relieve the Company Securityholders from their obligation to indemnify the Securityholder Representative and hold it harmless against any loss, Liability or expense incurred without gross negligence or bad faith on the part of the Securityholder Representative, nor does it prevent the Securityholder Representative from seeking any remedies available to it at law or otherwise.

(d) The Securityholder Representative shall have full power and authority on behalf of each Company Securityholder to take any and all actions on behalf of, execute any and all instruments on behalf of, and execute or waive any and all rights of, the Company Securityholders under this Article VII.

(e) By his, her or its approval of the Merger, this Agreement and the Escrow Agreement, each Company Securityholder agrees, in addition to the foregoing, that:

(i) Parent and any other Indemnified Party shall be entitled to rely conclusively on the instructions and decisions of the Securityholder Representative as to (i) the settlement of any claims for indemnification by Parent or such Indemnified Party pursuant to Article VII of this Agreement, or (ii) any other actions required or permitted to be taken by the Securityholder Representative hereunder or under the Escrow Agreement, and no party hereunder shall have any cause of action against Parent or such Indemnified Party for any action taken by Parent or such Indemnified Party in reliance upon the instructions or decisions of the Securityholder Representative;

(ii) all actions, decisions and instructions of the Securityholder Representative shall be conclusive and binding upon all of the Company Securityholders and no Company Securityholder shall have any cause of action against the Securityholder Representative for any action taken, decision made or instruction given by the Securityholder Representative under this Agreement or the Escrow Agreement, except for gross negligence or bad faith by the Securityholder Representative in connection with the matters described in this Section 7.5;

(iii) the provisions of this Section 7.5 are independent and severable, are irrevocable and coupled with an interest and shall be enforceable notwithstanding any rights or remedies that any Company Securityholder may have in connection with the transactions contemplated by this Agreement; and

(f) The individual serving as the Securityholder Representative may resign (upon no less than thirty (30) days prior notice to Parent, the Escrow Agent and each Company Securityholder that was outstanding immediately prior to the Effective Time (other than holders of Dissenting Shares)). In the event of the death or permanent disability of the then-acting Securityholder Representative, or if the then-acting Securityholder Representative shall give notice of intent to resign, the holders of a majority in interest of Company Securityholders (other than holders of Dissenting Shares) outstanding as of immediately prior to the Effective Time (on an as-converted to Company Common Stock basis, assuming the exercise of all Vested Options and Company Warrants) shall, by written notice to Parent and the Escrow Agent, appoint a successor Securityholder Representative as soon as practicable, and in no event later than thirty (30) days following such death, permanent disability or notice of intent to resign. In addition, the individual serving as the Securityholder Representative may be replaced from time to time by the holders of a majority in interest of the Company Securityholders (other than holders of Dissenting Shares) outstanding as of immediately prior to the Effective Time (on an as-converted to Company Common Stock basis, assuming the exercise of all Vested Options and Company Warrants) upon not less than ten (10) days prior written notice to Parent, the Escrow Agent and each Company Securityholder (other than holders of Dissenting Shares). Each successor Securityholder Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Securityholder Representative, and the term “Securityholder Representative” as used herein shall be deemed to include any such successor Securityholder Representatives.

(g) In connection with any claim by an Indemnified Party for indemnification under this Article VII, Parent shall, upon the reasonable request of the Securityholder Representative, provide the Securityholder Representative with reasonable access to information (including electronic access, to the extent available and secure) about the Surviving Corporation and the reasonable assistance of the officers and employees of Parent and the Surviving Corporation for the purpose of performing its duties and exercising its rights under this Agreement with respect to such claim; provided that the Securityholder Representative will treat confidentially any nonpublic information it receives from Parent regarding the Surviving Corporation (except the Securityholder Representative (i) may disclose information to its employees, advisors or consultants or the Company Securityholders in connection with the performance by the Securityholder Representative of its duties or the exercise of its rights under this Agreement, (ii) shall disclose to such parties the confidentiality restrictions contained in this Section 7.5(g) and (iii) be responsible for any disclosure by such parties that would be in violation of the provisions of this Section 7.5(g) as if such parties were party to this Agreement).

(h) The provisions of this Section 7.5 shall be binding upon the executors, heirs, legal representatives, personal representatives, successor trustees and successors of each Company Securityholder, and any references in this Agreement to a Company Securityholder or the Company Securityholders shall mean and include the successors to the rights of the Company Securityholders hereunder, whether pursuant to testamentary disposition, the Laws of descent and distribution or otherwise.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. Except as provided in Section 8.2 of this Agreement, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

(a) by mutual written consent of the Company and Parent;

(b) by Parent or the Company if: the Effective Time has not occurred before 5:00 p.m. (Eastern time) on January 31, 2012 (the “End Date”); provided, however, that if the Effective Time shall not have occurred before the End Date, but as of the End Date all of the conditions to the obligations of the parties to consummate the Merger pursuant to Article VI of this Agreement (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived in writing, then at the election of either Parent or the Company, the End Date shall be extended a maximum of one (1) time for up to ten (10) days; provided, further, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to perform any covenant hereunder has been the principal cause of, or resulted in, the failure of the Effective Time to occur on or before the End Date;

(c) by Parent or the Company if (i) there shall be a final non-appealable order of a court of competent jurisdiction in effect preventing consummation of the Merger, or (ii) there shall be any statute, rule, regulation or order enacted, promulgated or issued by any Governmental Entity that would make consummation of the Merger illegal;

(d) by Parent, if Parent is not in breach of any material terms of this Agreement, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, however that if any such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company prior to the End Date through the exercise of its commercially reasonable efforts, then Parent may not terminate this Agreement under this Section 8.1(d) prior to the end of a twenty (20) day period following the delivery of written notice by Parent to the Company of Parent’s intent to terminate this Agreement pursuant to this Section 8.1(e) as a result of such breach (or inaccuracy arising) so long as the Company continues to exercise commercially reasonable efforts to cure such breach during such period (it being understood that Parent may not terminate this Agreement pursuant to this Section 8.1(d) if such breach by the Company is cured prior to the end of such period);

(e) by the Company, if the Company is not in breach of any material terms of this Agreement, upon a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, however that if any such inaccuracy in Parent’s representations and warranties or breach by Parent is curable by Parent prior to the End Date through the exercise of its commercially reasonable efforts, then the Company may not terminate this Agreement under this Section 8.1(e) prior to the end of a twenty (20) day period following the delivery of written notice by the Company to Parent of the Company’s intent to terminate this Agreement pursuant to this Section 8.1(e) as a result of such breach (or inaccuracy arising) so long as Parent continues to exercise commercially reasonable efforts to cure such breach during such period (it being understood that the Company may not terminate this Agreement pursuant to this Section 8.1(e) if such breach by Parent is cured prior to the end of such period);

(f) by Parent, if Parent is not in breach of any material terms of this Agreement, if a Company Material Adverse Effect shall have occurred after the date of this Agreement and such Company Material Adverse Effect has not been cured within twenty (20) days; or

(g) by Parent, if the Company has not obtained the Stockholder Consent within two four (2) hours after the execution of this Agreement so long as Parent actually exercises its right to terminate this Agreement under this Section 8.1(g) within five (5) days following the date of this Agreement.

8.2 Effect of Termination. If a party wishes to terminate this Agreement pursuant to Section 8.1, then in addition to any notices required pursuant to Section 8.1 such party shall deliver to the other parties to this Agreement a written notice stating that such party is terminating this Agreement and setting forth a brief description of the basis on which such party is terminating this Agreement and the applicable paragraph of Section 8.1 under which this Agreement is terminated. In the event of termination of this Agreement as provided in Section 8.1 of this Agreement, this Agreement shall forthwith become void and there shall be no Liability on the part of Parent, Sub, the Company or their respective officers, directors, employees, agents, consultants, representatives or stockholders (in their respective capacities as such), if applicable; provided, however, that each party hereto shall remain liable for any willful breach of this Agreement by such party prior to its termination; and provided further, that, the provisions of Sections 5.3 (Confidentiality), the first sentence of Section 5.4 (Expenses) and Article IX (General Provisions) of this Agreement and this Section 8.2 (Notice of Termination; Effect of Termination) shall remain in full force and effect and survive any termination of this Agreement pursuant to the terms of this Article VIII.

8.3 Amendment. This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of the party against whom enforcement is sought. For purposes of this Section 8.3, any amendment that purports to be enforceable against the Company Securityholders must be signed by the Securityholder Representative and the Company Securityholders agree that any such amendment of this Agreement signed by the Securityholder Representative after the Effective Time shall be binding upon and effective against the Company Securityholders whether or not they have signed such amendment.

8.4 Extension; Waiver. At any time prior to the Effective Time, Parent and the Company may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other party hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. For purposes of this Section 8.4, the Company Securityholders agree that any such extension or waiver that is signed prior to the Effective Time that purports to be enforceable against the Company Securityholders must be signed by the Company or the Securityholder Representative and any extension or waiver signed by the Company or Securityholder Representative `shall be binding upon and effective against all Company Securityholders whether or not they have signed such extension or waiver. Such extension or waiver shall not be deemed to apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any agreement or condition, as the case may be, other than that which is specified in the written extension or waiver. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE IX

GENERAL PROVISIONS

9.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (a) five (5) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (b) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (c) on the first Business Day following the date of confirmation of receipt of transmission by facsimile, in each case to the intended recipient as set forth below:

(a) if to Parent, Midco or Sub, to:

Vistaprint N.V.

c/o Vistaprint USA, Incorporated

95 Hayden Avenue

Lexington, MA 02421

Attention: General Counsel

Facsimile: (781) 652-6092

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

Exchange Place

53 State Street

Boston, MA 02109

Attention: Kenneth J. Gordon

Facsimile No.: (617) 523-1231

(b) if to the Company (prior to the Effective Time), to:

Webs, Inc.

1100 Wayne Avenue, Suite 801

Silver Spring, MD 20910

Attention: Haroon Mokhtarzada

Facsimile No.: (301) 960-9021

with a copy (which shall not constitute notice) to:

Cooley LLP

One Freedom Square

Reston Town Center

11951 Freedom Drive

Reston, VA 20190

Attention: Michael R. Lincoln

Facsimile No.: (703) 456-8100

(c) if to the Securityholder Representative, to:

Shareholder Representative Services LLC

601 Montgomery Street, Suite 2020

San Francisco, CA 94111

Attention: Managing Director

Telecopy: (415) 962-4147

Telephone: (415) 367-9400

Email: deals@shareholderrep.com with a copy (which shall not constitute notice) to:

Cooley LLP

One Freedom Square

Reston Town Center

11951 Freedom Drive

Reston, VA 20190

Attention: Michael R. Lincoln

Facsimile No.: (703) 456-8100

Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth.

9.2 Interpretation. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The term “willful breach” shall mean an action or omission that constitutes a breach of a covenant and that was taken or omitted to be taken for the purpose of breaching such covenant and was not merely a volitional action or omission but does not require malicious or tortious intent. The term “intentional misrepresentation” shall mean that an action or omission that constitutes a breach of a representation or warranty and that was taken or omitted to be taken for the purpose of misleading the party to whom such representation or warranty was made and was not merely a volitional action or omission but does not otherwise require malicious or tortious intent.

9.3 Counterparts. This Agreement may be executed by facsimile or other electronic transmission and in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

9.4 Entire Agreement; Assignment. This Agreement, the Schedule of Exceptions, the Confidential Disclosure Agreement, and the documents and instruments and other agreements among the parties hereto referenced herein: (i) constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings both written and oral, among the parties with respect to the subject matter of this Agreement; (ii) except with respect to Indemnified Parties under Article VII of this Agreement and as provided in the final sentence of this Section 9.4, are not intended to confer upon any other Person any rights or remedies hereunder; and (iii) shall not be assigned by operation of Law or otherwise, except that Parent may assign its rights and delegate its obligations hereunder to its Affiliates or (after the Closing) to any purchaser of the Surviving Corporation or of all or substantially all of the assets or business of the Surviving Corporation provided further that in the case of such assignment, Parent will remain liable for all of their obligations hereunder and any failure of assignee or assignees to discharge the same. Notwithstanding anything to the contrary contained in this Agreement (but without limiting any of the rights of the Securityholder Representative hereunder), if the Merger is consummated, (i) the Company Securityholders shall be third party beneficiaries of the provisions set forth in Article I, and (ii) the Company’s former officers and directors shall be third party beneficiaries of the provisions set forth in Section 5.20.

9.5 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.6 Other Remedies. Any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

9.7 Governing Law; Jurisdiction; Venue. EXCEPT AS OTHERWISE PROVIDED HEREIN, ALL QUESTIONS AND/OR DISPUTES CONCERNING THE CONSTRUCTION, VALIDITY AND INTERPRETATION OF THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY SHALL BE GOVERNED BY THE INTERNAL LAWS, AND NOT THE LAW OF CONFLICTS, OF THE COMMONWEALTH OF MASSACHUSETTS PROVIDED THAT THE MERGER SHALL BE GOVERNED BY DELAWARE LAW. SUBJECT TO SECTION 5.16(b) OF THIS AGREEMENT, THE PARTIES HERETO, HEREBY IRREVOCABLY AND UNCONDITIONALLY AGREE TO BE SUBJECT TO, AND HEREBY CONSENT AND SUBMIT TO, THE JURISDICTION OF THE COURTS OF THE COMMONWEALTH OF MASSACHUSETTS AND AGREE THAT ANY ACTION INVOLVING ANY EQUITABLE OR OTHER CLAIM SHALL BE BROUGHT EXCLUSIVELY IN THE COMMONWEALTH OF MASSACHUSETTS. IN THE EVENT THAT THE COURTS OF THE COMMONWEALTH OF MASSACHUSETTS DO NOT ACCEPT JURISDICTION OVER ANY SUCH ACTION, THE PARTIES HERETO, HEREBY IRREVOCABLY AND UNCONDITIONALLY AGREE THAT ANY SUCH ACTION THEN SHALL BE BROUGHT EXCLUSIVELY IN THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF MASSACHUSETTS.

9.8 No Waiver Relating to Claims for Fraud, Intentional Misrepresentation or Willful Misconduct. The liability of any Person under Article VII will be in addition to, and not exclusive of, any other liability that such Person may have at law or in equity based on such Person’s fraudulent acts or omissions, intentional misrepresentations or willful misconduct. Notwithstanding anything to the contrary contained in this Agreement, none of the provisions set forth in this Agreement, including the provisions set forth in Article VII, shall be deemed a waiver by any party to this Agreement of any right or remedy which such party may have at law or in equity based on any other Person’s fraudulent acts or omissions, intentional misrepresentation or willful misconduct, nor will any such provisions limit, or be deemed to limit: (a) the amounts of recovery sought or awarded in any such claim for fraud, intentional misrepresentation or willful misconduct; (b) the time period during which a claim for fraud, intentional misrepresentation or willful misconduct may be brought; or (c) the recourse which any such party may seek against another Person with respect to a claim for fraud, intentional misrepresentation or willful misconduct.

9.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefor, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

9.10 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that any party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which it is entitled at law or in equity.

9.11 Attorneys’ Fees. If any action or other proceeding relating to the enforcement of any provision of this Agreement is brought by any party hereto, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs, and disbursements (in addition to any other relief to which the prevailing party may be entitled).

9.12 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AND ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT OF THIS AGREEMENT.

ARTICLE X

DEFINITIONS

10.1 For all purposes of this Agreement, the following terms shall have the following respective meanings:

“Adjusted Purchase Price” shall mean (without double counting): (A) the Base Purchase Price; minus (B) unpaid Third-Party Expenses incurred by the Company or any of its Subsidiaries; minus (C) Closing Indebtedness Amount minus (D) any Company Bonus Amounts; plus (E) the sum of the exercise prices of all Vested Options that have an exercise price less than the Per Share Consideration; plus (F) the sum of the exercise prices of all Company Warrants that have an exercise price less than the Per Share Consideration; minus (G) the greater of the (i) Working Capital Adjustment Amount and (ii) Cash Adjustment Amount, if and only if such number is a positive number.

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly through one or more intermediaries controlling, controlled by or under common control with such other Person.

“Aggregate Capped Participation Spread” shall mean the aggregate Capped Participation Spread applicable to the shares of Company Common Stock issuable upon conversion of the shares of Company Preferred Stock outstanding as of the Effective Time.

“Aggregate Series A Preference Amount” shall mean the aggregate Series A Preference Amount applicable to the shares of Series A Preferred Stock outstanding as of the Effective Time.

“Base Purchase Price” shall mean one hundred seventeen million five hundred thousand dollars ($117,500,000).

“Business Day” shall mean any day other than (a) a Saturday or Sunday or (b) a day on which banking institutions located in Boston, Massachusetts are permitted or required by Law to remain closed.

“Capped Participation Spread” shall mean, with respect to each share of Company Common Stock issuable upon conversion of the corresponding share of Company Preferred Stock outstanding as of the Effective Time, the amount equal to (A) the Per Share Purchase Price minus (B) two times (2X) the Series A Preference Amount applicable to such share of Company Preferred Stock.

“Cash Adjustment Amount” shall mean the Target Cash Amount minus the Cash and Cash Equivalents.

“Cash and Cash Equivalents” shall mean the cash and cash equivalents of the Company as determined in accordance with GAAP, (Accounting Standards Codification 305-10-20) including amounts restricted for use as collateral under the Merchant Services Agreement with Bank of America Merchant Services; provided, however, that “Cash and Cash Equivalents” shall not include any proceeds from the sale of the Hyperoffice Patents.

“Cash Deficiency” shall mean, if the Cash Adjustment Amount as delivered by the Company prior to Closing is less than the Final Cash Adjustment Amount, the Final Cash Adjustment Amount; otherwise “Cash Deficiency” shall mean zero (0).

“Charter Documents” shall mean the certificate of incorporation and bylaws, both as amended and in effect.

“Closing Employees” shall mean an employee of the Company or any of its Subsidiaries who shall have: (a) remained employed by the Company or a Subsidiary of the Company through and including the Closing Date; and (b) either (i) if resident within the United States, entered into, and not revoked, “at-will” employment arrangements with Parent pursuant to their execution of an Offer Letter, as well as intellectual property, confidentiality, non-solicitation and non-competition agreement in a form acceptable to Parent prior to Closing Date and agreed to be employees of Parent, a Subsidiary of Parent or the Surviving Corporation after the Closing Date, or (ii) if resident outside of the United States, agreed to be employees of Parent, a Subsidiary of Parent or the Surviving Corporation after the Closing Date.

“Closing Indebtedness Amount” shall mean the aggregate amount of Indebtedness of the Company and its Subsidiaries as of the Effective Time.

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended and as codified in Section 4980B of the Code and Section 601 et. seq. of ERISA.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Bonus Amounts” shall mean the aggregate amount of any cash bonuses paid or payable to the Company Bonus Recipients in connection with the Merger and that are set forth on Schedule 4.1(p).

“Company Bonus Recipients” shall mean the Company Personnel identified on Schedule 4.1(p).

“Company Capital Stock” shall mean all capital stock of the Company, whether or not issued or outstanding.

“Company Common Stock” shall mean shares of common stock, $0.0001 par value per share, of the Company.

“Company Common Warrants” shall mean the outstanding warrants to purchase Company Common Stock, including without limitation the outstanding warrants to purchase 128,504 shares of Company Common Stock.

“Company Employee Plan” shall mean any plan, program, policy, practice, Contract or other material arrangement providing for compensation, severance, bonus or incentive compensation, termination pay, deferred compensation, performance awards, stock or stock-related awards, retention or change of control bonus, fringe, retirement, death, disability or medical benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded (including each “employee benefit plan” within the meaning of Section 3(3) of ERISA), but specifically excluding regular wages and salaries, that is maintained, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries or ERISA Affiliates for the benefit of any Company Personnel, or with respect to which the Company, any of its Subsidiaries or ERISA Affiliates has or may have any Liability, other than any Employee Agreement.

“Company Intellectual Property” shall mean any and all Licensed Company Intellectual Property and Owned Company Intellectual Property.

“Company Material Adverse Effect” shall mean any change, event or effect that, individually or taken together with all other adverse changes, events or effects, is, or would reasonably be expected to be, materially adverse to (a) the business, assets (whether tangible or intangible), Liabilities, condition (financial or otherwise), operations or results of operations of the Company and its Subsidiaries, taken as a whole or (b) the Company’s ability to consummate the Merger; provided, however, a change resulting from any of the following shall not be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (i) any adverse effect to the extent attributable to the execution of this Agreement or the announcement or pendency of the Merger; (ii) any adverse effect that results from changes affecting the industries in which the Company participates (to the extent that such changes do not disproportionately adversely affect the Company as a whole compared to other firms in the industries in which the Company participates); (iii) changes in applicable legal requirements or GAAP after the date of this Agreement; (iv) any adverse effect that results from any act of God, any act of terrorism, war or other hostilities, any regional, national or international calamity or any other similar event; (v) the failure of the Company to meet any financial forecast, projection, estimate, prediction or models, whether internal to the Company or otherwise; or (vi) any matter set forth in the Schedule of Exceptions.

“Company Options” shall mean Vested Option and Unvested Options.

“Company Personnel” shall mean any current or former Employee, consultant or director of the Company or any of its Subsidiaries or Affiliates including, without limitation, all temporary employees, leased employees or other servants or agents employed or used with respect to the operation of the business of the Company.

“Company Preferred Stock” shall mean shares of Series A Preferred Stock.

“Company Preferred Warrants” shall mean the outstanding warrants to purchase Company Preferred Stock, including without limitation the outstanding warrants to purchase 97,137 shares of Company Preferred Stock.

“Company Restricted Stock” shall mean shares of Company Capital Stock outstanding immediately prior to the Effective Time that are unvested or are subject to a right of repurchase by the Company, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other Contract with the Company.

“Company Securityholders” shall mean (i) the holders of Company Capital Stock, Vested Options and Company Warrants as of immediately prior to the Effective Time and (ii) the Company Bonus Recipients.

“Company Source Code” shall mean source code for which the Intellectual Property and Intellectual Property Rights therein are part of the Owned Company Intellectual Property.

“Company Warrants” shall mean the Company Preferred Warrants and the Company Common Warrants.

“Data Room” shall mean the online RR Donnelley Datasite for “Project Washington”.

“Domain Name” shall mean any or all of the following and all worldwide rights in, arising out of, or associated therewith: domain names, uniform resource locators (“URLs”) and other names and locators associated with the Internet.

“Employee” shall mean any current or former employee of the Company or any of its Subsidiaries or Affiliates.

“Employee Agreement” shall mean each management, employment, severance, consulting, relocation, repatriation, expatriation, visas, work permit or other individual Contract between the Company or any of its Subsidiaries or Affiliates and any Company Personnel.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any other Person under common control with the Company or any of its Subsidiaries within the meaning of Section 414(b), (c), (m) or (o) of the Code, and the regulations issued thereunder.

“Escrow Period” shall mean the period beginning on the Closing Date and ending on the date that is thirty (30) days after the Survival Date.

“Final Cash Adjustment Amount” shall be calculated in accordance with Section 5.16.

“Final WC Adjustment Amount” shall be calculated in accordance with Section 5.16.

“Founders” shall mean Zeki Mokhtarzada, Haroon Mokhtarzada and Idris Mokhtarzada.

“GAAP” shall mean United States generally accepted accounting principles, consistently applied.

“HIPAA” shall mean the Health Insurance Portability and Accountability Act of 1996, as amended.

“Hyperoffice Patents” shall mean the patents and patent applications (including continuations, divisionals, and foreign counterparts) numbered 7,155,490, 11/644,709, 12/421,917, 13/091,963, 13/091,978 and 13/091,993.

“Indebtedness” shall mean, with respect to any Person (a) all obligations of such Person for borrowed money, whether current or funded, secured or unsecured, (b) all obligations of such Person for the deferred purchase price of any property or services (other than trade accounts payable arising in the ordinary course of the business of such Person and the amount accrued for the deferred consideration payable to the former owners of Pagemodo), (c) all obligations of such Person secured by a purchase money mortgage or other lien to secure all or part of the purchase price of property subject to such mortgage or lien, (d) all obligations under leases which shall have been or should be, in accordance with GAAP or other generally accepted accounting principles as applicable to such Person, recorded as capital leases in respect of which such Person is liable as lessee, (e) any obligation of such Person in respect of letters of credit or bankers’ acceptances (other than any obligation of the Company in respect of that certain Bank of America Merchant Services Letter of Credit with Comerica Bank), (f) any obligations secured by Liens on property acquired by such Person, whether or not such obligations were assumed by such Person at the time of acquisition of such property, (g) all obligations of a type referred to in clauses (a), (b), (c), (d), (e), or (f) above which is directly or indirectly guaranteed by such Person or which it has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a credit against loss, (h) any refinancings of any of the foregoing obligations, (i) any penalties or fees accrued under any of the foregoing, including those resulting from the prepayment or repayment of any of the foregoing obligations, (j) all accrued interest payable on any of the foregoing obligations and (k) employer payroll Taxes attributable to the cash out of Vested Options or payment of Company Bonus Amounts.

“Indefinite Representations” shall mean the representations and warranties of the Company set forth in Section 2.2 (Company Capital Structure), Section 2.4 (Authority), Section 2.10 (Tax Matters) with respect to all foreign Taxes, Tax Laws and matters in connection therewith and Section 2.24 (Fees and Expenses).

“Indemnity Escrow Amount” shall mean eleven million seven hundred seventy-fifty thousand dollars ($11,750,000).

“Intellectual Property” shall mean any or all of the following: (a) inventions (whether patentable or not), invention disclosures, industrial designs, improvements, Trade Secrets, proprietary information, know how, technology, techniques, processes, technical data and customer lists, and all documentation relating to any of the foregoing; (b) business, technical and know-how information, non-public information, confidential information and rights to limit the use or disclosure thereof by any party; (c) works of authorship (including computer programs, in any form, including source code, object code, or executable code, and whether embodied in software, firmware or otherwise), architecture, artwork, logo images, documentation, files, records, databases and data collections, schematics, diagrams, application programming interfaces, user interfaces, algorithms, websites, verilog files, netlists, emulation and simulation reports, test vectors and hardware development tools; (d) devices, prototypes, bread boards, test methodologies and hardware development tools; and (e) Trademarks and Domain Names.

“Intellectual Property Indemnification Amount” shall mean the amount equal to the sum of (A) the then remaining Indemnity Escrow Amount of the Escrow Fund plus (B) eleven million seven hundred seventy-fifty thousand dollars ($11,750,000).

“Intellectual Property Representations” shall mean the representations and warranties of the Company contained in Section 2.13 (Intellectual Property).

“Intellectual Property Rights” shall mean any or all of the following and all worldwide common law and statutory rights in, arising out of, or associated therewith: (a) patents and applications therefor and all reissues, re-examinations, divisionals, renewals, extensions, provisionals, continuations and continuations-in-part thereof (“Patents”); (b) copyrights, copyrights registrations and applications therefor, and all rights in works of authorship and other rights corresponding thereto throughout the world including moral and economic rights of authors and inventors, however denominated (“Copyrights”); (c) rights in industrial designs and any registrations and applications therefor throughout the world; (d) trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor and all goodwill associated therewith (“Trademarks”); (e) rights in trade secrets (including, those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common law), business, technical and know-how information, non-public information, and confidential information and rights to limit the use or disclosure thereof by any person; including rights in databases and data collections and all rights therein (“Trade Secrets”); (f) rights in mask works, mask work registrations and applications, and all other rights corresponding thereto throughout the world; and (g) any rights similar or equivalent to any of the foregoing.

“International Plan” shall mean each Company Employee Plan that has been adopted or maintained by the Company or any of its Subsidiaries or ERISA Affiliates, whether informally or formally, or with respect to which the Company or any of its Subsidiaries or ERISA Affiliates will or may have any Liability, in any non-United States jurisdiction or for the benefit of Company Personnel who perform services outside the United States or that is otherwise subject to the laws of any jurisdiction outside the United States.

“IRS” shall mean the United States Internal Revenue Service.

“Knowledge” shall mean with respect to the Company and its Subsidiaries, that such entity will be deemed to have “Knowledge” of a particular fact or matter if Haroon Mokhtarzada, Rich Ellinger, Zeki Mokhtarzada, Touraj Parang, Idris Mokhtarzada, Jamie Loving, Katya Marin, Mariam Mokhtarzada, Pierre Mallett, or Kathy McGovern (i) is actually aware of such fact or matter or (ii) would reasonably be expected to have become aware of such fact or matter after having made all due inquiries that would be required in connection with the competent performance of such individuals duties to the Company or its Subsidiaries.

“Law” shall mean any law, statute, ordinance, rule, regulation, code, order, judgment, injunction, decree or other provision having the force or effect of law enacted, issued, promulgated, enforced or ordered by a Governmental Entity.

“Liability” shall mean, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

“Licensed Company Intellectual Property” shall mean all Intellectual Property and Intellectual Property Rights licensed to the Company or any of its Subsidiaries by third parties, but excluding third party software non-exclusively licensed to the Company or any of its Subsidiaries for internal use only which has not been substantially customized for use by the Company and its Subsidiaries and is generally available on standard terms for less than $25,000.

“made available” shall mean, with respect to a document, that such document has been posted by the Company to the Data Room and that Parent has been granted unrestricted access to view such document prior to 8:00 pm Eastern Time on the date of this Agreement with respect to representations made as of signing this Agreement and at least two (2) days prior to Closing with respect to representations being made as of the Closing.

“Major Common Holder” shall mean any stockholder of the Company owning at least one million (1,000,000) shares of Company Common Stock immediately prior to the Effective Time.

“Net Working Capital Amount” shall mean: (a) the amount that would be set forth on the “Total Current Assets” line item of a consolidated balance sheet of the Company (excluding deferred tax assets, if any), minus (b) the sum (without duplication) of the amount that would be set forth on the “Total Current Liabilities” line item of a consolidated balance sheet of the Company (excluding deferred tax liabilities, if any, Indebtedness, Third-Party Expenses and Company Bonus Amounts incurred by the Company or any of its Subsidiaries), minus (c) long-term deferred revenue, plus (d) the amount accrued for the deferred consideration payable to the former owners of Pagemodo, plus (e) the amount of deferred rent. All amounts are to be as of the Effective time and determined in accordance with GAAP (applied on a basis consistent with the basis on which the Financial Statements were prepared and in accordance with the Company’s historic past practice). A sample calculation of Net Working Capital Amount is attached hereto as Exhibit I; provided, however, that “Net Working Capital Amount” shall not include any proceeds from the sale of the Hyperoffice Patents.

“Non-Dissenting Stockholder” shall mean each Stockholder that does not perfect such Stockholder’s appraisal or similar rights under the Delaware Law and is otherwise entitled to receive consideration pursuant to Section 1.6(a) of this Agreement.

“Owned Company Intellectual Property” shall mean all other Intellectual Property and Intellectual Property Rights in which the Company or any of its Subsidiaries has or purports to have an ownership interest of any nature, whether exclusively, jointly with another person, or otherwise.

“Parent Material Adverse Effect” shall mean any change, event or effect that, individually or taken together with all other adverse changes, events or effects, is, or would reasonably be expected to be, materially adverse to Parent’s ability to consummate the transactions contemplated by this Agreement.

“Parent Restricted Stock” shall mean the ordinary shares of Parent, subject to certain vesting requirements and transfer restrictions in accordance with the Restricted Share Award Agreement.

“Payoff Letter” shall mean letters relating to Indebtedness of the Company and its Subsidiaries that: (a) indicate in each case the relevant and respective amount of such Indebtedness; and (b) if such Indebtedness is secured, provide for the release of all Liens upon payment in full upon payment of such amount at the Closing.

“Per Share Purchase Price” shall mean the quotient obtained by dividing: (a) the Adjusted Purchase Price minus the Aggregate Series A Preference Amount plus the Aggregate Capped Participation Spread; by (b) the Total Fully Diluted Shares.

“Permits” shall mean any permits, consents, licenses, certificates, registrations, certificates of occupancy or use, variances, orders, governmental authorizations or approvals, or any other permits.

“Person” shall mean an individual, corporation, partnership, limited liability company, limited liability partnership, syndicate, person, trust, association, organization or other entity, including any Governmental Entity, and including any successor, by merger or otherwise, of any of the foregoing.

“Plan” shall mean the Company’s Amended and Restated 2005 Equity Incentive Plan, as amended.

“Post-Closing Purchase Price Adjustment” shall mean (A) if the Working Capital Deficiency is greater than or equal to the Cash Deficiency, the amount equal to the Final WC Adjustment Amount minus the Working Capital Adjustment Amount as of Closing or (B) if the Cash Deficiency is greater than the Working Capital Deficiency, the amount equal to the Final Cash Adjustment Amount minus the Cash Adjustment Amount as of Closing; provided however that if the number obtained in (A) or (B), as the case may be, is a negative number, the “Post-Closing Purchase Price Adjustment” shall be equal to zero (0).

“Pro Rata Share” shall be as set forth in the Escrow Allocation Schedule.

“Release” shall mean any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the environment or out of any property, including the movement of any materials through or in the air, soil, surface water, ground water or property.

“Restricted Share Award Agreement” shall mean the Restricted Share Award Agreement in substantially the form attached to this Agreement as Exhibit J.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Series A Preference Amount” shall mean $2.5994 per share of Series A Preferred Stock, plus all accrued but unpaid dividends thereon, accruing at a rate of eight percent (8%) of the original per share purchase price of the Series A Preferred Stock (i.e., $2.5994) per annum since the date of issuance of such share of Series A Preferred Stock.

“Series A Preferred Stock” shall mean the Series A Convertible Preferred Stock, par value $0.0001 per share, of the Company.

“Site Builder Product” shall mean the version of the web based application for designing and publishing websites (without coding requirement by the end-user) that the Company developed and readied for beta testing during the course of 2011, and includes all related and supporting technologies that enhance the capabilities available to the end-user designing and publishing their website.

“Special Representations” shall mean the Indefinite Representations and the Statute of Limitations Representations.

“Statute of Limitations Representations” shall mean the representations and warranties of the Company contained in Section 2.10 (Tax Matters) with respect to all United States federal, state and local Taxes, Tax Laws and matters in connection therewith and Section 2.24 (Employee Benefit Plans and Compensation).

“Stockholder” shall mean any holder of any Company Capital Stock immediately prior to the Effective Time.

“Subsidiary” shall mean, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) such party or any other subsidiary of such party is a general partner (excluding such partnerships where such party or any subsidiary of such party does not have a majority of the voting interest in such partnership) or (ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries.

“Target Cash Amount” shall mean one million five hundred fifty thousand dollars ($1,550,000).

“Target Net Working Capital Amount” shall mean a deficit of four million dollars (-$4,000,000).

“Tax” or, collectively, “Taxes” shall mean (i) any and all federal, state, local and foreign taxes, and other similar governmental charges in the nature of a tax, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, abandoned and unclaimed and/or escheated property, capital stock, excise, stamp, severance, premium, environmental, profits and property taxes, as well as public imposts, fees and social security charges (including health, unemployment and pension insurance), together with all interest, penalties and additions imposed with respect to such amounts, whether disputed or not.

“Total Fully Diluted Shares” shall mean the sum (without duplication) obtained by adding: (a) the aggregate number of shares of Company Common Stock outstanding (or that would be outstanding upon exercise of all Company Warrants) as of immediately prior to the Effective Time (not including any Company Restricted Stock); plus (b) the aggregate number of shares of Company Common Stock that would be issuable upon the conversion of the shares of Company Preferred Stock outstanding (or that would be outstanding upon exercise of all Company Warrants) as of immediately prior to the Effective Time; plus (c) the aggregate number of shares of Company Capital Stock underlying all Vested Company Options outstanding immediately prior to the Effective Time (after giving effect to any acceleration as a result of the Merger).

“Unvested Options” means, as of the Closing Date, (i) all outstanding unvested options to purchase shares of the Company Common Stock and (ii) all outstanding vested options to purchase shares of the Company Common Stock with an exercise price equal to or greater than the Per Share Purchase Price.

“Vested Options” means, as of the Closing Date, all outstanding vested options to purchase shares of the Company Common Stock after giving effect to vesting acceleration provisions contained in the stock option award agreements and any vesting acceleration as set forth on Schedule 4.1 with an exercise price less than the Per Share Purchase Price.

“Working Capital Adjustment Amount” shall mean the Target Net Working Capital Amount minus the Net Working Capital Amount.

“Working Capital Deficiency” shall mean, if the Working Capital Adjustment Amount as delivered by the Company prior to Closing is less than the Final WC Adjustment Amount, the Final WC Adjustment Amount, otherwise the “Working Capital Deficiency” shall mean zero (0).

“Working Capital Escrow Portion” shall mean $1,000,000.00.

10.2 Each of the following defined terms has the meaning given such term in the Section set forth opposite such defined term:

Term	Section
Accounting Arbitrator	Section 5.16(b)
Acquisition Activities	Section 4.2
Agreed Amount	Section 7.3(a)
Agreement	Preamble
Certificate of Merger	Section 1.2
Claimed Amount	Section 7.3(a)
Closing	Section 1.2
Closing Balance Sheet	Section 5.15
Closing Date	Section 1.2
Company	Preamble
Company 401(k) Plan	Section 5.5
Company Charter Documents	Section 2.1
Company Inbound Intellectual Property Agreements	Section 2.13(e)
Company Intellectual Property Agreements	Section 2.13(e)
Company Outbound Intellectual Property Agreements	Section 2.13(e)
Company Privacy Obligations	Section 2.30
Company Privacy Policies	Section 2.30
Company Products	Section 2.13(a)
Company Stock Certificates	Section 1.8(c)(ii)
Confidential Disclosure Agreement	Section 5.3

Conflict	Section 2.5
Continuing Employee	Section 5.11(a)
Contract	Section 2.5
Contracts	Section 2.5
Copyrights	Section 10.1
Current Balance Sheet	Section 2.7(a)
Customer Information	Section 2.12(f)
D&O Tail Policy	Section 5.20
Delaware Law	Section 1.1
Determination Date	Section 5.16(a)
Disagreement Notice	Section 5.16(a)
Dissenting Share Payments	Section 1.7(c)
Dissenting Shares	Section 1.7(a)
Effective Time	Section 1.2
End Date	Section 8.1(b)
Equipment	Section 2.12(e)
Escrow Agent	Section 7.4
Escrow Agreement	Section 7.4
Escrow Allocation Schedule	Section 7.4
Escrow Fund	Section 7.4
FCPA	Section 2.27
Financial Statements	Section 2.7(a)
FIRPTA Compliance Certificate	Section 5.8
Government Contracts	Section 2.16
Governmental Entity	Section 2.6
Immigration Laws	Section 2.34
Indemnified Party	Section 7.2(a)
Indemnified Parties	Section 7.2(a)
Interested Person	Section 2.17(a)
Key Employees	Section 5.11(b)
Lease Agreements	Section 2.12(b)
Leased Real Property	Section 2.12(a)
Liens	Section 2.10(a)(viii)
Loss	Section 7.2(d)
Merger	Recitals A
Midco	Preamble
Offer Letter	Section 5.11(a)
Officer’s Certificate	Section 7.3(a)
Official	Section 2.27
Open Source Materials	Section 2.13(l)
Parent	Preamble
Parent Statement	Section 5.16(a)
Patents	Section 10.1
Paying Agent	Section 1.8(a)
Payment Fund	Section 1.8(b)
Permitted Liens	Section 2.12(d)
Prior Period Returns	Section 5.22(a)
Proposed Final Adjustment Amount	Section 5.16(a)

Representative	Section 4.2
Returns	Section 2.10(a)(i)
Schedule of Exceptions	Preamble to Article II
Section 280G Payment	Section 2.24(g)
Securityholder Representative	Preamble
Severance Agreement and Release	Section 5.18
Soliciting Materials	Section 5.1(d)
Specified Contract	Section 2.15
Spreadsheet	Section 5.15
Stockholder Consent	Recitals E
Stockholder Notice	Section 5.1(b)(i)
Straddle Period	Section 5.22(c)
Sub	Preamble
Subsidiary Charter Documents	Section 2.1
Survival Date	Section 7.1(a)
Surviving Corporation	Section 1.1
Third-Party Claim	Section 7.3(b)
Third-Party Expenses	Section 5.4
Threshold Amount	Section 7.2(c)(ii)
Trade Secrets	Section 10.1
Trademarks	Section 10.1
Working Capital Deficiency	Section 5.16(c)(i)
Working Capital Escrow Portion Shortfall	Section 5.16(c)(ii)

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, Parent, Midco, Sub, the Company and the Securityholder Representative have caused this Agreement to be signed, all as of the date first written above.

PARENT:

VISTAPRINT N.V.

By:	/s/ Wendy Cebula

Name:	Wendy Cebula

Title:	Member of the Management Board

MIDCO:

VISTAPRINT USA, INCORPORATED

By:	/s/ Wendy Cebula

Name:	Wendy Cebula

Title:	Treasurer and Chief Operating Officer

SUB:

WOODBRIDGE ACQUISITION CORPORATION

By:	/s/ Wendy Cebula

Name:	Wendy Cebula

Title:	President

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Parent, Midco, Sub, the Company and the Securityholder Representative have caused this Agreement to be signed, all as of the date first written above.

WEBS, INC.

By:	/s/ Haroon Mokhtarzada

Name:	Haroon Mokhtarzada

Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Parent, Midco, Sub, the Company and the Securityholder Representative have caused this Agreement to be signed, all as of the date first written above.

SECURITYHOLDER REPRESENTATIVE:

SHAREHOLDER REPRESENTATIVE SERVICES LLC

By:	/s/ Paul Koenig

Name:	Paul Koenig

Title:	Managing Director

[Signature Page to Agreement and Plan of Merger]